UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              FORM 20-F
           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF
                 THE SECURITIES EXCHANGE ACT OF 1934

                      Commission file number


                     CHINESEWORLDNET.COM INC.
      (Exact name of registrant as specified in its charter)


                          CAYMAN ISLANDS
          (Jurisdiction of incorporation or organization)


    THE HUNTLAW BUILDING, P.O. BOX 1350GT, GRAND CAYMAN, CAYMAN ISLANDS
               (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:


Title of each class:                 Name of each exchange on which registered:

COMMON SHARES, U.S. $0.001 PAR VALUE                  NONE

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:   NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 6,000,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 [  ]  Yes    [ x ]  No

Indicate by check mark which financial statement item the registrant has elected to follow.

 [ x ]  Item 17  [  ]  Item 18

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                                  TABLE OF CONTENTS

PART I

ITEM 1.   IDENTIFY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS               1

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE                             2

ITEM 3.   KEY INFORMATION                                                     2

ITEM 4.   INFORMATION ON THE COMPANY                                          7

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS                       16

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                         18

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PART TRANSACTIONS                   22

ITEM 8.   FINANCIAL INFORMATION                                              23

ITEM 8B.   SIGNIFICANT CHANGES                                               23

ITEM 9.   THE OFFER AND LISTING                                              24

ITEM 10.  ADDITIONAL INFORMATION                                             24

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK          28

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES             28

PART II                                                                      29

ITEM 13.  DEFAULTS, DIVIDENDS ARREARS AND DELINQUENCIES                      29

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
          and USE OF PROCEEDS                                                29

PART III                                                                     29

ITEM 15.  FINANCIAL STATEMENTS                                               29

ITEM 16.  FINANCIAL STATEMENTS                                               29

ITEM 17.  FINANCIAL STATEMENTS AND EXHIBITS                                  29

                      INTRODUCTION AND USE OF CERTAIN TERMS

ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000. As used herein, except as the context otherwise requires, the term "CWN" or the "Company" refers to ChineseWorldNet.Com Inc. and its subsidiaries. The Company's consolidated financial statements are prepared in accordance with United States generally accepted accounting principles and are presented in United States dollars. All monetary amounts contained in this Registration Statement are in United States dollars unless otherwise indicated.

The registered and executive office of the Company is located at The Huntlaw Building, P.O. Box 1350, Grand Cayman, Cayman Islands. The Company's North American office and principle place of business is located at Suite 620 - 1090 West Pender Street, Vancouver, British Columbia, Canada V6E 2N7.

                         FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of June 30, 2001 unless otherwise indicated.

The following discussion contains forward-looking statements regarding events and financial trends, which may affect the Company's future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in forward-looking statements. These factors include, but are not limited to, the fact that the Company is a development stage, Internet based provider of news and information on small and micro cap public companies, will need additional financing to develop its activities and will be subject to certain technological and risks doing business in China, all of which factors are set forth in more detail in the section entitled "Risk Factors" at Item 3 and "Operating and Financial Review and Prospects" at Item 9.

                                    PART I

ITEM 1.   IDENTIFY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
================================================================================
The following table sets forth the names, business addresses and functions of CWN's directors and senior management.

------------------------------------------------------------------------------------------------
NAME                       BUSINESS ADDRESS                                 POSITION
------------------------------------------------------------------------------------------------
Joe K. F. Tai          #620-1090 West Pender Street                  President, Chief Executive
                       Vancouver, British Columbia, Canada V6E 2N7   Officer and Director
------------------------------------------------------------------------------------------------
Kelvin Szeto           #620 - 1090 West Pender Street                Vice President Operation
                       Vancouver, British Columbia, Canada V6E 2N7
------------------------------------------------------------------------------------------------
Mathew Lee             #620 - 1090 West Pender Street                Chief Financial Officer and
                       Vancouver, British Columbia, Canada V6E 2N7   Vice President Marketing
------------------------------------------------------------------------------------------------
Nikkie Hu              #620 - 1090 West Pender Street                Vice President Corporate
                       Vancouver, British Columbia, Canada V6E 2N7   Development
------------------------------------------------------------------------------------------------
Gilbert Chan           #620 - 1090 West Pender Street                Vice President Project
                       Vancouver, British Columbia, Canada V6E 2N7   Development
------------------------------------------------------------------------------------------------
Ken Cai                #1200 - 543 Granville Street                  Director
                       Vancouver, British Columbia, Canada V6E 2N7
------------------------------------------------------------------------------------------------
Chi Cheong Lui         822 Man Tai House                             Director
                       Tai Heng Sai Estate, Kowloon, Hong Kong
------------------------------------------------------------------------------------------------
Chi Kong Liu           2/F Flat D, Block 15,                         Director
                       Classical Garden, Tai Po, New Territories,
                       Hong Kong

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The Company's legal advisors are Catalyst Corporate Finance Lawyers. Their address is 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E
2E9.

The Company's auditors are Ellis Foster, Chartered Accountant. Their address is 1650 West 1st Avenue, Vancouver, British Columbia, Canada V6J 1G1. Ellis Foster was appointed the auditors since the Company's inception on January 12, 2000.

                ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE
--------------------------------------------------------------------------------
Not applicable.

ITEM 3.   KEY INFORMATION
--------------------------------------------------------------------------------

Selected Financial Data
-----------------------

The Company was incorporated on January 12, 2000 and therefore has no historical information to compare to the audited financial statements for the eleven-month period ended Dec 31, 2000. The following table sets forth selected consolidated financial statements of the Company which has been derived from the consolidated financial statements of the Company prepared in accordance with the United States generally accepted accounting principles ("US GAAP"). The financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Item 5 - Operating and Financial Review and Prospectus".

                                               Eleven Months Ended
                                                      Dec 31, 2000

Operating revenues                                       $320,548
Operating income before income taxes                     (337,839)
Net income for the period                                (336,867)
Earnings per share                                          (0.06)
Common shares used in calculation                       6,000,000

Consolidation Balance Sheet

Total assets                                              863,509
Capital assets                                             27,842
Total liabilities                                          97,764
Share capital                                          $1,101,961


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Capitalization And Indebtedness
-------------------------------

The Company's consolidated capitalization as at June 30, 2001 was as follow:

Consolidated Balance Sheet Data                June 30, 2001
-------------------------------                -------------

Long-Term Debt                                          $0

Shareholders' Equity                            $1,100,000
                                                ----------

Total Capitalization                           $779,509.96
                                               ===========

Forward Looking Statements Risk Factors
---------------------------------------

The following offers a brief overview of some of the risk factors to be considered in relation to the Company's business. Specific risk factors to be considered include, but are not limited to, the following:

CWN's limited operating history makes it difficult for purchasers to judge the Company's prospects.

CWN has a limited operating history upon which an evaluation of the Company's current business and prospects can be based. Purchasers should consider any purchase of CWN's shares in light of the risks, expenses and problems frequently encountered by all companies in the early stages of development.

CWN's recent revenue growth may not continue in the future.

There can be no assurance that the revenue growth CWN has experienced in the most recent eleven months ended Dec 31, 2000 will continue or increase. CWN's limited operating history makes the prediction of future results difficult or impossible, and therefore, the Company's recent revenue growth should not be taken as an indication of any growth that can be expected in the future.

CWN anticipates losses for the foreseeable future.

It is anticipated that the Company will incur net losses for the foreseeable future. The extent and duration of these losses will depend, in part, on the amount of CWN's growth in revenues from advertising sales, client product and marketing services and transactional fees. The Company expects that its operating expenses will increase during the next several years, especially in the areas of sales and marketing, product development and general and administrative expenses. Thus, the Company will need to generate increased revenue to achieve profitability. There can be no assurance that the Company will ever achieve or sustain profitability or that its operating losses will not increase in the future.

CWN's success depends upon the widespread acceptance of the Internet as a key source of information.

Traditionally, the investing public obtains current information on public companies from brokers, securities analysts, newspapers and magazines. CWN's business is based entirely on the premise that a significant portion of the investing public will seek to obtain that information via the Internet. If that does not occur, or if it occurs more slowly than expected, the Company will be materially and adversely affected.

CWN's long-term liquidity and capital resources are uncertain.

The Company believes revenues from current operations combined with its cash resources are adequate to fund the Company's current marketing program and expansion into Asia. However, there can be no assurance that revenue will increase in the foreseeable future. In the event that there is an opportunity for an acquisition and additional funds are needed, there is no assurance that


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Page 4

the Company will be successful in raising a sufficient amount of additional capital or in internally generating a sufficient amount of capital to fund this purpose.

CWN may not be able to generate sufficient advertising revenue.

CWN derives a significant portion of its revenues from the sale of advertisements on its websites, and the Company plans to continue to do so for the foreseeable future. If the Company's advertising revenues decrease or remain static while costs increase, it will be materially and adversely affected. The Company's ability to generate advertising revenues is subject to a number of risks, including the following:

- CWN not being able to develop or maintain a large enough membership database from its website, which would result in the Company not having a sufficient large market for potential advertisers;

-   advertisers may not accept the Internet as a viable advertising medium;
and

- CWN having to provide its advertisers with additional advertising in fulfillment of its contracts, if the Company is unable to show sufficient audience usage of its website.

Computer equipment problems and failures could adversely affect CWN's business.

Problems or failures in CWN's Internet-related equipment, including its file servers, computers and software could result in interruptions or slower response times on the Company's websites, which could reduce the attractiveness of its websites to advertisers and users. Equipment problems and failures could result from a number of causes, including an increase in the number of users of the Company's websites, computer viruses, outside programmers penetrating and disrupting its software systems, human error, fires, floods, power and telecommunications failures, and internal breakdowns. In addition, any disruption in Internet access provided by third parties could materially and adversely affect the Company.

CWN may not be able to compete successfully against current and future competitors.

CWN will encounter competition from other Internet companies targeting the Chinese community and operating in the Company's target markets of Hong Kong, Taiwan and China. Many of its present and future competitors in the Asian Internet market have substantially greater financial, marketing and technical resources; name recognition, and experience in the Asian markets. CWN's competitors may be able to respond more quickly to new or emerging trends and technologies. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that could increase their ability to reach customers in China. This type of existing and future competition could affect the Company's ability to form and maintain agreements with its marketing partners. No assurances can be given that the Company will be able to compete successfully against current and future competitors, and any failure to do so would have a material adverse effect on its business.

CWN's future performance is dependent on its ability to retain key personnel.

CWN's performance is substantially dependent on the performance of its senior management and key technical personnel. In particular, the Company's success depends on the continued effort of its senior management team, especially the President and Chief Executive Officer, Joe Tai; the Vice President and Chief Financial Officer, Mathew Lee, the Vice President - Operations, Kelvin Szeto; the Vice President - Website Production, Bowen Fang, the Vice President - Corporate Development, Nikkie Hu and the Vice President - Project Development Gilbert Chan. The loss of the services of any of the Company's executive officers or other key employees could have a material adverse effect on CWN's business, results of operations and financial condition. All of the above mentioned senior management personnel have a share ownership in the Company and CWN has employment agreements in place with its senior management and key employees.


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Page 5


Doing business outside of the United States may subject the Company to additional risks.

It is possible that a substantial portion of CWN's business will be conducted outside of the United States. In this event, its operations could be subject to various risks such as the possibility of the loss of revenue, property or equipment due to expropriation, nationalization, war, insurrection, terrorism or civil disturbance, the instability of foreign economies, currency fluctuations and devaluations, adverse tax policies and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights. Additionally, the Company's ability to compete could be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors, or by regulations that require foreign contractors to employ citizens of, or purchase supplies from vendors in a particular jurisdiction. The Company could also be subject to taxation in a number of jurisdictions, and the final determination of its tax liabilities might involve the interpretation of the statutes and requirements of various domestic and foreign taxing authorities.

Specifically, risks of doing business outside of the United States in markets that CWN focuses on include:

(a) The laws and regulations in China, Taiwan and Hong Kong may not be favourable to the Company's business. The laws and regulations in China, Taiwan and Hong Kong impose liability for content retrieved from the Company's portals or require that it obtain specific licenses, approvals or consents. For example, Internet law in the People's Republic of China ("PRC") is relatively new and untested. Its interpretation and the enforcement of what is deemed to be socially destabilizing by Chinese authorities may involve significant uncertainty or risk. In addition, the Chinese legal system is a civil law system in which decided legal cases have little precedential value. As a result, in many cases it is difficult to determine the type of content that may result in liability.

(b) There are no assurance that the Internet market will expand in China, Taiwan and Hong Kong. Risks include:

(i) The failure to realize expected growth in Asian Internet usage and low Internet penetration rates in Asia;

(ii) The lack of a sophisticated Internet infrastructure and limited Internet access in some markets, such as the PRC, that is necessary to deliver many of the Company's products and services;

(iii) The intense competition from existing and potential competitors with longer operating histories, greater name recognition, larger customer bases and greater resources which may reduce CWN's user traffic; and

(iv) Advertising targeting the Asian market may not increase unless a significant amount of local language content is developed on the Internet.
Also, expenditures for advertisements may decrease due to the results of slowing domestic demand and deflation.

(c)   There could be potentially adverse economic developments in Asia:

Adverse economic developments in Asia that result in reduced spending for advertising and e-commerce services may affect CWN's ability to collect on its accounts receivables. The economic climate in Asia is volatile. Economic developments in countries throughout Asia could materially and adversely affect the Company's business, results of operation and financial condition.

(d)   Currency prices and convertibility may adversely affect the Company:

China's currency, the Renminbi ("RMB"), is not fully convertible into foreign currency. China's central bank publishes daily the RMB exchange rate against the U.S. dollar and other major international currencies, largely but not


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Page 6


entirely, based on supply and demand of foreign currency. In recent years, there has been significant devaluation of the RMB against the U.S. dollar. Economic and legal restrictions on the availability of foreign currency and the right to repatriate funds may adversely affect the performance of the Company when measured in terms of U.S. dollars. All established joint venture companies operating in China register as members of a "currency swap centre". Through the operation of the swap centres, foreign investors are given priority in converting amounts invested, plus profit thereon, into their home currency of repatriation, with no limits on the amounts.

Doing business in the People's Republic of China will expose the Company to additional risks.

Virtually all of the Company's market is in Hong Kong, Taiwan and China. Consequently, investment in the Company may be adversely affected by the political, social and economic environment in the PRC. Under its current leadership, the PRC has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the PRC government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than others, and the continuation or increase of such disparities could affect the political or social stability of the PRC.

CWN's business and prospects are dependent in part upon present and future agreements with various entities controlled by the PRC government. The
Company's operations and prospects could be materially and adversely affected by the failure of such governmental entities to honour these contracts and, if breached, it might be difficult to enforce these contracts in the PRC. Furthermore, the Company's activities in the PRC are by law subject, in some circumstances, to administrative review and approval by various national and local agencies of the PRC government. The inability to obtain such approvals could have a material adverse effect on the Company's business, financial condition and results of operations.

The PRC does not have a well-developed, consolidated body of law governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation. In addition, the legal system of the PRC relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. If, for any reason, CWN were required to discontinue or move its operations outside of the PRC, CWN's profitability, competitiveness and market position could be materially jeopardized, and there can be no assurance that we could continue the Company's operations elsewhere.

Potential liability from electronic and hard copy publishing.

CWN is paid by companies to produce company reviews, which are published on its website. CWN's users may request and receive directly from CWN a hard copy of any such review. CWN makes no recommendation for the purchase of securities in any of its public company clients' securities and each report contains a disclaimer to that effect. CWN does not send out unsolicited copies of the reports on its client companies' behalf. CWN receives a fee from the client company for preparing the report but receives no underlying interest in the client company's securities nor does it take any position in those securities.

Although CWN has a disclaimer on each review, it may be perceived by users that the Company is endorsing its client's company as an investment. Potential liability issues may arise should the Company's users invest in its clients' companies and lose money. CWN has no liability insurance in place to protect the Company against any potential law suits should it be sued as a result of any such event.

Potential failure of planned technology applications and partners.

Should the platform that CWN intends to design and launch for its main portal website not function, it will have a very significant negative effect on the Company's projected revenues which could result in a negative cash flow and loss of profitability. Without this platform the Company cannot provide a personalized portal to each member or access to worldwide financial products.


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If the Company cannot partner with trading engine partners and financial information partners to provide stock trading capability in its different target locations, the Company will have to obtain its own licenses. This will cause a delay and additional expense in the Company's ability to provide worldwide trading capability on its Internet platform. Furthermore there is no guarantee that CWN will succeed in these efforts and the Company's projected revenues could be significantly adversely affected.

No dividends have been paid.

To date, the Company has not paid any dividends on its common shares and does not intend to declare any dividends in the foreseeable future.

                ITEM 4.   INFORMATION ON THE COMPANY
--------------------------------------------------------------------------------

History and Development of the Company
--------------------------------------

ChineseWorldNet.Com Inc. was incorporated on January 12, 2000 under the Company Law (1998 revision) of the Cayman Islands. The Company is principally based in the Cayman Islands and its operations are primarily conducted in North America and Asia. The address of the Company's principle registered and executive head office is: The Huntlaw Building, P.O. Box 1350GT, Grand Cayman, Cayman Islands.

The Company's North American office and principle place of business is located at Suite 620 - 1090 West Pender Street, Vancouver, British Columbia, Canada V6E 2N7.

The Company is an Internet-based provider of financial news and information on North American large cap to micro cap public companies listed or quoted on the NYSE, AMEX, NASDAQ, The Toronto Stock Exchange, the Canadian Venture Exchange and the NASD Over-the-Counter Bulletin Board.

On January 15, 2000 the Company acquired 100% of the issued and outstanding common shares of NAI-Interactive Ltd. ("NAI"), a Canadian company incorporated under the laws of British Columbia, from an individual related to a director and senior officer of the Company. The purchase price was 112,500 common shares of the Company valued at Cdn$5,625. NAI operates the "www.na-investor.com" website, which provides financial news, designs website, organizes investment seminars, translates financial information and writes company reports for micro cap and small cap public companies listed on North American stock exchanges to Chinese investors.

On November 2, 2000, the Company completed a private placement with certain individuals who purchased 2,000,000 common shares of the Company at a price of $0.40 per common share for gross proceeds to the Company of US$800,000. The proceeds from this private placement are being used to fund the Company's expansion into Asia and for general working capital purposes.

As part of the Company's expansion into Asia, on October 13, 2000, the Company acquired, through subscription, 100,000 common shares in the capital of Technology City Holdings Limited ("TCHL"), a Hong Kong incorporated company, representing 4.167% of the then issued and outstanding shares of TCHL, for US$100,000. TCHL is a multi-media, Internet-based financial information provider focusing on listed securities in Hong Kong. The purpose of this investment is to facilitate TCHL providing content information to the Company's websites. The Company's investment in TCHL will also enable the Company to provide market and content information focusing on public companies listed on the Growing Enterprise Market ("GEM") in Hong Kong. In the future the Company hopes to be able to provide the ability to execute on-line stock trades in securities of companies listed on GEM for its members through "www.chineseworldnet.com". See below.

Business of CWN
---------------

The Company is an Internet-based financial services company that provides financial news and information to its members through its worldwide financial portal - "www.chineseworldnet.com" and its subsidiary, NAI Interactive Ltd.'s website - "www.na-investor.com". In addition to financial news and corporate information on all North American public companies, the Company also intends to offer to its members, through partnerships and affiliations, additional services such as online trading, online investment tools and applications such as portfolio tracking and other financial products such as Mutual Fund products


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Page 8


which management believes can generate other sources of revenue.

A summary of the websites that the Company operates is as follows:

1.   www.chineseworldnet.com

This website has already soft launched in March, 2001. "www.chineseworldnet.com" provides all kinds of financial information in Chinese focusing on large cap and blue chips public companies. However, small cap public companies' financial information and Asian's public companies' financial information can also be found in www.chineseworldnet.com through content provisions from CWN's affiliates, such as TCHL.

2.   www.na-investor.com

This website provides investment information and focuses on small and micro public companies in North America, listed on the Canadian Venture Exchange, NASD OTC Bulletin Board and the Toronto Stock Exchange. All information on this website is in Chinese and also offers stock quotes and newsletter writers' and analysts' recommendations. Currently, there are over 50,000 registered members and the website receives over 750,000 viewer visits each month.

Corporate Strategy
------------------

The Company's goal is to become a global leader in the Internet-based financial community by providing a diverse range of financial information and news on large to micro cap public companies to Chinese investors in North America and Asia. In addition, the Company also intends to provide its members with the ability to trade securities in these companies on North American and Asian markets through its stock trading partners in different cities. The Company believes its growth will come in two phases - firstly by building a presence in North America and secondly by expanding its services into Asia.

The services that the Company provides are delivered through the Company's internet based financial portal and include:

-   Online Stock Trading Marketing Services

Though this product is in the development stage, it is the Company's intention that its members will be able to direct on-line trades through the Company's internet portal by directing these members to log onto the trading platforms of the Company's financial partners in order to trade securities.
For example, the procedure is proposed to be as follows:

1. When a CWN member in North America wishes to trade securities, for example, on the Hong Kong Stock Exchange, the CWN member first needs to log onto CWN's "www.chineseworldnet.com" website.

2. The member then needs to open an account with one of CWN's North American trading partners.

3. The member then needs to go to a specific button (Trade HK stock) in CWN's website; and will be automatically directed to one of CWN's North America trading partner's trading platforms at which point the member will log in.

4. The member will then place the order and the order will then be sent to the Hong Kong brokerage firm by the North America trading partner.

5. After the North America trading partner receives the confirmation of the trade from the Hong Kong brokerage firm, this confirmation is sent to the member.


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Page 9


6. At the end of the each day, CWN will receive a list of trading information which is pre-authorized by each of CWN's member from its North America or Hong Kong trading partner.

7. CWN will then put all of the trading information in the member's international trading portfolio which is accessible from CWN's website.

-   Banner Advertising

Companies may place corporate banner ads on CWN's web pages at a cost per thousand impressions basis.

-   Website Design, Hosting & Maintenance

CWN can create websites for companies that require them. The fee for creating a website varies depending upon the size and complexity of the desired site. A flat fee is charged monthly for maintenance to cover programmer time.

-   Online Marketing Service

The Company provides services to increase the publicity and website traffic to targeted audiences for public and private companies.

-   Subscription Service

Members who pay a monthly subscription fee have the access to the public companies' Chinese financial information and articles.

-   ASP Service

The Company also provides Application Service Provider ("ASP") services to corporate clients which includes custom software programs that allow the corporation to manage their corporate communication and website content via the Internet.

Strategic Business Plan
-----------------------

Phase One - Building a Presence in North America
------------------------------------------------

The first phase of the Company's business plan has been to strengthen the Company's presence in North America which included the acquisition of NAI, on January 15, 2000. Prior to its acquisition, NAI had four employees and was under-funded, making it very difficult for it to expand its business. After the acquisition, the Company, including NAI, moved to larger premises located at Suite 620 - 1090 West Pender Street, Vancouver, British Columbia V6E 2N7, strengthened its management team, hired additional website designers and programmers and upgraded NAI's computer network system. NAI currently employs
15 full-time employees and one part-time employee at this location and one full-time and one part-time employee at its branch office in Toronto at 1000-145 King Street West, Toronto, Ontario, M5H 1J8, Canada. The Company believes that NAI is the only North American based provider of financial news and information on North American micro cap to large cap public companies targeting the Chinese investor community in North America and Asia.

NAI's Business

Currently, NAI accounts for 100% of the Company's revenues, which totalled $320,548 from the Company's inception on January 12, 2000 to Dec 31, 2000. Sources of revenue were from banner advertisements, Chinese website hosting and maintenance, company reviews, translation and Chinese investment seminars and sponsorship of online promotion events such as "Fantasy Stock Challenge" and the Chinese Financial Newspaper. See below.


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Page 10


-   Banner Advertisements

Companies place their company banner in the homepage of "www.na-investor.com" in order to increase public awareness. Each company pays a monthly fee to rent the space in the homepage of the www.na-investor.com" website. Companies using this
                             -------------------
service include:

           - Dragon Pharmaceuticals, Inc.

           - Minco Mining and Metals Corp.

           - Nevada Pacific Gold Corp.

Chinese Webpage Hosting and Maintenance

For companies with an existing website, CWN will create a Chinese web page for the company on it's website, linked to the featured company section on the CWN website and in addition it will provide a Chinese button for the company in their English website.

-   Company Review

The Company's in-house editors translate information and write periodic reviews of individual company's using CWN's services. This company review will then be sent to all CWN members by email and by mail. CWN provides a clear disclaimer at the end of the review that this is a paid service by the public companies being featured.

-   Translation Service

The Company's in-house editors translate financial information to Chinese for public and private companies and mutual fund companies. The Company charges for these services on a per page basis.

-   Chinese Investment Seminar

CWN markets and organizes Chinese investment seminars four times a year at which public companies pay a sponsorship fee to the Company to enable them to make 40 minute presentations to potential Chinese investors about their companies.

-   Fantasy Stock Challenge

The Company organizes an annual online event for public companies to increase publicity and awareness. The Company writes profiles for each of the sponsor companies that provide prizes for the challenge. The sponsor's names trading symbols are then provided on a basis for players to create portfolios of stock. The winner being the individual with the best performing portfolio. Prizes include both cash and electronic devices.

-   Chinese Financial Newspaper

CWN intends to publish a weekly Chinese Financial Newspaper in Canada and it is anticipated to be launched in Aug 2001. The revenue of the newspaper will mainly come from advertisement. The newspaper will be run by CWN's editorial team of which three senior officers have extensive experience in this industry having previously worked for newspaper companies in China. The cost of each edition will be approximately US$10,000.

Many of NAI's clients are small or micro cap public companies which have commissioned NAI to either prepare a company profile report or translate their news releases and corporate information to target the relatively untapped Chinese investment community.

NAI's revenues for the period January 12, 2000 to December 31, 2000 are broken down as follows:

Revenues
--------
Banner Advertisement - Existing Customer                 $31,920
Banner Advertisement - Public Company                     $5,669
Banner Advertisement - Corporate                          $6,502
Company Report                                           $13,645
Banner Design Fees                                        $4,971
Logo Design Fees                                            $814
Consulting Fees                                           $3,129
Fantasy Stock Challenge Sponsorship                      $82,869
Company database                                         $13,731
Email News Release                                          $515
Printing Fees                                            $13,952
Translation & Website Production                          $9,033
Website Design Fees                                       $1,711
Programming Setup                                        $10,053
Website Design & Development                             $75,191
Translation                                               $1,214
Advertising                                                 $258
Online promotion                                          $4,029
Website Hosting                                             $729
Investment Seminar                                       $12,623
Webpage Hosting                                          $17,669
Fantasy Euro Maintenance Fees                             $1,380
Web page Maintenance                                      $6,510
Interest Revenue                                          $1,265

Other Revenue                                             $1,166
                                                          ------
TOTAL                                                   $320,548

Phase Two - Expansion into Asia and development of other products and services
------------------------------------------------------------------------------

The Company intends to provide additional web-based services to those contemplated under Phase One. These applications will include content management applications and communication applications via internet downloads to its members for a fee. These tools and applications will be created by the Company's in-house team of programmers or licensed from third party developers and will enable members to update and amend their information directly on CWN's websites without requiring this work to be done through by the Company's programmers and therefore reducing website maintenance costs.

The Company also intends to expand into Taiwan and build a Chinese community network. The Company anticipates launching its Taiwan website in the fourth quarter of 2001 and entering into partnerships with local brokerage firms, local content providers and financial institutions at this time. Website design and programming applications will be maintained at the Company's Canadian office.

Although the Company is in a joint venture partner with NANHAI and has established an Internet-based Chinese financial portal, the Company also intends to establish a direct presence in China by the third quarter of 2001 through incorporating a company under the laws of the PRC. This future company will seek to form joint ventures and/or alliance partners with other Internet content providers and financial institutions in China to provide financial news, information and stock trading capability to the Company's members. These partners will include newsletter writers, brokerage firms and other "Chinese" financial portals who will be paid by selling and distributing their articles, financial products and/or services through the Company's websites to its members.

The Company intends to develop a platform to be called the "My Financial Portal" which will enable members to create a personalized portal to manage their stock portfolios and to facilitate the sale of other financial products, including stocks, mutual funds, options and bonds, insurance and on-line banking. Members will be able to customize their personal stock portfolio and financial news and information, which will be automatically updated. Trades will also be executed from CWN's website, through its alliance partners' trading engines. CWN's financial portal focuses on financial information on North American stock exchanges and other financial services. Financial information includes daily market commentaries, streaming videos, news releases, real-time quotes and other corporate information of publicly traded companies from North America and Asia. The target launch date for this platform is second quarter of 2001.

Suppliers

The Company currently has contracts in place with the following Internet working partners:

--------------------------------------------------------------------------------
Company Name                            Services Provided to CWN
--------------------------------------------------------------------------------
Yahoo Chinese (www.chinese.yahoo.com)   CWN provides small cap public
                                        companies information to Yahoo in return
                                        for access to CWN's website through
                                        Yahoo Chinese.
--------------------------------------------------------------------------------
Rampart Securities (www.exacttrade.com) Rampart provides research article for translation and transmission on the
                                        Company's website.
--------------------------------------------------------------------------------
Newsgurus.com Inc. (www.newsgurus.com)   Newsguru provides newsletter writers'
                                         articles for translation and
                                         transmission on the Company's website.
--------------------------------------------------------------------------------
China Infobank Limited                   China Infobank provides China
                                         financial information
--------------------------------------------------------------------------------
Investrend Research (www.investrend.com) Investrend provides financial research reports for translation and
                                         transmission on the Company's website.
--------------------------------------------------------------------------------
Emerging Growth Stocks                   EGS provides financial related articles
                                         for translation and transmission on the
                                         Company's website.
--------------------------------------------------------------------------------

CWN's Technology
----------------

None of the Company's application technologies are proprietary to the Company. The technologies used by the Company are incorporated from different commercially available software programs. CWN's application technology includes a collaborative authoring environment to enable different users such as CWN's in-house programs to work together on creating and managing content for the Company's web-sites. It enables those who use CWN's communication applications and content management applications to work together on creating and managing content to CWN's websites. All users have their own accounts and can belong to any number of sites.

All administrative and authoring functionality (such as the ability for CWN's company editors to submit financial articles to the Company's website or for CWN's clients to use the Company's content management application) can be delivered via a computer, anywhere in the world. All content is structured in user-designed content templates. These templates impose a content structuring methodology that gives meaning or context to information and prevents against "information overload" which can occur, for example, when someone clicks on an article in a webpage which, without the content being shared between users can result in the website servers overworking to continually download the same information. Using the Company's structure of user-designed content templates, content can be shared between sites and other sites or external databases or Internet content. Sites can subscribe to specific content and display that content on-line as if it was native to that site.

CWN's built-in services make it easier for application users such as public or private company clients to solve web-programming problems like e-commerce, database access, and html coding. Users can add external content or e-commerce objects to sell goods and services through their site.

The Company has two servers to serve its websites in North America. If one of the servers malfunctions, all other traffic is re-directed to the other server. Both servers synchronize with each other every 30 seconds.

The Company's Primary Markets
-----------------------------

CWN's Internet Market

According to the International Data Corporation ("IDC") (March 1999 survey), China had approximately 2.4 million Internet users at the end of 1998 and is forecast to have 16.1 million by the year 2003. The number of Internet users in China (including Hong Kong) has reached 12.3 million people, according to findings released in 1999 by Internet analyst company Interactive Audience Measurement Asia ("Iamasia"). The Internet is still a relatively new phenomenon in China, and its use is consequently growing extremely fast, with 56 percent of current users having begun using the Internet within the last 12 months. By contrast, more than 70 percent of Internet users in Hong Kong have been doing so for more than a year, according to the Iamasia survey. The Company's internal research indicates the recent volatility in Asian financial markets has increased the demand for reliable, around the clock financial news and information, often available only through the Internet.

It is expected that China will be the largest Internet market in the Asian-Pacific region (except Japan) by 2001. E-Trade Group is intending to exploit this trend by establishing partnerships and alliances in this region. The current Internet penetration rate in urban China is 3.5%, expected to rise to 11% (2002). In 1999, there were 3.8 million Internet users in China, with 16 million expected by 2003, "Stockhouse Media Inc. (Dec 1999)" (http://www.stockhouse.com/shfn/dec99/120899com_etrade.asp)). With its large population and government commitment to the development of the Internet, China represents enormous growth long term potential for Internet use.

According to research data released in 1999 by the official China Internet Network Information Centre ("CCNIC"), Internet users in China have grown from 620,000 in 1997 to about 4 million in 1999. The 1999 CNNIC's annual survey of Internet users reported that over 80% of Internet users are between 20 to 35 years old with high income and are highly educated. The survey also reported that the two most used Internet services are e-mail and search engines, representing 90% and 65.5% respectively and that 45.5% of all Chinese users would prefer more information in Chinese, and 78.1% would purchase products over the Internet, if available.

Hong Kong has a well- educated, technologically sophisticated population. With a population of 6.7 million and a 1998 Internet penetration rate of approximately 10.6%, "Hong Kong Trade and Development Council (May 2001)"
(http://www.tdctrade.com/main/si/internet.htm). The Company believes Hong Kong will rapidly increase its utilization of Internet technologies.

Taiwan has a well- educated, technologically sophisticated population of approximately 21.9 million and 4.2 million Internet users representing a 2000 Internet penetration rate of approximately 19.2%, "U. S. Department of Commerce
- National Trade Data Bank, (November 2000)". (www.tradeport.org/ts/countries/ taiwan/mrr/mark000.2.html). The Company believes that Taiwan will also quickly adopt Internet technologies for business, entertainment and communication.

The Internet as a New Business Medium

New software -based authoring tools have lowered the cost of publishing content on the Internet relative to conventional publishing methods and enable new, exciting forms of multimedia content. The cost of accumulating, storing and delivering content to a large audience is lower than that of conventional media, consisting only of the cost of maintaining and operating computer equipment. Content is readily accessible by any Internet user and most information is available free of charge.

CWN's management believes that through the operation of its portal network, targeted at the Chinese audience, it will be able to help satisfy member demand for Chinese language financial services. Although the Company does not intend to provide all the services that may be available on the multitude of web sites that are currently online, it believes that the offerings that it will provide are competitive against other web sites providing similar services in English.

Internet Advertising Market

The Internet allows advertisers to present messages to specific, targeted audiences, and to enable users to interact with advertising information presented in web pages. This characteristic of the Internet also permits advertisers to measure more precisely the number of impressions, or times that an advertisement appears in page views downloaded by users, through verification by independent third- party auditors. Advertisers can also measure the effectiveness of advertising in generating "click -throughs" or user requests for additional information made by clicking on the advertiser's banner linking the user to the advertiser's web site. The Company believes increases in transmission bandwidth through higher speed Internet connections, and wider adoption of advanced content delivery technologies for the Internet, such as Java, VRML and other multimedia enabling technologies, will increase the functionality of advertising, and will make the Internet an even more attractive advertising medium. The Company also believes technological developments may result in a greater ability to provide information and analysis about the effectiveness of Internet advertising, the demographic profiles of users, as well as the ability of advertisers to frequently modify and more closely tailor their messages. The Company believes that this should result in more targeted, higher impact advertising opportunities, and greater integration of web--based advertising into the range of marketing channels available to advertisers. However, there is no guarantee this will occur.

This year Forrester Research Inc. forecasted that Internet advertising revenues outside the U.S. will grow from the current US$0.5 billion to US$10 billion by 2004, an annual compounding rate of 83% per year, "Forrester Research Inc. (December 2000)" Much of this growth is expected to be fuelled from Asia. Research by Goldman Sachs projects Internet advertising in Asia could be worth as much as US$1.5 billion by 2001, and represent 5% of total advertising spending, "Goldman Sachs (March 1999)". A.C. Nielsen estimates that advertising expenditures for traditional media in Asia was over $50 billion in 1998, "ACNielsen (March 1999)". In 1998, advertising expenditures for television, newspapers and magazines in China, Hong Kong and Taiwan was $5.3 billion, $2.5 billion and $2.5 billion, respectively, representing a 44.7%, 2.6% and 20.7% increase over 1997 despite economic difficulties experienced in the Chinese market, "Forrester Research Inc. (December 2000)".

Internet E-Commerce

The Internet provides online businesses with global reach, the ability to operate with minimal infrastructure, reduced overhead and greater economies of scale. At the same time, it provides consumers with a broad selection, increased pricing power and unparalleled convenience. In IDC's 1999 bi-annual report for the Asia/Pacific region, E-commerce represented $722.7 million in 1998. IDC forecasts this figure would reach $87.5 billion by 2004, a forecasted compound annual growth rate of 261%.

Market Size

The market size for CWN is the combination of Internet e-commerce, advertising revenue and the Company's ASP model to the global Chinese community. CWN believes this market could reach over $100 billion by 2004.
The Company's marketing strategy is to promote its financial portals in Asia through the efforts of its marketing team and the use of Chinese media. CWN will utilize its online marketing team to promote its online web content, use its Chinese financial newspaper to target Chinese individuals in North American and promote its financial portal through different media in Asia such as financial TV, radio programs and financial magazines. The Company proposes to use 25%-35% of its revenue to promote its financial portal in order to increase the awareness and publicity of CWN.

The Company intends to direct its marketing efforts across all of its services as it believes each has its own market potential.

Competition
-----------

The Internet based financial services industry is very competitive. The Chinese and Asian Internet markets have an increasing number of entrants because Internet start-up costs are so low. In addition, the Internet industry is relatively new and subject to continuing definition. As a result, the Company's competitors may better position themselves to compete in the market as the

Internet market matures. Although the Company believes it does not have comparable and existing competitors, the Company believes that taken separately each of its services have competition most of which have longer operating histories in the Internet market, greater name recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than CWN. Any of the Company's present or future competitors may provide products and services that provide significant performance, price, creative or other advantages over those offered by us. The Company can provide no assurance that we will be able to compete successfully against our current or future competitors.

There are two primary competitors offering websites that contain financial services in Chinese (as well as other services) although neither is offering exactly the same-targeted financial services.

China.com Inc. operates the "www.china.com" website, and is the only NASDAQ listed Chinese Internet company. Their current market capitalization is approximately US$3 billion. China.com services are portal websites in English, Traditional and Simplified Chinese as well as a website specially designed for users in China. Their sites offer news and information on finance, business, community, travel, culture and life. CWN's portal currently receives 1% of the amount of hits that China.com's portal receives. In order to achieve their significantly larger user base, China.com has incurred approximately US$11 million in net losses as of December 31, 1998, including expenditures on a series of acquisitions. Although CWN's management believes that it is possible to achieve a high volume of users without incurring such losses, there is no assurance this can be achieved. However, as the Asian global Internet community is so large and is projected to grow so rapidly, CWN's management believes the market is large enough to enable CWN to capture a significant portion of the market share.

Sina.com is the most established Chinese news and media website, with over one million registered users. Sina.com offers websites for Chinese in North America, Taiwan, China and Hong Kong, as well as news, information on finance, life, shopping, chat, e-mail, games, horoscope and a search engine.

Additionally, CWN's competition with respect to user traffic, ease of use and functionality also include:

1. Chinese language based web search and retrieval companies such as Yahoo! China, Sina.com, Netease, Sohu, Shanghai Online, ChinaByte and Netvigator (which is owned by Hong Kong Telecom).

2. CWN's competition with respect to strategic expertise, technical knowledge and problem solving skills for web design include, as well as many unknown smaller companies who may offer this service, Internet integrators and web site design and development companies such as iXL Inc., Modem Media, Proxicom, Inc., One to One Media Limited, Eureka Digital Limited, Dragon Creative International and Core Solutions Limited.

CWN's competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to qualified personnel, distribution partners, advertisers and content providers. Further, there can be no assurance that ISP's, web browsers and web content providers will not be perceived by advertisers as having more desirable web sites for placement of advertisements. Additionally, some or all of these competitors may develop web search and retrieval services that are equal or superior to those CWN offers our users and may achieve greater market acceptance than CWN's offerings in the area of performance, ease of use and functionality.

Intellectual Property, Government Approvals and Regulations
-----------------------------------------------------------

CWN's application technology is not protected by any patents or copyrights nor does the Company intend to seek any such protection. However, without patent or copyright protection, the Company may not be able to prevent duplication of its technology by competitors.

Organizational Structure
------------------------

                           --------------------------
                            Chineseworldnet.com Inc.
                           --------------------------

                    100%                                99%

             -------------------               ----------------------------
             NAI Interactive Ltd.              Chineseworldnet.com(HK) Ltd.
             -------------------               ----------------------------


ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000. The principal executive and registered office of the Company is located at The Huntlaw Building, P.O. Box 1350, Grand Cayman, Cayman Islands. The Company's North American office and principle place of business is located at Suite 620 - 1090 West Pender Street, Vancouver, British Columbia, Canada V6E 2N7.

NAI Interactive Ltd. ("NAI") is a British Columbia company incorporated on November 13, 1998. It was acquired by CWN on January 15, 2001. NAI's head office is located at 620-1090 West Pender Street, Vancouver, B.C., V6E 2N7.

Chineseworldnet.com (HK) Ltd. ("CWNHK") is a Hong Kong company incorporated on December 22, 1999. CWNHK's head office is located at Flat A, 19/F, Kyoto
Plaza, 491-499 Lockhart Road, Causeway Bay, Hong Kong. CWNHK provides the Company with a local operations base for CWN's penetration and expansion in the Asian market.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
--------------------------------------------------------------------------------

This discussion and analysis is of the operating results and the financial position of the Company from the period January 12, 2000 (inception) to December 31, 2000, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 18.

Results of Operations
---------------------

The Company has focused much of its efforts to create a Chinese financial portal targeting Chinese investors. The first stage of the Company's growth was the acquisition of NAI on January 15, 2000. NAI is a Canadian, Internet company and its business address is Suite 620 - 1090 West Pender Street, Vancouver, British Columbia V6E 2N7. The purchase price was 112,500 common shares of the Company valued at $5625. The Company strengthen NAI's management team, hired additional website designers, programmers and translators and upgraded NAI's computer network system. NAI now employs 16 people.

The Company was incorporated on January 12, 2000 and has only eleven months of operating history to report. For the eleven month period ended Dec 31, 2000, Operating loss was $336,867 on revenue of $320,548. Revenues were derived from the following sources: banner advertising, company report services and sponsorships which are broken down in the following table. Expenses totalled $669,371, which includes hiring of additional 13 employees at a cost of $79,031 and $62,282 in consulting fees. Outlined below are the results of operations for the period January 12, 2000 (inception) to Dec 31, 2000.

Included in the Company's expenses is a financial charge of $288,487 made by the Company against the founders shares issued by the Company to certain insiders of the Company at $0.001 per share. This charge represents the difference in the value of the founders shares issued by the Company and assumed cost on the financial books of the Company of $0.05 per share. Additionally, the Company incurred consulting fees of $60,282 which included a consulting fee to CWN's President, Joe Tai of $30,000. See "Item 10 - Director's, Senior Management and Employees - Compensation".

Revenues
--------

Banner Advertisement - Existing Customer                         $31,920
Banner Advertisement - Public Company                             $5,669
Banner Advertisement - Corporate                                  $6,502
Company Report                                                   $13,645
Banner Design Fees                                                $4,971
Logo Design Fees                                                    $814
Consulting Fees                                                   $3,129
Fantasy Stock Challenge Sponsorship                              $82,869
Company database                                                 $13,731
Email News Release                                                  $515
Printing Fees                                                    $13,952
Translation & Website Production                                  $9,033
Website Design Fees                                               $1,711
Programming Setup                                                $10,053
Website Design & Development                                     $75,191
Translation                                                       $1,214
Advertising                                                         $258
Online promotion                                                  $4,029
Website Hosting                                                     $729
Investment Seminar                                               $12,623
Webpage Hosting                                                  $17,669
Fantasy Euro Maintenance Fees                                     $1,380
Web page Maintenance                                              $6,510
Interest Revenue                                                  $1,265
Other Revenue                                                     $1,166
                                                                  ------
TOTAL                                                           $320,548

Expenses
--------

Advertising and promotion                                         40,078
Accounting and legal                                              20,244
Consulting                                                        60,282
Depreciation                                                       6,702
Financial charges - related parties                              288,487
Interest (imputed) - related parties                               1,961
Incorporation costs                                                3,402
Office and miscellaneous                                          24,883
Printing                                                           1,623
Rent and operating costs                                          17,721
Salaries and benefits                                            159,032
Telephone                                                         10,900
Travel and entertainment                                          34,056
                                                                 -------
TOTAL                                                            669,371
                                                                 =======

Operating (loss)                                               $(336,867)
                                                               ==========

The Company maintains its accounting records in its functional currency: U.S. dollars. The Company classifies NAI, its Canadian subsidiary, as self-sustaining and uses the current rate method of translation. The Company translates its assets and liabilities at exchange rate prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Foreign exchange gains and losses are deferred and shown separately in shareholders' equity.

The Company does not believe the impact of foreign currency fluctuations has a material impact on its financial condition. The Company does not engage in foreign currency hedge transaction.

Inflation

The Company does not believe that inflation will have a material adverse effect on its financial condition. Traditionally, China and Canada have not been countries that experienced a substantial increase in inflation.

Liquidity and Capital Resources
-------------------------------

As of December 31, 2000, the Company had cash and cash equivalents of $720,641 and working capital of $637,903. The Company believes that there are sufficient cash reserves to satisfy its cash requirements for the next 12 months. The Company anticipates that additional funds will need to be raised to further its expansion into Asia and for acquisition purposes. Such additional funds will be raised through private placements of common shares. However, there is no assurance that any private offering of the Company's common shares will be successful. If CWN is unable to raise additional capital through a private placement offering, it will likely seek financing from lending institutions. A lack of financing may require the Company to delay or abandon plans for expansion or acquisitions.

On November 2, 2000 the Company completed an $800,000 private placement with certain private individuals through the issuance of 2,000,000 common shares at $0.40 per share. The proceeds from this private placement are being used to finance the development and expansion of the Company's business into Asia and the continued development of its technology application over the next 12 months. As a result of this increased business activity, CWN anticipates that its general and administrative expenses will increase from current levels.

On October 13, 2000, the Company acquired, through subscription, 100,000 common shares of TCHL at $1.00 per share at an aggregate cost of $100,000. This represents 4.167% of the issued and outstanding shares of TCHL. TCHL is a multi-media, Internet-based financial information provider focusing on listed securities in Hong Kong. The purpose of this investment in TCHL is to facilitate TCHL providing content information to the Company's websites.

                ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
--------------------------------------------------------------------------------

Directors and Senior Management
-------------------------------

The following table sets forth all current directors and executive officers of CWN as of June 1, 2001, with each position and office held by them in CWN, their terms of office and the period of service as such. Each director's terms of office expires at the next annual general meeting of shareholders.

---------------------------------------------------------------------------------------------------------
                                            Number of common shares
                                        beneficially owned, directly or     Principal Occupation During
Name, Age and                          indirectly, or over which control       the Past Five Years
Position Held         Director since        or direction is exercised
---------------------------------------------------------------------------------------------------------
Joe K.F. Tai (1)      January 2000                 250,000(2)               President and Director,
Age 36                                                                      Goldpac Investments Ltd.;
President, Chief                                                            Director, Aquasol Environtech
Executive Officer                                                           Ltd.
and Director
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                            Number of common shares
                                        beneficially owned, directly or     Principal Occupation During
Name, Age and                          indirectly, or over which control       the Past Five Years
Position Held         Director since        or direction is exercised
---------------------------------------------------------------------------------------------------------
Kelvin Szeto                                       150,000                  Investment advisor, Goldpac
President and                                                               Investments Ltd.;
Age 40                                                                      Director, DMT Consulting
Chief Technology                                                            Limited; Director of NAI
Officer                                                                     Interactive Ltd.
---------------------------------------------------------------------------------------------------------
Mathew Lee                                         150,000                  Director and Senior Vice
Age 26                                                                      President of NAI Interactive
Vice President                                                              Ltd.
- Marketing and
Chief Financial
Officer
---------------------------------------------------------------------------------------------------------
Chi Cheong Liu (3)     January 2000                1,700,000(2)             President, Chigo
Age 40                                                                      Engineering Company.
Secretary/Treasurer
and Director
---------------------------------------------------------------------------------------------------------
Ken Cai                March 2000                     Nil                   President, Chief Executive
Age 36                                                                      Office and Director, Minco
Director                                                                    Mining & Metals Corporation;
                                                                            Director & CFO, Dragon
                                                                            Pharmaceuticals Inc.;
                                                                            Director, Aquasol Environtech
                                                                            Ltd.; President & Director,
                                                                            Kaisun Investment &
                                                                            Development ; President &
                                                                            Director, Pacific Canada
                                                                            Resources Inc.
---------------------------------------------------------------------------------------------------------
Chi Kong Liu (3)       January 2000                570,000(2)               President, S & B Trading
Age 39                                                                      Company Limited.
Director
---------------------------------------------------------------------------------------------------------
Nikkie Hu                                          100,000                  Director and VP Sales and
Age 25                                                                      Corporate Development
Vice President                                                              of NAI Interactive Ltd.
- Corporate
Development
---------------------------------------------------------------------------------------------------------
Gilbert Chan                                       100,000                  VP Marketing and Project
Age 25                                                                      Development of NAI
Vice President -                                                            Interactive Ltd.
Project Development
---------------------------------------------------------------------------------------------------------


(1) Includes 112,500 common shares held by Tim Yee Lau, spouse of Joe Tai, which was acquired in exchange for all issued and outstanding shares of NAI Interactive Ltd.
(2)   Represents founder shares.
(3) Two Directors of the Company, Chi Cheong Liu and Chi Kong Liu are brothers. There are no other family relationships between directors and executives of the Company.

The business background and principal occupations of CWN's officers and directors for the preceding five years are as follows:

Joe K. F. Tai
Mr. Tai has served as President, Chief Executive Officer and a director of CWN since January 12, 2000. Mr. Tai has 12 years of experience in international business and for the past five years has served as President of Goldpac

Investments Ltd, a venture capital company. Mr. Tai was also involved with a start-up of an international computer manufacturing company with its corporate office in Vancouver, British Columbia, sales office in Calgary, Alberta, and manufacturing facilities in Hong Kong and China and annual sales exceeding Cdn$30 million. In addition, Mr. Tai is a director of Aquasol Environtech Ltd.

Ken Z. Cai
Dr. Cai has been a director of CWN since March, 2000 and he has served as President, Chief Executive Officer and a director of Minco Mining and Metals Corporation since February 29, 1996 and a director of Dragon Pharmaceuticals Inc. a company whose common shares are registered under the Securities Exchange Act of 1934. Dr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario, Canada. Dr. Cai, a Chinese national now living in Canada, has 15 years experience in mineral exploration, project evaluation, corporate financing and company management. Dr. Cai has served as a director of several publicly traded and private Canadian and Chinese companies.

Kelvin Szeto
Mr. Szeto has served as CWN's Vice President Operation since January 12, 2000. Mr. Szeto is currently the President of DMT Consulting Ltd., a computer consulting firm. Mr. Szeto previously served as a director of NAI Interactive Ltd. and was involved in the start up of an international computer manufacturing company with its corporate office in Vancouver, British Columbia, sales office in Calgary, Alberta and manufacturing facilities in Hong Kong and China and annual sales exceeding Cdn$30 million.

Mathew Lee
Mr. Lee has served as Vice President Marketing and Chief Financial Officer of CWN since January 12, 2000. Mr. Lee is currently acting as a Director and Senior Vice President of Marketing and Corporate Development of NAI Interactive Ltd. Mr. Lee previously worked in Marketing and Engineering at a Hong Kong Telecommunication company. Mr. Lee holds a Bachelor of Science degree in Physics from the University of British Columbia.

Chi Cheong Liu
Mr. Liu has served as President of Chigo Engineering Company, a security engineering firm, for the last 15 years. In addition, Mr. Liu is also a venture capitalist specializing in biotechnology and high technology investments.

Chi Kong Liu
Mr. Liu served as President and owner of S & B Trading Company Limited, a diamond and jewellery wholesaler. In addition, Mr. Liu is also a venture capitalist specializing in biotechnology and high technology investments.

Gilbert Chan
Mr. Chan has served as a Vice President - Project Development of CWN since its inception. Mr. Chan also acts as the Vice President - Sales and Project Development for NAI Interactive Ltd. He is now operating the branch office of NAI Interactive Ltd. in Toronto. Mr. Chan has extensive experience working as a project manager for different websites. Mr. Chan holds a Bachelor Degree in Applied Science from University of British Columbia.

Nikkie Hu
Ms. Nikkie Hu has served as the Vice President - Corporate Development of CWN since its inception. Ms. Hu also acts as the Vice President - Sales and Business Development of NAI Interactive Ltd. Ms. Hu has extensive sales experience in Taiwan and North America. Ms. Hu holds a Bachelor Degree in Economics from Simon Fraser University.

Board Practices
---------------

The current directors of the board were elected to their position at the annual meeting of shareholders held on Jan 12, 2000. The directors will continue to serve as such until the next meeting of the shareholders to be held during 2001. The officers of the Company are elected by the board and serve at the board's pleasure. Directors are appointed annually at the annual general meeting of shareholders.

The Company has not entered into service contracts with any of its directors.

CWN does not have either an Audit Committee or a Compensation Committee.

Pension Plans
-------------

The Company does not provide retirement benefits for directors, senior management or employees.

Compensation
------------

The aggregate direct or indirect remuneration paid to the directors and officers of CWN, including its subsidiaries, as a group during the year ended December 31, 2000 for services to CWN in all capacities, was $98,800. Certain information about payments to particular officers and directors is set out in the following table:

--------------------------------------------------------------------------------------------------------------
                                   Annual Compensation             Long Term Compensation
                             --------------------------------------------------------------------
                                                                      Awards              Payouts
                                                             ------------------------------------
                                                             Securities  Restricted
                                                  Other        Under     Shares or
Name and              Year                       Annual       Options/   Restricted                 All Other
Principal             Ended                      Compen-      SAR's(1)     Share         LTIP(2)     Compen-
Position              Dec. 31   Salary   Bonus   sation       granted      Units         Payouts      ation
--------------------------------------------------------------------------------------------------------------
Joe K. F. Tai         2000     $30,000    Nil      Nil          Nil         Nil            Nil         Nil
President, Chief
 Executive Officer
 and Director
--------------------------------------------------------------------------------------------------------------
Kelvin Szeto          2000     $25,000    Nil      Nil          Nil         Nil            Nil         Nil
Chief Technology
 Officer
--------------------------------------------------------------------------------------------------------------
Mathew Lee            2000     $14,600    Nil      Nil          Nil         Nil            Nil         Nil
VP Marketing
Chief Financial
 Officer
--------------------------------------------------------------------------------------------------------------
Nikkie Hu             2000     $14,600    Nil      Nil          Nil         Nil            Nil         Nil
VP Corporate
 Development
--------------------------------------------------------------------------------------------------------------
Gilbert Chan          2000     $14,600    Nil      Nil          Nil         Nil            Nil         Nil
VP Project
 Development
--------------------------------------------------------------------------------------------------------------

(1) All securities are under options granted during the year covered. No "SARs" or "stock appreciation rights" have been granted. SAR means a right granted by the Company, as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.
(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units. The Company does not currently have an LTIP.

Employees
---------

The Company has 16 full-time (six marketing employees, nine editorial staff and one accounts clerk) and one part-time employee. All of the Company's employees are located in Vancouver, British Columbia.

Stock Options
-------------

The Company has not established incentive stock options plans for its directors, senior officers or employees. However, the Company may establish an incentive stock option plan in the future.

                ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PART TRANSACTIONS
--------------------------------------------------------------------------------

Major shareholders
------------------

As far as is known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or any other person or entity.

The following table sets forth, as at June 30, 2001, certain information with respect to the beneficial ownership of the Company's common shares by each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's outstanding common shares including the executive officers and directors as a group. Unless otherwise indicated by footnote, the Company believes that the beneficial owners of the common shares listed above, based on information furnished by such owners, have sole investment and voting power with respect to such common shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The Company has no options or warrants outstanding.

--------------------------------------------------------------------------------
                                                  Number of    Percentage of
Title of Class   Identity of Holder            Common Shares  Beneficially Owned
--------------------------------------------------------------------------------
Common shares    Chi Cheong Liu                 1,730,000         21.63%
--------------------------------------------------------------------------------
Common shares    Fong Mei Yu                      787,500          9.84%
--------------------------------------------------------------------------------
Common shares    Cairich Capital Inc.             712,500          8.90%
--------------------------------------------------------------------------------
Common shares    Chi Kong Liu                     580,000          7.25%
--------------------------------------------------------------------------------
Common shares    Wai Yee Lai                      580,000          7.25%
--------------------------------------------------------------------------------
Common shares    Szeto Fong                       570,000          7.13%
--------------------------------------------------------------------------------
Common shares    Monica Law                       570,000          7.13%
--------------------------------------------------------------------------------
Common shares    Wai Mun Yeung                    420,000          5.25%
--------------------------------------------------------------------------------

United States Shareholders
--------------------------

As of June 30, 2001, the Company had no registered shareholders with addresses in the United States. Residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

Related party transactions
--------------------------

On January 15, 2000, the Company entered into a Share Exchange Agreement with the sole shareholder of NAI to acquire all the issued and outstanding common shares of NAI in exchange for 112,500 common shares of the Company valued at $5,625. The sole shareholder is related to a director and senior officer of the Company.

The Company entered into a consulting agreement dated March 1, 2000 with Joe Tai, the President and director of the Company, whereby Mr. Tai will receive $3,000 per month in exchange for consulting, management and supervision services in connection with the development of overall corporate strategy. As at June
30, 2001, the Company has accrued $48,000 in consulting expense with respect to Mr. Tai's consulting services.

The Company entered into a consulting agreement dated January 15, 2000 with Kelvin Szeto, Chief Technology Officer of the Company, whereby Mr. Szeto will receive CAD$3,000 per month from January 2000 to May 2000 and CAD$3200 from June 2000 to December 2000 in exchange for technical support and technical knowledge. As at December 31, 2000, the Company has accrued $25,000 in consulting expense with respect to Mr. Szeto's consulting services. Starting from January 2001, the Company and Mr. Szeto have terminated the consulting agreement and Mr. Szeto became an employee of the Company.

None of the directors or senior officers of the Company and no associates or affiliates of any of them is or has been indebted to the Company or its subsidiaries at any time.

                ITEM 8.   FINANCIAL INFORMATION
--------------------------------------------------------------------------------

Financial Statements
--------------------
The audited consolidated financial statements of the Company for the eleven month period ended December 31, 2000, including the consolidated balance sheets of the Company as at December 31, 2000, the consolidated statements of loss and deficit for the eleven months ended December 31, 2000 and the notes to those statements and the auditor's report thereon, are included in this Form 20-F.

                ITEM 8B.   SIGNIFICANT CHANGES
--------------------------------------------------------------------------------

Business Strategy
-----------------

There have been no significant changes in the Company's business nor has the Company appointed any new officers or directors in the period from December 31, 2000 until the date of this document.

Legal Proceedings
-----------------

CWN is not a party to any legal proceedings and is not aware of any contemplated legal proceedings to which it may be a party.

The registrar for the common shares is Hunter and Hunter, Huntlaw Building, P.O. Box 190 GT, Grand Cayman, Cayman Islands.

The following table sets forth a history of the share capital for the Company, since inception.


--------------------------------------------------------------------------------
DATE                     EVENT                                          SHARES
--------------------------------------------------------------------------------
January 12, 2000   Shares issued to founding shareholders             5,887,500
January 15, 2000   Shares issued on acquisition of
                    NAI Investments Ltd.                                112,500

                   Balance at December 31, 2000                       6,000,000
                   Balance at June 30, 2000                           6,000,000

Memorandum and Articles of Association
--------------------------------------

Common shares

All issued and outstanding common shares are fully paid and non-assessable.
Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if, as and when declared by the board of directors. There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors.

Dividend Policy
---------------

The Company has not declared or paid any dividends on its outstanding common shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the common shares of the Company is within the discretion of the Company's board of directors and will depend on the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Company. At the present time the Company's anticipated capital requirements are such that it intends to follow a policy of retained earnings in order to finance the further development of its business.

                ITEM 9.   THE OFFER AND LISTING
--------------------------------------------------------------------------------

Not applicable.

                ITEM 10.   ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

Share capital
-------------

CWN has 100,000,000,000 common shares authorized, of which 6,000,000 common shares were issued and outstanding as of December 31, 2000. Additionally, the Company has allotted for issuance 2,000,000 common shares pursuant to the completion of a private placement of 2,000,000 common shares at $0.40 per share for total proceeds of $800,000. See Item 4. "Information on the Company - History and Development of the Company".

Each of the common shares has equal dividend, liquidation and voting rights. Voters of the common shares are entitled to one vote per share on all matters that may be brought before them. Holders of the common shares are entitled to receive dividends as and when declared by the Board of Directors from funds legally available therefore. The common shares are not redeemable, have no additional rights and carry no pre-emptive or other rights to subscribe for additional shares. The outstanding common shares are fully paid and non-assessable.

Powers and Duties of Directors

The directors shall manage or supervise the management of the affairs and business of CWN and shall have authority to exercise all such powers of CWN that are not required to be exercised by the shareholders of CWN in a general meeting.

A director's term of office expires immediately prior to the next annual general meeting. In general, a director who is, in any way, directly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such director shall not vote in respect of any such contract or transaction with the director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum presented at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on behalf of CWN (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligation; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of CWN.

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder. The Company believes there is no limitation imposed by the laws of Cayman Island or by the charter or other constituent documents of CWN on the right of a non-resident to hold or vote the common shares, other than as discussed below under Item 10. "Additional Information, Exchange Controls".

In accordance with Cayman Island law, directors shall be elected by an "ordinary resolution" which means (a) a resolution passed by the shareholders of CWN in general meeting by a simple majority of the votes cast in person or by proxy, or
(b) a resolution that has been submitted to the shareholders of CWN who would have been entitled to vote on it in person or by proxy at a general meeting of CWN and that has been consented to in writing by such shareholders of CWN holding shares carrying not less than of the votes entitled to be cast on it.

Under Cayman Island law certain items such as an amendment to CWN's articles or entering into a merger, requires approval by a special resolution which shall mean (a) a resolution passed by a majority of not less than 3/4 of the votes cast by the shareholders of CWN who, being entitled to do so, vote in person or by proxy at a general meeting of the Company, or (b) a resolution in writing consented to by all of the shareholders entitled to vote in person or by proxy at a general meeting of CWN, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of CWN.

Cayman Islands Company

Companies formed in the Cayman Islands are either ordinary or exempt. CWN is an exempt company. An exempt company is formed in the same way as an ordinary company, except that a director must make a declaration to the effect that the company will not trade within the Cayman Islands for any reason other than the maintenance of an administrative office or local bank and brokerage accounts.

Each Cayman Island exempted company must:

-   have a registered office and agent in the Cayman Islands;
-   have a minimum of 1 director, corporate directors are permitted;
-   have a minimum of 1 shareholder;
- hold a directors meeting on the Islands each year, usually conducted by the directors appointing Cayman resident proxies to act on their behalf;
-   submit an annual return;
- submit to the Cayman Island Companies Registrar particulars of the directors, but this information is not available for public inspection;
-   keep their statutory records and seal on the Island; and
- must provide Offshore Incorporations Limited with details of beneficial ownership; this information is not provided to the Cayman Island Companies Registrar.

There are no taxes in the Cayman Islands on income, capital gains, profits, dividends, investments or capital transfers. The Company receives a twenty-year guarantee against taxation from the Cayman Islands Government, which may be extended to thirty years on application. Registered shares are permitted. Details of the shareholders are not maintained on public record. Details of the directors must be provided to the company registrar but this information is not available for public inspection. Directors do not have to be resident in the Cayman Islands but one statutory meeting of the directors must be held within the islands every year. This may be done by the appointment of proxies. A minimum of one director is required. Corporate directors are permitted. There is no requirement to file accounts with the registrar. However, an annual return must be filed. The return takes the form of a simple declaration.

The Cayman Islands has no double taxation treaties with any other part of the world but have undertaken to assist foreign governments by giving them information where a Cayman Island Company has been used or involved in activities, which are mutually considered as criminal.

A Cayman Island company is required to pay an annual fee to the Cayman Island Companies Registrar. Although there can be no assurance that annual fees will not significantly increase, CWN does not anticipate that such increase will have a material adverse effect on its operations.

Confidentiality of business transactions is strictly observed in the Cayman Islands and is further enhanced by the Confidential Relationship Preservation Law enacted in 1976. These laws are designed to protect bona fide business dealings and impose strict penalties and sentences on those disclosing such information. The Cayman Island's confidentiality laws are not designed to accommodate criminal activity. In order to discourage the abuse of Cayman Island's confidentiality laws to facilitate criminal activity, the Cayman Islands Government has negotiated information treaties with foreign governments in relation to matters which the Cayman Islands Courts view as criminal according to Cayman Island law particularly with regard to matters concerning narcotics and money laundering. Exchanges of information involving the tax authorities of foreign countries are excluded from the above treaties.

CWN is subject to the laws and regulations applicable to Cayman Island based corporations. Although Cayman Island law at present is structured to encourage foreign investment, there is no guarantee that future laws and regulations will not have a material negative impact on our operations. See also "Item 5 Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors That Could Affect Operating Results - Risks Inherent in International Operations". At present, CWN is not aware of any special country risks, such as existing or probable government regulations, that could materially affect CWN's operations.

Material Contracts
-------------------

Please see "Item 4 - Information on the Company" and exhibits to this registration statement.

Exchange Controls
------------------

The Company does not believe there are any decrees or regulations under the laws of the Cayman Islands applicable to it restricting the import or export of capital or affecting the remittance of dividends or other payments to non-resident holders of our common stock. There are no restrictions under CWN's Articles of Incorporation or Memorandum of Association or under Cayman Island law as currently in effect that limits the right of non-resident owners to hold or vote CWN's Common Stock or to receive dividends thereon. The Company is organized under the laws of the Cayman Island. There is uncertainty as to whether the Courts of Cayman Island would (i) enforce judgments of United States Courts obtained against CWN or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Cayman Island Courts against CWN or such persons predicated upon the federal securities laws of the United States. There is no treaty in effect between the United States and Cayman Island providing for such enforcement.

Canadian Currency

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to Canadian residents are subject to withholding tax. See "Item 10 - Taxation".

There is no limitation imposed by the laws of Canada or the charter or other constituent documents of CWN on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act (Canada) (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when CWN was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of CWN and the value of the assets of CWN, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 Canadian dollars or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of CWN. An investment in the common shares by a WTO Investor, or by a non-Canadian when CWN was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of CWN and the value of the assets of CWN, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 1996 was any amount in excess of Cdn$168 million. A non-Canadian would acquire control of CWN for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of CWN unless it could be established that, on the acquisition, CWN was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of CWN in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of control of CWN by reason of an amalgamation, merger consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of CWN, through the ownership of the common shares, remained unchanged.

Currently ninety percent of the Company's operations are in Canadian dollars.

Chinese Currency

The Chinese currency is the Renminbi ("RMB"). It is not freely convertible although the Chinese government has emphasized that full convertibility is the long-term goal. Full convertibility, probably after some transitional period, will be a condition precedent to membership in the World Trade Organization, for which China has applied. The People's Bank of China, China's central banking authority, publishes the Renmini exchange rate against the U.S. dollar every day based on the trading price between the two currencies of the previous day on the Inter-Bank Foreign Exchange Market established in Shanghai in 1994. In addition, the People's Bank of China publishes the Renminbi exchange rates against other major foreign currencies. Designated banks participate on the Inter-Bank Foreign Exchange Market through a computer network connected with major cities in China.

Foreign exchange is administered by the State Administration Bureau of Exchange Control ("SAEC"), and its local branch offices, all of which are subject to the supervision of the People's Bank of China. The SAEC has established regulations relating to outward remittance by foreign investors of their share of net profits or dividends and final repatriation of their investments, in foreign currency. Subject to payment of applicable taxes, foreign investors may remit out of China, in foreign exchange, profits or dividends derived from a source within China. Swap centres have been established to assist foreign investment enterprises to balance their foreign currency income and expenses by converting surplus local currency earnings into foreign exchange and vice versa without their having to wait for central allocation. The central foreign exchange adjustment centre is in Beijing and other centres have been established in the coastal cities, Special Economic Zones and other major cities, municipalities and autonomous regions. Remittances by foreign investors of any other amounts (including, for instance, principal and interest on debt and proceeds of sale arising from a disposal by a foreign investor of any of its or his investments in China) out of China is subject to the approval of the SAEC.

The Company expects that once a subsidiary is established in China, thirty percent of the Company's overall operation will be in RMB.

Taxation
--------

Cayman Island Income Tax Consequences

CWN is organized under the laws of Cayman Island. At present, there is no Cayman Island income on profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our United States shareholders, except shareholders ordinarily resident in Cayman Island. There is currently no reciprocal tax treaty between Cayman Island and the United States regarding withholding taxes.

United States Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of CWN's Canadian subsidiary, NAI Interactive Ltd. by a United States resident, and who hold common shares sold as capital property (a "U.S. Holder"). This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Canada Customs and Revenue Agency, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the "Treaty"). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax laws or treaty. It has been assumed that all currently proposed amendments will by enacted substantially as proposed and that there is no other relevant changes in any governing law or practice, although no assurance can e given in these respects.

Each U.S. Holder is advised to obtain tax and legal advice applicable as to such U.S. Holder's particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's common shares. The statutory rate of withholding tax is 25% of the gross amount of dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty.
Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of CWN and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U.S. Holder.

Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition of death, provided that the U.S. Holder did not hold the common shares as capital property used in carrying on a business in Canada, and that neither the U.S. Holder nor persons with whom the U.S. Holder did not deal at arms length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class the Company's Canadian subsidiary at any time in the five years immediately preceding the disposition.

         ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
--------------------------------------------------------------------------------

Not applicable.

         ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
--------------------------------------------------------------------------------

Not applicable.

                                     PART II

         ITEM 13.   DEFAULTS , DIVIDENDS ARREARS AND DELINQUENCIES
--------------------------------------------------------------------------------

Not Applicable.

         ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
--------------------------------------------------------------------------------

Not Applicable.

                                     PART III

                ITEM 15.   FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The financial statements filed as part of this annual report are listed in "Item 17 - Financial Statements and Exhibits".

                ITEM 16.   FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The Company has elected to provide financial statements pursuant to "Item 17 - Financial Statements".

                ITEM 17.   FINANCIAL STATEMENTS AND EXHIBITS
--------------------------------------------------------------------------------

The following financial statements are incorporated by reference to this Item.

All financial statements herein are stated in accordance with accounting principles generally accepted in the United States.

(a) The following Financial Statements pertaining to the consolidated financial statements of CWN are filed as part of this Registration Statement:

--------------------------------------------------------------------------------
Exhibit
Reference #                                                           Page #
--------------------------------------------------------------------------------
  N/A          Report of Independent Accountants                       F-2
--------------------------------------------------------------------------------
               Year-end Consolidated Balance Sheets                    F-3
--------------------------------------------------------------------------------
               Year-end Consolidated Statements of Operations          F-4
--------------------------------------------------------------------------------
               Year-end Consolidated Statements of Stockholders'
                Equity                                                 F-5
--------------------------------------------------------------------------------
               Year-end Consolidated Statements of Cash Flows          F-6
--------------------------------------------------------------------------------
               Notes to Consolidated Financial Statements           F-7 to F-19
--------------------------------------------------------------------------------

MOORE STEPHENS
ELLIS FOSTER LTD.
          CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca
        ---------------------------------
================================================================================

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to use in the Form 20-F, being filed by ChineseWorldNet.com Inc. and Subsidiaries of our report dated March 6, 2001, relating to the consolidated balance sheet of ChineseWorldNet.com Inc. and Subsidiaries as at December 31, 2000 and the consolidated statements of operations and deficit and cash flows for the period then ended.




Vancouver, Canada                           /s/ MOORE STEPHENS ELLIS FOSTER LTD.
July 30, 2001                                     Chartered Accountants




M An independently owned and operated member of Moore Stephens North America, Inc Members in principal cities throughout North America
 S Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world

          CHINESEWORLDNET.COM INC. & SUBSIDIARIES

          Consolidated Financial Statements (Expressed in U.S. Dollars)

          December 31, 2000

          Index
          -----

          Report of Independent Accountants

          Consolidated Balance Sheet

          Consolidated Statement of Stockholders' Equity

          Consolidated Statement of Operations

          Consolidated Statement of Cash Flows

          Notes to Consolidated Financial Statements

MOORE STEPHENS ELLIS FOSTER LTD.

MOORE STEPHENS ELLIS FOSTER LTD.
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, B.C., Canada V6J IGI
Telephone: (604) 737-8117 Facsimile: (604) 734-1502
E-Mail: msef@portal.ca
        --------------
--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders

CHINESEWORLDNET.COM INC. AND SUBSIDIARIES

We have audited the consolidated balance sheet of ChineseWorldNet.com Inc. and subsidiaries ("the Company") as at December 31, 2000, the related consolidated statement of stockholders' equity, operations and cash flows for the period from January 12, 2000 (inception) to December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and the results of its operations and its cash flows for the period January 12, 2000 (inception) to December 31, 2000 in conformity with generally accepted accounting principles in the United States.


Vancouver, Canada                      /s/Moore Stephens Ellis Foster Ltd.
March 6, 2001                          Chartered Accountants


MS   An independently owned and operated member of Moore Stephens North America,
Inc. Members in principal cities throughout North America Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES
Consolidated Balance Sheet
December 31, 2000
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------

ASSETS
Current
     Cash and cash equivalents                                  $     720,641
     Accounts receivable                                                9,730
     Income taxes recoverable                                             945
     Prepaid expenses and deposits                                      4,351
--------------------------------------------------------------------------------
Total current assets                                                  735,667

Investment in Technology City Holdings Limited                        100,000

Fixed assets                                                           27,842
--------------------------------------------------------------------------------
Total assets                                                    $     863,509
--------------------------------------------------------------------------------
LIABILITIES

Current
     Accounts payable and accrued liabilities                   $      49,901
     Income taxes payable                                                 945
     Due to a stockholder, non-interest bearing                        26,321
     Due to a director, non-interest bearing                            2,036
     Deferred revenue                                                  18,561
--------------------------------------------------------------------------------
Total current liabilities                                              97,764
--------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY

Share capital
     Authorized:
          100,000,000,000 common shares with a par value
           of $0.001 per share
     Issued and outstanding:
          6,000,000 common shares                                       6,000

Additional paid-in capital                                          1,095,961

Accumulated other comprehensive income
     Deferred foreign exchange gain                                       651

(Deficit)                                                            (336,867)
--------------------------------------------------------------------------------
Total stockholders' equity                                            765,745
--------------------------------------------------------------------------------
Total liabilities and stockholders' equity                      $     863,509
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES
Consolidated Statement of Stockholders' Equity
January 12, 2000 (inception) to December 31, 2000
(Expressed in U.S. Dollars)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Accumulated
                                                                             Compre-                          other          Total
                                                             Additional      hensive     Retained            compre-        Stock-
                                            Common stock        paid-in       income     earnings           hensive       holders'
                                         -------------------
                                          Shares     Amount     capital       (loss)    (deficit)     income (loss)         equity
-----------------------------------------------------------------------------------------------------------------------------------
Allotted 5,887,500 common shares
 at $0.001 per share for cash                  -     $   -   $    5,888    $       -   $      -         $      -        $   5,888
Financing charge on 5,887,500
 common shares at $0.049 per share             -         -      288,487            -          -                -          288,487
Allotted 112,500 common shares at $0.05
 per share for the acquisition of NA1          -         -        5,625            -          -                -            5,625
Issued 5,887,500 common shares
 (previously allotted) on May 15, 2000    5,887,500   5,888      (5,888)           -          -                -              -
Issued 112,500 common shares
 (previously allotted) on May 15, 2000      112,500     112        (112)           -          -                -              -
Allotted 2,000,000 common shares
 for cash at $0.40 per share                  -          -      800,000            -          -                -          800,000
 Imputed interest on amount due to
 a stockholder and a director                 -          -        1,961            -          -                -            1,961
Other comprehensive income
- foreign currency translation
  adjustment                                  -          -          -             651         -               651             651
Comprehensive income
- net (loss) for the period                   -          -          -        (336,867)  (336,867)              -         (336,867)
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                 $(336,216)
                                                                            ==========
Balance, December 31, 2000                6,000,000  $6,000  $1,095,961                $(336,867)       $     651       $ 765,745
===================================================================================================================================

The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statement of Operations
January 12, 2000 (inception) to December 31, 2000
(Expressed in U.S. Dollars)
================================================================================

Revenue                                                              320,548
--------------------------------------------------------------------------------
Expenses
     Advertising and promotion                                        40,078
     Audit and legal                                                  20,244
     Consulting fees                                                  60,282
     Depreciation                                                      6,702
     Financing charges - related parties                             288,487
     Interest (imputed) - related parties                              1,961
     Incorporation costs                                               3,402
     Office and miscellaneous                                         24,883
     Printing                                                          1,623
     Rent and operating                                               17,721
     Salaries and benefits                                           159,032
     Telephone                                                        10,900
     Travel and entertainment                                         34,056
--------------------------------------------------------------------------------
                                                                     669,371
--------------------------------------------------------------------------------

Operating (loss)                                                    (348,823)
Other income
     Interest income                                                  10,984
--------------------------------------------------------------------------------
Net (loss) before income taxes                                      (337,839)

Income taxes (benefit)                                                  (972)
--------------------------------------------------------------------------------
Net (loss) for the period                                           (336,867
================================================================================
(Loss) per share
     - basic and diluted                                         $     (0.06)
================================================================================
Weighted average number of
     common shares outstanding - basic and diluted                 6,000,000
================================================================================

The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES
Consolidated Statement of Cash Flows
January 12, 2000 (inception) to December 31, 2000
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------

Cash flows from (used in) operating activities
     Net (loss) for the period                               $     (336,867)
     Adjustment to reconcile net (loss)
          to net cash used in operating activities:
          - depreciation                                              6,702
          - financing charges - related parties                     288,487
          - interest (imputed) - related parties                      1,961
     Changes in assets and liabilities, net of
          effects of acquisition of subsidiary:
          - accounts receivable                                       9,456
          - prepaid expenses and deposits                            (3,606)
          - accounts payable and accrued liabilities                 39,492
          - income taxes                                               (972)
          - deferred revenue                                         18,561
--------------------------------------------------------------------------------
                                                                     23,214
--------------------------------------------------------------------------------
Cash flows from financing activities
     Shares issued and allotted for cash                            805,888
     Advances from a director                                         2,036
--------------------------------------------------------------------------------
                                                                    807,924
Cash flows from (used in) investing activities
     Purchase of fixed assets          (24,677)
     Investment in Technology City Holdings Limited                (100,000)
     Cash acquired from subsidiary                                   14,215
--------------------------------------------------------------------------------
                                                                   (110,462)
--------------------------------------------------------------------------------
Foreign exchange (loss) on
     cash held in foreign currency                                      (35)
--------------------------------------------------------------------------------
Increase in cash and cash equivalents
     being cash and cash equivalents, end of period          $      720,641
================================================================================

The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2000
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------

1.     Nature of Operations

The Company was incorporated under the laws of Cayman Islands on January 12, 2000. On January 15, 2000 the Company acquired 100% of the issued and outstanding shares of NAI Interactive Ltd. ("NAI") (see Note 3), a company incorporated under the laws of British Columbia, Canada. The Company also incorporated a wholly-owned subsidiary ChineseWorldNet.com (HK) Limited under the laws of Hong Kong.

The principal business activity of the Company is to provide internet services through its Chinese world-wide web site.

2.     Significant Accounting Policies

(a)  Basis of Consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, include the accounts of the Company and its wholly-owned subsidiaries. Significant inter-company accounts and transactions have been eliminated.

(b)  Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(c)  Fixed Assets

Fixed assets are stated at cost, net of accumulated amortization.

Amortization is provided in the declining-balance basis on fixed assets over the expected useful lives of the assets at the following annual rates:

            Furniture and equipment     20%
            Computer equipment          30%
            Computer software          100%

(d)  Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at December 31, 2000, cash equivalents consist of term deposits.

MOORE STEPHENS ELLIS FOSTER LTD.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2000
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


2.     Significant Accounting Policies (continued)

(e)     Foreign Currency Transactions

The parent company and NAI maintain their accounting records in their functional currencies (i.e., U.S. dollars and Canadian dollars, respectively). They translate foreign currency transactions into their functional currency in the following manner,

At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

(f)     Foreign Currency Translations

Assets and liabilities of the foreign subsidiary (whose functional currency is Canadian dollars) is translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates. Gain and losses from such translations are included in stockholders' equity, as a component of other comprehensive income.

(g)     Advertising Expenses

The Company expensed advertising costs as incurred.

(h)     Income Taxes

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date.

(i)     Comprehensive income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. SFAS No. 130 did not change the current accounting treatments for components of comprehensive income,

MOORE STEPHENS ELLIS FOSTER LTD.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2000
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------

2.     Significant Accounting Policies (continued)

Financial Instruments and Concentration of Risks

Fair value of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

It is not practical to determine the fair value of amount due to a stockholder with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

The carrying value of cash and cash equivalents, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities and income taxes payable approximate their fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest, credit, or currency risks arising from these financial statements.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, the balances of which are stated on the balance sheet. The Company places its cash in high credit quality financial institutions. The Company does not require collateral or other security to support financial instruments subject to credit risk.

(k)     Revenue Recognition

Revenue is recognized at the time services are rendered.

(1)     Stock-Based Compensation

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation". SFAS No. 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company accounts for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

(m)     Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted SFAS No. 128, "Earnings per share". Diluted loss per share is equal to the basic loss per share.

MOORE STEPHENS ELLIS FOSTER LTD.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2000
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------

2.     Significant Accounting Policies (continued)

(n)  Impairment

Certain long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired pursuant to guidance established in Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value.

3.     Acquisition of NAI Interactive Ltd. ("NAI")

Pursuant to a share exchange agreement on January 15, 2000, the Company agreed to issue 112,500 common shares with a fair value of $5,625 as consideration to acquire all of the issued and outstanding shares of NAI. The acquisition of NAI has been accounted for by using the purchase method of accounting. The fair value of net assets acquired from NAI, which equals to the fair value of the consideration, is as follows:

--------------------------------------------------------

Cash and cash equivalents                  $   14,215
Accounts receivable                            19,187
Prepaid expense                                   745
Capital assets                                  9,868
Accounts payable and accrued liabilities      (10,410)
Income tax payable                               (972)
Due to a shareholder                          (27,008)
--------------------------------------------------------
Total purchase cost                        $    5,625
--------------------------------------------------------

The operating results of NAI from January 16, 2000 to December 31, 2000 are included in the consolidated statement of operations.

The following summarized proforma information which assumes that the acquisition had occurred on January 1, 1999:

--------------------------------------------------------
                                  Year ended December 31
                                         1999
--------------------------------------------------------
Revenue                                    $109,090
Net income                                 $  5,448
Earnings per share-basic and diluted       $   0.00
--------------------------------------------------------

MOORE STEPHENS ELLIS FOSTER LTD.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2000
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------

4.     Fixed Assets

--------------------------------------------------------------------------------
                                                      Accumulated     Net book
                                             Cost     Amortization     value
--------------------------------------------------------------------------------
Furniture and office equipment           $  6,583       $1,520       $  5,063
Computer equipment                         30,041        7,291         22,750
Computer software                             127           98             29
--------------------------------------------------------------------------------
Total                                    $ 36,751       $8,909       $ 27,842
--------------------------------------------------------------------------------

5.     Investment in Technology City Holdings Limited

The Company subscribed 100,000 shares with a par value of $1.00 each for $100,000 in a private company which was incorporated in the British Virgin Islands with a business in providing financial information on listed securities in Hong Kong through internet and other peripheral media such as paging and television. The 100,000 shares subscribed by the Company represent 4.167% of the total issued share capital of the private company.

6.     Income Taxes

(a) Income tax (benefit) provision reflected in the consolidated statement of operations are as follows:
--------------------------------------------------------------------------------
                                                              January 12
                                                           2000 to December 31
                                                                  2000
--------------------------------------------------------------------------------
Current tax (benefit)                                           $(972)
--------------------------------------------------------------------------------

(b) Reconciliation of the applicable income tax rate (45%) applied to pre-tax accounting (loss) compared to the expense (benefit) for income tax in the consolidated statement of operations:
--------------------------------------------------------------------------------
                                                              January 12
                                                           2000 to December 31
                                                                  2000
--------------------------------------------------------------------------------
Income tax (benefit) at the applicable rate                  $  (152,028)
Adjustment resulting from:
-  non-taxable loss                                              135,048
-  non-deductible loss                                             1,149
-  unused tax loss carryforward                                   14,859
--------------------------------------------------------------------------------
                                                             $      (972)
--------------------------------------------------------------------------------

MOORE STEPHENS ELLIS FOSTER LTD.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2000
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------

6.     Income Taxes (continued)

(c) The tax effect of temporary difference that give rise to the Company's deferred tax assets are as follows:
--------------------------------------------------------------------------------
                                                              January 12
                                                         2000 to December 31
                                                                2000
--------------------------------------------------------------------------------
      Estimated tax loss carryforward                           $6,700
--------------------------------------------------------------------------------
      Less: Valuation allowance                                 (6,700)
--------------------------------------------------------------------------------

(d) The parent company is not subject to income taxes. NAI has an estimated tax loss carryforward of $14,900 which will expire in 2007.

7.     Non-cash Investing Activities

The Company issued 112,500 common shares to purchase all of the issued and outstanding shares in NAL

8.     Related Party Transactions

(a) The Company accrued $30,000 in consulting fees to a director of the Company.

(b) The Company issued 112,500 common shares for all of the issued and outstanding shares in NAL NAI was then owned by an individual related to a director and senior officer of the Company (see Note 3).

(c) The Company accrued imputed interest of $1,961 at an interest rate of 7% per annum on the amounts due to a stockholder and a director.

(d) The Company accrued financing charges of $288,487 to the stockholders subscribing 5,887,500 common shares at $0.001 per share.

MOORE STEPHENS ELLIS FOSTER LTD.

The following exhibits are incorporated by reference to this Item. None of the following Exhibits have been previously filed with the Securities and Exchange Commission. The following Exhibits are filed with this Registration Statement:

--------------------------------------------------------------------------------
Exhibit
Reference                           Name                                 Page #
--------------------------------------------------------------------------------
   2(a)   Share Exchange Agreement with NAI Interactive Ltd.                7
--------------------------------------------------------------------------------
   2(a)   Private Placement subscription agreement for common shares
          of CWN.                                                           7
--------------------------------------------------------------------------------
   10     Letter Agreement between NAI and Rampart Securities Inc.         12
--------------------------------------------------------------------------------
   10     News Letter Content Agreement between NAI and Emerging
          Growth Stocks.                                                   12
--------------------------------------------------------------------------------
   10     Content Partnership Agreement between NAI and Yahoo Chinese.     12
--------------------------------------------------------------------------------
   10     Content Partnership Agreement between NAI and China
          Infobank Limited.                                                12
--------------------------------------------------------------------------------
   10     Content Partnership Agreement between NAI and Investrend
          Research.                                                        12
--------------------------------------------------------------------------------
   10     Content Partnership Agreement between NAI and NewsGurus.com Inc. 12
--------------------------------------------------------------------------------
   2(a)   Subscription Agreement for common shares of Technology
          City Holdings Ltd.                                            7 and 18
--------------------------------------------------------------------------------
4(b)(i)   Consulting Agreement between CWN and Joe Tai.                    22
--------------------------------------------------------------------------------
4(b)(i)   Consulting Agreement between NAI and Kelvin Szeto.               23
--------------------------------------------------------------------------------
   1      Articles of Incorporation, Memorandum of Association
          and Certificate of Incorporation of CWN.                         24
--------------------------------------------------------------------------------
   9      Consent of Ellis Foster, Chartered Accountants.                  29
--------------------------------------------------------------------------------
   9      Financial Data Schedule (filed herewith).                        29
--------------------------------------------------------------------------------

                                    SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F and have duly caused this Registration Statement to be signed on CWN's behalf by the undersigned duly authorized officer.


Dated:   August 7                  2001
      --------------------

                                         ChineseWorldNet.com Inc.,
                                         a Cayman Islands Corporation


                                          /s/Kin Foon Tai
                                         ____________________________________
                                         KIN FOON TAI
                                         President and Director

Exhibit 2(a)

                            SHARE EXCHANGE AGREEMENT

                         DATED AS AT January 15th, 2000

                                     AMONG:

                            CHINESEWORLDNET.COM INC.

                                      AND:

                              NAI INTERACTIVE LTD.

                                      AND:

                    THE SHAREHOLDERS OF NAI INTERACTIVE LTD.

                                Table of Contents
                                -----------------

Section     Title                                                           Page
-------     -----                                                           ----

1.          PURCHASE AND SALE                                                  1

2.          VENDORS' REPRESENTATIONS AND WARRANTIES                            2

3.          VENDORS' ACKNOWLEDGEMENTS                                          6

4.          PURCHASER'S REPRESENTATIONS AND WARRANTIES                         7

5.          CONDITIONS PRECEDENT                                              10

6.          COVENANTS OF THE PURCHASER AND THE VENDORS                        12

7.          CLOSING                                                           14

8.          PROPRIETARY INFORMATION                                           14

9.          INDEMNIFICATION                                                   15

10.         GENERAL                                                           16

                                    Schedules
                                    ---------

The following are Schedules to this Agreement, and are incorporated herein by reference:

SCHEDULE "A"     List of Shareholders of NAI Interactive Ltd

THIS SHARE EXCHANGE AGREEMENT made and dated and the following terms and conditions are effective as of tile January 15th, 2000.

AMONG:

           CHINESEWORLDNET.COM INC., a company incorporated pursuant to the laws
           -----------------------
           of Cayman Islands and having a registered office at Huntlaw Building, Fort St., Grand Cayman, Cayman Islands.

           (the "Purchaser")

AND:

           NAI INTERACTIVE LTD., a company incorporated pursuant to the laws of
           --------------------
           the Province of British Columbia and having an office 201-1118 Homer Street, Vancouver, B.C., Canada V613 6L5

           (the "Company" or "NAI Interactive Ltd.'")

AND:

           THE SHAREHOLDERS OF THE COMPANY SET OUT IN SCHEDULE "A" ATTACHED
           ----------------------------------------------------------------
           HERETO
           ------

           (Collectively, the "Vendors")

WITNESSES THAT WHEREAS:

A. The Vendors are the legal and beneficial owners of all of the issued and outstanding shares in the capital of the Company;

B. The Purchaser has agreed to acquire from the Vendors, and the Vendors have agreed to transfer to the Purchaser, the Company Shares in accordance with the terms and conditions of this Agreement;

       NOW THEREFORE in consideration of the recitals, the following agreements and the payment of $1.00 made by each party to the other, the receipt and sufficiency of which is acknowledged by each party, the parties agree on the following, terms:

1.     PURCHASE AND SALE
       -----------------

1.1 On the Closing Date (as defined in section 7.1 of this Agreement), subject to the terms and conditions hereof, the Purchaser will purchase from the Vendors and the Vendors will assign, sell and transfer to the Purchaser the Company Shares.

1.2 The Purchaser will, on the Closing Date, issue to tile Vendors, pro rata in accordance with their respective security holdings in the Company as set out in Schedule "A", 112,500 common shares of the Purchaser (tile "NAI CI Shares"').

1.3 In no event shall the Purchaser be required to purchase less than 90% of the NAI Interactive Ltd. Shares.

2.     NAT INTERACTIVE LTD.'S REPRESENTATIONS AND WARRANTIES
       -----------------------------------------------------

2.1 In order to induce the Purchaser to enter into and consummate this Agreement, NAI Interactive Ltd. represents and warrants to the Purchaser, and acknowledges that the Purchaser is relying on such representations and warranties in entering into this Agreement and completing the transactions contemplated hereby, that:

       (a) the Company was duty incorporated under the laws of the province of British Columbia and is validly Subsisting and in good standing hereunder;

       (b) the authorized capital of the Company consists of 40,000 common shares without par value, Of Which 100 common shares are, or at the Time of Closing will be, duly and validly issued and outstanding, as fully paid, to the parties set out in Schedule "A" attached hereto.

       (c) Except as provided for in the agreement set out in Schedule "C", the Company does not currently own, directly or indirectly, any shares or interests in any other company or firm;

       (d) the Vendors have due and sufficient right and authority to enter into this Agreement oil the terms and conditions herein set out and all necessary action has been taken by or on the part of the Vendors to authorize the execution, delivery and performance of this Agreement and all other documents contemplated hereby;

       (e) this Agreement constitutes a valid and legally binding contract, enforceable against the Vendors in accordance with its terms, subject to equitable remedies and the rights of creditors generally;

       (f) the NAI Interactive Ltd. Shares are not subject to or affected by any actual, or, to the best of NAI Interactive Ltd.'s knowledge after having made due inquiry, pending or threatened investigation or proceeding by or before, any securities regulatory authority, Court, administrative agency or other tribunal;

       (g) to the best of NAI Interactive Ltd.*s knowledge, the NAI Interactive Ltd. Shares were originally issued in full compliance with all applicable securities laws;

       (h) NAI Interactive Ltd. does not have any information or knowledge of any material facts pertaining, to the Company which., if known to the Purchaser, might reasonably be expected to deter the Purchaser from completing the transactions contemplated hereby;

       (i) other than the NAI Interactive Ltd. Shares, no person, firm or corporation has any right, agreement or option, whether oral or in writing, or a right capable of becoming a right, agreement or option:

           (i)     for the purchase of the NAI Interactive Ltd. Shares,
           (ii) for the purchase, subscription Or issuance of any of the unissued shares in the capital of the Company, or
           (iii) to require NAI Interactive Ltd. to purchase, redeem or otherwise acquire the NAI Interactive Ltd. Shares.

            except as set out in Schedule "A" attached hereto:

       (j) the Company has the corporate capacity and power to carry on the business presently carried on by it;

       (k) the Company owns, holds, possesses or lawfully uses in the operation of its business all material permits, approvals, waivers, licences or similar authorizations ("Authorizations") of any governmental entity having jurisdiction which are necessary for it to conduct its business as presently conducted in compliance with all applicable laws. All such Authorizations are valid, subsisting and in good standing, the Company is not in material default or breach thereof and, to the best of NAI Interactive Ltd.'s knowledge. no proceeding is pending or threatened to revoke or limit any Authorization. All Authorizations are renewable by their terms or in the ordinary course of business without the need to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees. None of the Vendors nor any affiliate thereof owns or has any proprietary, financial or other interest (direct or indirect) in any such Authorization;

       (1) the Company is not in material breach of, and the business of the Company is and has been conducted in material compliance with, all applicable statutes, ordinances, bylaws, regulations, decrees or court orders to which it is subject;

       (m) the Company has not guaranteed, or agreed to guarantee, an), material debt, liability, or other obligation of any person, firm or corporation:

       (n) the Company is not indebted to the Vendors or to any affiliate of the Company, or associate of the Vendors, other than as set forth in the Company's Financial Statements;

       (o) neither the Vendors nor any directors, officers, shareholders or consultants of the Company are now indebted or under obligation to the Company on any account whatsoever:

       (p) no dividends or other distribution of any kind on any shares in the capital of the Company and no distribution of assets in any form or manner have been made, declared or authorized not will any be declared, paid or authorized until after the Closing Date;

       (q) there are no material actions, Suits, judgements, investigations or proceedings Outstanding or pending, or, to the best of tile Company's knowledge, threatened against or affecting the Company at law or in equity or before or by any federal., provincial, state, municipal, County or regional government or governmental authority, domestic or foreign, including any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing (Individually, a "Governmental Authority");

       (r) no authorization, approval, order, license, permit, consent, certificate or registration of any Governmental Authority, court or arbitrator, or any-other party, and no registration, declaration or filing by the Company or the Vendors with any Governmental Authority, court or arbitrator, or any other party, is required in order for the Company and the Vendors to execute and deliver this Agreement and all other documents and instruments to be delivered by the Company and the Vendors pursuant hereto;

       (s) no material action, Suit, judgement, investigation, inquiry, assessment, reassessment, litigation, determination or administrative or other proceeding or arbitration before or of any court, arbitrator or Governmental Authority or dispute with any Governmental Authority is in process or, to the best of the Company's knowledge, threatened, against or relating to the business of the Company and, to the best of the Company's' knowledge, no state of facts exists which could constitute the basis therefore;

       (t) there are no violations or, to the best of the Company's knowledge, potential violations, of any material patents, trademarks, trade names, copyrights or trade secrets or other proprietary rights of any person which has been or may be caused by the conduct of the Company's business in the manner in which it has heretofore been conducted;

       (u) to the best of the Company's knowledge, the business of the Company complies in all material respects with all applicable laws, judgements, decrees, orders, injunctions, rules, statutes and regulations of all courts, arbitrators or Governmental Authority, including all environmental, health and safety statutes and regulations;

       (v) the business of the Company is not subject to any judicial or administrative proceeding alleging the violation of any applicable environmental, health or safety law, judgement, decree, order, injunction, rule, statute or regulation;

       (w) to the best of the Company's knowledge., the conduct of the business of the Company does not infringe the rights or interests in the patents, trade-marks, trade names, trade secrets, industrial designs, copyrights, or any other industrial or intellectual property whether domestic or foreign, of any other person;

       (x) all material contracts entered into by the Company (including without limitation employment agreements, change of control agreements, collective agreements, finders' fee agreements, agreements to pay bonuses, agreements in respect of gifts or donations, agreements regarding dividends or distributions or containing restrictions on dividends or distributions, agreements with respect to borrowings, agreements with respect to loans or advances, agreements with respect to investments, guarantees or other financial Support for the obligations of others, management or consulting agreements, leases of real property, leases of personal property, non-competition or non-solicitation agreements, confidentiality agreements, and licensing or royalty agreements relating to intellectual property) are listed in Schedule "D" attached hereto and are in good standing and have not been assigned or encumbered, and neither the Company nor any-other party thereto is in default thereunder in any material respect;

       (y) the Company has no employees and has not yet commenced business operations;

       (z) neither the Company nor the Vendors have retained, employed or introduced any broker, finder or other person who would be entitled to a brokerage commission or finder's fee arising out of the transactions contemplated hereby;

      (aa) there are no material liabilities of the Company of any kind whatsoever, contingent or otherwise, existing on the date hereof in respect of which the Company has knowledge and which the Company or the Purchaser may be liable on or after the completion of the transactions contemplated hereby;

      (bb) all material transactions of the Company have been properly recorded in the books and records of the Company, and the minute books of the Company contain, or at the Time of Closing will contain, records of all material contracts and meetings and proceedings of shareholders and directors thereof,

      (cc) the directors and officers of the Company are as follows:

                       Name                             Title
                       ----                             -----

                       Miss Tim Yee Lau                 Director

      (dd) the Company owns or possesses all assets, rights and property necessary to the conduct of its business after the Closing substantially in the same manner as it was conducted prior to the Closing, and none of the Vendors has any claim in respect thereof.

2.2 The representations and warranties of the Company contained in this Agreement or any certificates or documents delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby will be true at and as of the Time of Closing as though such representations and warranties were made at and as of such time. Notwithstanding any investigations or inquiries made by the Purchaser prior to the Closing or the waiver of any condition by the Purchaser, the representations and warranties of the Company will survive the Closing Date and, notwithstanding the Closing, will continue in full force and effect for one year from the Closing, except those relating to tax matters which will Survive until the expiration of any statutory limitation period and those relating to fraud or intentional misrepresentation which will survive indefinitely.

3.     VENDORS' ACKNOWLEDGEMENTS
       -------------------------

3.1 In order to induce the Purchaser to enter into and consummate this Agreement, the Vendors acknowledge, knowing that tile Purchaser is relying on such acknowledgements in entering into this Agreement and completing the transactions contemplated hereby, that:

       (a) the Vendors are resident in the jurisdictions set out under their respective names in Schedule "A" to this Agreement;

       (b) the NAI CI Shares are Subject to restrictions on resale and may not be resold by the Vendors until all applicable hold periods have elapsed, except in compliance with all applicable securities laws and stock exchange requirements;

       (c) no prospectus will be filed by the Purchaser with any securities regulatory authority in connection with the distribution of the NAI CI Securities and, as a result:

           (i) the Vendors are restricted from using most of the civil remedies available under applicable securities laws;

           (ii) the Vendors may not receive information that would otherwise be required to be provided to them under applicable securities laws; and

           (iii) the Purchaser is relieved from certain obligations that would otherwise apply under applicable securities laws;

       (d) The Purchaser has no current intention of becoming a reporting issuer under applicable Securities laws in any province of Canada and, accordingly, any Vendor resident in those jurisdictions will be required to hold the NAI CI Securities for an indefinite period of time:

       (e) this Agreement is made with the Vendors in reliance upon the Vendors' representations to the Purchaser, which by the Vendors' execution of this Agreement, the Vendors hereby confirm that the NAI CI Shares to be purchased by Vendors will be acquired for investment purposes for the Vendors' own accounts and not with a view to the resale or distribution of any part thereof in violation of the applicable United States federal and state securities laws;

       (f) the Vendors represent that they are experienced in evaluating and investing in securities of companies in the development stage and acknowledge that they are able to fend for themselves, can bear the economic risk of tile investment, and have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the investment in the NAI CI Shares;

4.     PURCHASER'S REPRESENTATIONS AND WARRANTIES
       ------------------------------------------

4.1 In order to induce the Vendors to enter into and consummate this Agreement, the Purchaser represents and warrants to the Vendors, and acknowledges that the Vendors are relying on Such representations and warranties in entering into this Agreement and in completing the transactions contemplated hereby, that:

       (a) the Purchaser is duly incorporated pursuant to the laws of Cayman Islands and is in good standing with respect to the filing of annual reports thereunder;

       (b) the authorized capital of the Purchaser consists of 100,000,000 common shares with a par value of US $0.01, of which 100 common shares are issued and outstanding as fully paid and non-assessable;

       (c) the Purchaser will issue the NAI CI Shares against payment for same pursuant to section 1. 1 of this Agreement, free of all liens, claims, charges, restrictions on transfer, voting agreements, voting trusts, escrow conditions and encumbrances whatsoever, other than statutory hold periods or other restrictions imposed by applicable securities laws or securities regulatory bodies;

       (d) the Purchaser has due and sufficient right and authority to enter into this Agreement on the terms and conditions herein set out and all necessary corporate action has been taken by or on the part of the Purchaser to authorize the execution and delivery of this Agreement and all other documents contemplated hereby;

       (e) this Agreement constitutes a valid and legally binding contract, enforceable against the Purchaser in accordance with its terms, subject to equitable remedies and the rights of creditors generally;

       (f) other than the NAI CI Securities, no person, firm or corporation has any right, agreement or option, whether oral or in writing, or a right capable of becoming a right., agreement or option:

           (i)     for the purchase of the NAI Interactive Ltd. CI Securities,

           (ii) for the purchase, subscription or issuance of any of the unissued shares in the capital of the Purchaser, or

           (iii) to require the Purchaser to purchase, redeem or otherwise acquire the NAI CI Securities,

       (g) no dividends or other distribution on any shares in the capital of the Purchaser has been made, declared or authorized since its incorporation nor will any be declared, paid or authorized after the date hereof and up to the Closing Date;

       (h) except as set out in the Public Record, no payments of any kind have been made or authorized by or on behalf of the Purchaser to or on behalf of officers, directors, shareholders or employees of the Purchaser or under any management agreements with the Purchaser, other than in the ordinary course of business;

       (i) the Purchaser has not entered into any material contracts (including without limitation employment agreements, change of control agreements, collective agreements, finders' fee agreements, agreements to pay bonuses, agreements in respect of gifts or donations, agreements regarding dividends or distributions or containing restrictions on dividends or distributions, agreements with respect to borrowings., agreements with respect to loans or advances, agreements with respect to investments, guarantees or other financial support for the obligations of others, management or consulting agreements, cases of real property, leases of personal property, non-competition or non-solicitation agreements, confidentiality agreements, and licensing or royalty agreements relating to intellectual property);

       (j) there are no material actions, Suits, judgements, investigations or proceedings outstanding or pending or. to the best of the Purchaser's knowledge, threatened against or affecting the Purchaser at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency, court or tribunal;

       (k) there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans affecting the Purchaser;

       (1) no shareholders, directors, officers, employees or consultants of the Purchaser are now indebted or Linder obligation to the Purchaser on any account whatsoever;

       (m) the Purchaser is not indebted to any of its shareholders, directors, officers, employees or consultants, other than in the ordinary course of business;

       (n) the performance of this Agreement will not be in violation of the Articles or By-laws of the Purchaser or of any agreement to which the Purchaser is a party and will not give any person any right to terminate or cancel any agreement or any right enjoyed by the Purchaser and will not result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favour of a third party upon or against the assets of the Purchaser;

       (o) the Purchaser has not retained, employed or introduced any broker, finder or other person who would be entitled to a brokerage commission or finder's fee arising out of the transactions contemplated hereby;

       (p) there are no liabilities of the Purchaser of any kind whatsoever, contingent or otherwise, existing on the date hereof in respect of which the Purchaser may be liable on or after the completion of the transactions contemplated hereby other than:

           (i)     liabilities disclosed or referred to in this Agreement, and

           (ii) liabilities incurred in the ordinary Course of business, none of which are materially adverse to tile business, operations, affairs or financial condition of the Purchaser.

       (q) to the best of the Purchaser's knowledge, all currently issued and outstanding common shares of the Purchaser were originally issued in full compliance with all applicable securities laws;

       (r) the Purchaser does not have any information or knowledge of ally material facts pertaining to it which, if known to the Vendors, might reasonably be expected to deter the Vendors from completing the transactions contemplated hereby;

       (s) no authorization, approval, order, license, permit, consent, certificate or registration of any Governmental Authority, court or arbitrator, or any other party, and no registration, declaration or filing by the Purchaser with any Governmental Authority, court or arbitrator, or any other party, is required in order for the Purchaser to execute and deliver this Agreement and all other documents and instruments to be delivered by it pursuant hereto;

       (t) no action, suit, judgement, investigation, inquiry, assessment, reassessment, litigation, determination or administrative or other proceeding or arbitration before or of any Court, arbitrator or Governmental Authority or dispute with any Governmental Authority is in process or, to the best of the Purchaser's knowledge, threatened, against or relating to the business of the Purchaser or any of its assets or properties and, to the best of the Purchaser's knowledge, no state of facts exists which could constitute the basis therefore;

       (u) to the best of the Purchaser's knowledge, the business of the Purchaser complies in all material respects with all applicable laws, judgements, decrees, orders, injunctions, rules, statutes and regulations of all Courts, arbitrators or Governmental Authority, including all environmental, health and safety statutes and regulations;

       (v) the Purchaser does not have any contracts, agreements, pension plans, benefit plans, profit sharing plans, bonus plans, undertakings or arrangements, whether oral, written., or implied, with employees, lessees, licensees, managers, accountants, suppliers, agents, distributors, officers, lawyers, or others which cannot be terminated on not more than one month's notice and for an amount not in excess of $1,000;

       (w) the Purchaser has complied with all laws, rules, regulations and orders applicable to it relating to employment, including those relating to wages, hours, collective bargaining, occupational health and safety, workers' hazardous materials, employment standards, pay equity and workers' compensation;

       (x) all material transactions of the Purchaser have been properly recorded in the books and records of the Put-chaser, and the minute books of the Purchaser contain records of all material contracts and meetings and proceedings of shareholders and directors thereof;

       (y) the Purchaser owns, holds, possesses or lawfully uses in the operation of its business all Authorizations of an), governmental entity having jurisdiction which are necessary for it to conduct its business as presently conducted In compliance with all applicable laws. All such Authorizations are valid, Subsisting and in good standing, the Purchaser is not in material default or breach thereof and, to the best Of tile Purchaser's knowledge, no proceeding is pending or threatened to revoke or limit any Authorization. All Authorizations are renewable by their terms or in the ordinary Course of business without the need to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees. Neither the Purchaser nor any affiliate thereof owns or has any proprietary, financial or other interest (direct or indirect) in any such Authorization; and

       (z) the Purchaser has not granted a power of attorney to any person.

4.2 Tile representations and warranties of the Purchaser contained in this Agreement or any certificates or documents delivered pursuant to the provisions hereof or ill connection with the transactions contemplated hereby will be true at and as of the Time of Closing as though such representations and warranties were made at and as of such time. Notwithstanding any investigations or inquiries made by the Purchaser prior to the Closing or the waiver of any condition by the Purchaser, the representations and warranties of the Purchaser will survive the Closing Date and, notwithstanding the Closing, will continue in full force and effect for one year from the Closing, except those relating to tax matters which will survive until the expiration of any statutory limitation period and those relating to fraud or intentional misrepresentation which will survive indefinitely.

5.     CONDITIONS PRECEDENT
       --------------------

5.1 All obligations of the Vendors and the Purchaser under this Agreement are subject to:

       (a) the receipt of all necessary consents, approvals, orders and authorizations from any regulatory or Governmental Authority or stock exchange having jurisdiction over the transactions contemplated hereby, and

       (b) there being no injunction or restraining order issued preventing, and no pending or threatened claim, action, litigation or proceeding, judicial or administrative, or investigation against, the Vendors, the Purchaser or the Company by any regulatory or Governmental Authority or stock exchange for the purpose of enjoining or preventing the consummation of the transactions contemplated hereby or otherwise claiming that this Agreement or the consummation of this Agreement is improper or would give rise to proceedings Linder any statute or rule of law, which would have a material adverse impact on the business of the Company or tile Purchaser, as the case may be.

5.2 All obligations of the Vendors under this Agreement are further subject to the fulfilment, at or before the Time of Closing, of each of the following conditions:

       (a) the Vendors carrying out a due diligence review of the business of the Purchaser to their satisfaction;

       (b) the representations and warranties of the Purchaser being true and correct ill all material respects as of the Closing Date;

       (c) the Purchaser having complied in all material respects with all covenants to be performed by it hereunder;

       (d) the Purchaser delivering to the Vendors at the Time of Closing:

           (i) a certified copy of the resolution of the directors of the Purchaser approving this Agreement and the transactions contemplated hereby;

           (ii) a certified copy of the resolution of the directors of the Purchaser authorizing the issuance of the NAI CI Securities;

           (iii) certificates representing the NAI CI Shares and NAI CI Warrants registered in the names of the Vendors in accordance with section 1.1 of this Agreement;

5.3 The conditions set out in section 5.2 of this Agreement are for the exclusive benefit of the Vendors and the Vendors may waive the conditions in whole or in part by delivering to the Purchaser at or before the Time of Closing a written waiver to that effect stated to be made pursuant to this subsection and executed by each of the Vendors.

5.4 All obligations of the Purchaser under this Agreement are further subject to the fulfilment, at or before the Time of Closing, of each of the following conditions:

       (a) the Purchaser carrying out a due diligence review of the business of the Company to its satisfaction;

       (b) the representations and warranties of the Company and the Vendors being true and correct in all material respects as of the Closing Date;

       (c) the Company and the Vendors having complied in all material respects with all covenants to be performed by them hereunder;

       (d) the Vendors delivering to the Purchaser at the Time of Closing:

           (i) a certified copy of the resolution of the directors of the Company consenting to the transfer of the NAI Interactive Ltd. Shares from the Vendors to the Purchaser and authorizing the issuance of a new share certificate in the name of the Purchaser,

           (ii) certificates representing the NAI Interactive Ltd. Shares registered in tile names of the Vendors, duly endorsed for transfer to the Purchaser or transfer documents transferring the NAI Interactive Ltd. Shares to the Purchaser.

           (iii) a certificate representing the NAI Interactive Ltd. Shares registered in the name of the Purchaser,

           (iv) a certificate of the Vendors certifying, as of the Date of Closing, that:

                   (A) the representations and warranties of the Company and the Vendors Set Out in this Agreement were true and correct as of the date of this Agreement and are true and correct in all material respects as of the Date of Closing as if made by the Company or the Vendors, as the case may be, on the Closing Date,

                   (B) the Company and the Vendors have complied in all material respects with all covenants to be performed by them hereunder;

5.5 The conditions set out in section 5.4 of this Agreement are for the exclusive benefit of the Purchaser and the Purchaser may waive the conditions in whole or in part by delivering to the Vendors, at or before the Time of Closing, a written waiver to that effect stated to be made pursuant to this subsection and executed by the Purchaser.

6.     COVENANTS OF THE PURCHASER AND THE VENDORS
       ------------------------------------------

6.1 The Purchaser covenants with the Vendors that up to and including the Closing or the termination of this Agreement:

       (a) it will provide the Vendors with full and complete access to its books, records, financial statements, and other documents, articles of incorporation, by-laws, minutes of its board of directors and its committees, investment agreements, material contracts, as well as such other documents and materials as the Vendors or their legal counsel may deem reasonable and necessary to conduct an adequate due diligence investigation of the Purchaser, its operations and financial condition prior to the Closing;

       (b) it will use all reasonable efforts to obtain all consents, approvals or waivers that may be necessary or desirable in connection with the transactions contemplated hereby, and execute and deliver all such further documents and assurances and take such steps or measures as may be reasonably appropriate to enable it to be able to satisfy its obligations hereunder and put itself in a position where the transactions contemplated hereby can be closed on or about August 15, 1998; and

       (c) up to and including the Closing, the Purchaser will not, without the written consent of the Vendors:

           (i) declare or pay any dividend, or make any distribution of its assets to its shareholders, or purchase or retire any of its shares,

           (ii) allot, issue, grant or enter into any agreement for the allotment or issuance of any shares or securities, other rights to acquire shares or securities, securities convertible into, exchangeable for, or which otherwise carry the right to acquire, directly or indirectly, any shares or Securities in its capital, except as contemplated by this Agreement or referred to herein;

           (iii) sell all or any part of its assets, or agree to do or perform any act or enter into any transaction or negotiation which could reasonably be expected to interfere with or be contemplated by this Agreement, or which would render inaccurate any of the representations and warranties set out in section 4 of this Agreement, or

           (iv) merge, amalgamate or consolidate into or with any entity, or enter into any other corporate reorganization.

6.2 The Company covenants with the Purchaser that LIP to and including the Closing or the termination of this Agreement:

       (a) it will provide the Purchaser with full and complete access to the Company's books, records, financial statements, and other documents, articles of incorporation, by-laws, minutes of its board of directors and its committees, investment agreements, material contracts, as well as Such other documents and materials as the Purchaser or its legal Counsel may deem reasonable and necessary to conduct an adequate due diligence investigation of the Company, its operations and financial condition prior to the Closing;

       (b) it will use all reasonable efforts to obtain all consents, approvals or waivers that may be necessary or desirable in connection with the transactions contemplated hereby, and execute and deliver all such further documents and assurances and take such steps or measures as may be reasonably appropriate to enable them to be able to satisfy their obligations hereunder and put themselves in a position where the transactions contemplated hereby can be closed by on or about January 2000; and

       (c) it will carry on its businesses in the usual and ordinary course in compliance with all applicable laws and will not, without the prior written consent of the Purchaser:

           (i) declare or pay any dividend, or make any distribution of its assets to its shareholders, or purchase or retire any of its shares;

           (ii) allot, issue, grant or enter into any agreement for the allotment or issuance of any shares or securities, other rights to acquire shares or securities, or securities convertible into exchangeable for, or which otherwise carry the right to acquire. directly or indirectly any shares or securities in its capital;

           (iii) sell or otherwise dispose of all or any part of its assets or agree to do or perform any act or enter into any transaction or negotiation which could reasonably be expected to interfere with this Agreement, or which would render inaccurate any of the representations and warranties set out in section 2 of this Agreement;

           (iv) merge, amalgamate or consolidate into or with any entity, or enter into any other corporate reorganization;

           (v) increase its indebtedness for borrowed money other than trade obligations entered into in the ordinary course of business; or

           (vi) enter into any arrangements or transactions with any director, former director, officer, shareholder or employee of the Company, or any other person that is not dealing at "arm's length" with the Company (as such term is defined in the Income Tax Act (Canada));

7.     CLOSING
       -------

7.1 The purchase and sale of the NAI Interactive Ltd. Shares and the issuance of the NAI CI Shares contemplated by this Agreement will be closed on the third business day following the satisfaction or waiver, as applicable, of the conditions precedent set Out in section 5 of this Agreement, or on such other date as may be agreed upon in writing by the President of the Company and the President of the Purchaser, which date is referred to herein as the "Date of Closing" and "Closing Date" and which time is referred to herein as the "Closing" and "Time of Closing".

8.     PROPRIETARY INFORMATION
       -----------------------

8.1 Each of the parties hereto covenants with the others that prior to the Closing Time and, if the transactions contemplated hereby are not completed, at all times after the Closing Time, it will keep confidential all information obtained by it relating to the others, except such information which prior to the date hereof was already in the possession of that party, as demonstrated by written records, is generally available to the public, other than as a result of a disclosure by that party, or is made available to that party on a non-confidential basis from a source other than the other parties to this Agreement or their representatives (the "Confidential Information"). The parties further agree that the Confidential Information will be disclosed only to those of its employees and representatives of its advisors who need to know Such information for the purposes of evaluating and implementing the transactions contemplated hereby.

8.2 Notwithstanding the foregoing provisions of this section, the obligation to maintain the confidentiality of the Confidential Information will not apply to the extent that disclosure of such information is required under applicable securities laws and regulations, stock exchange by-laws or rules, or judicial order, provided, however, that to the extent reasonably practicable, the party disclosing the Confidential Information consults with the others respecting, such disclosure.

8.3 If the transactions contemplated hereby are not consummated for any reason, each of the parties hereto will return forthwith, without retaining any copies thereof, all information and documents obtained from the others.

9.     INDEMNIFICATION
       ---------------

9.1 The Vendors severally (and not jointly) and agree to indemnify and save harmless the Purchaser of and from any loss, cost, damage or expense whatsoever arising out of or resulting from, under or pursuant to:

       (a) all debts, liabilities, contingent or otherwise, contracts or engagements of the Company whatsoever, including, without limitation, liabilities for federal, provincial, sales, excise, income, corporate or other taxes of the Company or any re-assessment therefore, interest thereon or penalties with respect thereto existing at the Closing and not disclosed on or included in the Company's Financial
           Statements:

       (b) the inaccuracy of any representation or warranty or the breach of any covenant made by the Company or tile Vendors herein or in an), instrument or certificate delivered by the Company or the Vendors pursuant hereto except as contemplated by this Agreement: and

       (c) all claims, actions, suits, proceedings, demands, costs and expenses in respect of or incidental to any of the foregoing.

9.2 The Purchaser hereby indemnifies and saves harmless the Vendors of and from any loss, cost, damage or expense whatsoever arising out of or resulting from, under or pursuant to:

       (a) the inaccuracy of any representation or warranty or the breach of any covenant made by tile Purchaser contained herein or any instrument or certificate delivered by the Purchaser pursuant hereto except as contemplated by this Agreement; and

       (b) all claims, actions, Suits, proceedings, demands, costs and expenses in respect of or incidental to any of the foregoing.

9.3 No claim for indemnification will arise until notice thereof is given to the party (the "Indemnitor") from whom indemnity is sought. Such notice shall be sent within a reasonable time following the determination by a party (the "Claimant") that a claim for indemnity exists. In the event that any legal proceedings shall be instituted or any claim or demand is asserted by any third party in respect of which the Indemnitor may have an obligation to indemnify the Claimant, the Claimant shall give or cause to be given to the Indemnitor written notice thereof and such party shall have the right, at its option and expense, to be present at the defence of such proceedings, claim or demand, but not to control the defence, negotiation or settlement thereof, which control shall at all times rest with the Claimant, unless the Indemnitor irrevocably acknowledges full and complete responsibility for indemnification of Claimant, in which case the Indemnitor may assume such control through Counsel of its choice, provided however, the at no settlement shall be entered into without tile Claimant's written consent (which shall not be unreasonably withheld). The parties hereto agree to cooperate fully with each other in connection with the defence, negotiation or settlement of any such third party legal proceeding, claim or demand.

9.4 Notwithstanding anything in this Agreement to the contrary, the indemnity provided for in this section shall apply to any loss, liability, damage, deficiency or expense, whether or not tile actual amount thereof shall have been ascertained prior to the final day upon which a claim for indemnity with respect thereto may be made hereunder, so long as written notice thereof shall have been given to the Indemnitor prior to said date, setting forth specifically and in reasonable detail, so far as is known, the matter as to which indemnification is being sought, the quantum of tile claim (if ascertainable) and the provision of this Agreement under which the Indemnitor is liable, but nothing herein shall be construed to require payment of any claim for indemnity until the actual amount payable shall have been finally ascertained.

10.    GENERAL
       -------

10.1 Unless otherwise specified, all monetary amounts set out in this Agreement are in reference to lawful Currency of the United States of America.

10.2   Time is of the essence of this Agreement.

10.3 Each of the parties hereto shall bear all expenses incurred by it in connection with this Agreement Including, without limitation, the charges of their respective counsel, accountants and financial advisors.

10.4 This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, oral or written, by and between any of the parties with respect to the subject matter hereof. There are no pre-contractual representations and warranties except as set out in this Agreement and any certificates or documents delivered pursuant to the provisions hereof.

10.5 This Agreement will be governed by, construed and enforced in accordance with tile laws of the Province of British Columbia and tile parties submit and attorn to the non-exclusive jurisdiction of the Courts of the Province of British Columbia.

10.6 This Agreement and each of its terms and provisions will enure to the benefit of and be binding upon the parties to this Agreement and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

10.7 If any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

10.8 This Agreement is not transferable or assignable without the prior written consent of the other parties.

10.9   Any notice tinder this Agreement must be

       (a) in writing,

       (b) delivered, telecopied or mailed by prepaid post, and

       (c) addressed to the party to which notice is to be given at the address for such party indicated herein or at another address designated by such party in writing.

       Notice which is delivered or telecopied will be deemed to have been given at the time of transmission or delivery. If notice is by mail it will be deemed to have been given five business days following the date of mailing. If there is all interruption in normal mail service at or prior to the time a notice is mailed, the notice must be delivered or telecopied.

10.10 The parties will do all Such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated hereby, and each party to this Agreement will execute and deliver such further documents or instruments required by the other party as may be reasonably necessary or desirable for the purposes of giving effect to or perfecting the transactions contemplated hereby and obtaining any required regulatory approvals, whether before or after the Closing.

10.11 This Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such facsimile or counterpart so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set out on the first page of this Agreement.

IN WITNESS WHEREOF the parties have hereunto duly executed this Agreement as of the day and year first above written.

CHINESEWORLDNET.COM INC.                        NAI INTERACTIVE LTD.


Per:     /s/ Ken Cai                            Per:     /s/ Tim Yee Lau
    -----------------------------                   ----------------------------
    Authorized Signatory                            Authorized Signatory
    Mr. Ken Cai (Director)                          Miss Tim Yee Lau (Director)

                                  Schedule "A"

Miss Tim Yee Lai (Director)

                                SUBSCRIPTION AGREEMENT
                                ----------------------

To:     ChineseWorldNet.com Inc.
        The Huntlaw Building
        P.O. Box 1350GT
        Grand Cayman
        Cayman Islands

Gentlemen:

       The undersigned Subscriber (the "Subscriber") desires to become a shareholder of ChineseWorldNet.com Inc., a Cayman Islands corporation (the "Company"), by purchasing the number of common shares designated in and upon the terms and conditions of this subscription agreement (Subscription Agreement"). In this regard, the Subscriber hereby represents and warrants to, and agrees with the Company as follows:

1.     Subscription

       Subject to the terms and conditions of this Subscription Agreement, the Subscriber hereby agrees to purchase, and irrevocably tenders this Subscription Agreement for the purchase of, the number of shares of the Company designated on the signature page of this Subscription Agreement, at a subscription price of US $0.60 per share. The Subscriber hereby makes full payment for such shares by cheque or money order payable to "ChineseWorldNet.com Inc."

2.     Representations

       The Subscriber hereby represents and warrants to the company that:

   (a) the Subscriber has received a copy of the Company's business plan and has been given the opportunity to have the proposed investment and all aspects thereof examined by and explained by the Subscriber's own legal counsel, tax advisor and/ or financial consultant, or that the Subscriber has experience in business enterprises or investments entailing risk of a type or to a degree substantially similar to that entailed in an investment in the Company;

   (b) the Subscriber will be the sole beneficial owner of the Shares issued in the Subscriber's name pursuant to this Subscription Agreement, and will hold such beneficial interest without intent of resale;

   (c) the Subscriber understands that in the event that the Subscriber desires to transfer the Shares, the Subscriber will be required to comply with the Memorandum of Association and the Articles of Association of the Company;

   (d) the Subscriber is purchasing the Shares solely for the Subscriber's own account and not for the benefit or the account of any other person or entity, and that the Subscriber is purchasing the Shares for purposes of investment only and has no present intention of distributing or reselling the Shares purchased, or any part thereof;

   (e) the Subscriber recognizes that the Company has not commenced business operations, and the Subscriber fully understands that an investment in the Shares involves a substantial degree of risk and may result in the total loss of the Subscriber's investment;

   (f) the Subscriber is aware that no federal, provincial or state agency has made any findings or determination as to the merits of this investment, nor any recommendation or endorsement, of the Shares subscribed hereby;

   (g) the Subscriber is aware that there is currently no public or private market for the Shares and that there is no assurance that any such market will be established at any time and that, accordingly, it may not be possible for the Subscriber readily to liquidate the Subscriber's investment in the Company and that, in this regard, the Subscriber has adequate means to provide for the Subscriber's current needs and personal contingencies and has no need for liquidity of this investment;

   (h) the Subscriber understands that the Company has the right to accept or reject this Subscription Agreement, in whole or in part;

   (i) the Subscriber agrees not to transfer or assign this Subscription Agreement or any interest herein, and that, if this Subscription Agreement is accepted by the Company the assignment and transferability of the Shares subscribed for by the Subscriber will be governed by all applicable laws;

   (j) the Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended. Accordingly, the Shares may not be offered or sold, directly or indirectly, in the United States (including its territories and possessions and territories subject to its jurisdiction) or to nationals or citizens or residents thereof or to persons normally resident therein, unless a registration statement has been filed or there is an available exemption from registration requirements. Any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom. The Company has not made any representation of the Shares or the availability of any exemption for the Subscriber's resale of the Shares; and the Company does not make any representation as to when, if at any time, the Shares may be resold in the United States to such nationals or residents thereof,

   (k) this subscription has not been solicited in any manner contrary to the United States Securities Act of 1933, as amended, or any applicable state securities laws, or the laws of any other applicable jurisdiction;

   (1) the Shares were not offered to the Subscriber through an advertisement in printed media of general and regular paid circulation, radio, or television, and no person has made to the Subscriber any written or oral representations;

       (i)     that any person will resell or repurchase the Shares;
       (ii)    that any person will refund the purchase price of the Shares;
       (iii)   as to the future price or value of the Shares;
       (iv) that the Shares will be listed and posted for trading on a stock exchange or that applicable has been made to list and post the Shares for trading on a stock exchange.

       The Subscriber understands that the Company is acting in reliance upon this Subscription Agreement and the representations and warranties of the Subscriber contained herein to determine that the Shares might be sold in reliance upon applicable exemptions from registration and prospectus requirements.

3.     Suitability Standards

       The Subscriber hereby represents and warrants to the Company that the Subscriber has a pre-existing personal or business relationship with the Company, or one or more of its officers or Directors, which relationship is of such a nature and duration so as to enable the Subscriber to be aware of the general business and financial circumstances of the Company.

4.     Irrevocability and Survival of Subscription

       The Subscriber hereby acknowledges and agrees that the Subscriber is not entitled to cancel, terminate or revoke this Subscription Agreement or any agreements of the Subscriber hereunder and that such Subscription Agreement and agreements shall survive the death or disability of the Subscriber.

5.     Pooling Agreement

       The Subscriber hereby acknowledges that the shares must be subject to pooling restrictions imposed voluntarily or otherwise as a result of the Company conducting equity financial to the public. In this regard, the Subscriber agrees to execute and deliver to the Company a pooling agreement in the form prescribed by any regulatory authority or public stock exchange having jurisdiction.

       I also understand that prior to the date hereof the Company may have allotted and issued shares to others.

I UNDERSTAND THAT THE FOREGOING SHARES SHALL BE ISSUED PURSUANT TO AN EXEMPTION GRANTED UNDER APPLICABLE SECURITIES LEGISLATION AND SHALL BE HELD BY ME SUBJECT TO THE RESALE RESTRICTIONS, IF ANY, UNDER SUCH LEGISTRATION. I FURTHER ACKNOWLEDGE THAT IT IS MY OBLIGATION TO ENSURE THAT I COMPLY WITH THE FOREGOING RESALE RESTRICTIONS, IF ANY, AT THE TIME I WISH TO TRADE ANY OF THE SHARES SUBSCRIBED FOR HEREUNDER AND THAT IT IS NOT THE OBLIGATION OF THE COMPANY OR ITS SOLICITORS TO KEEP ME INFORMED IN THIS REGARD.

IN WITNESS WHEREOF, the Subscriber has executed this Subscription Agreement on the date set forth hereinafter.

TOTAL NUMBER OF SHARES SUBSCRIBED FOR:     ___________________ shares

Amount of cheque or money order enclosed: US$ ________________________

DATED this ___________________________ day of _____________________, 2000

                                               X
                                               ---------------------------------
                                               Signature of Subscriber

                                               _________________________________
                                               Print Name of Subscriber

                                               _________________________________

                                               _________________________________

                                               _________________________________
                                               Address of Subscriber

                                   Acceptance

The Company hereby accepts this Subscription Agreement.

Dated: _______________________________________________

CHINESEWORLDNET.COM INC.

Per:

Exhibit 10


                              NAI Interactive Ltd.
                            Content Partner Agreement

This Agreement dated as of June 21, 2000

Between:

          NAI Interactive Ltd.
          Suite 201, 1118 Homer Street, Vancouver,
          B.C, V613 61-5, Canada

               (called "NAI")

And:

          Mr. Ian Thomson
          Rampart Securities Inc.
          Suite 2000
          421 7th Ave. S.W.
          Calgary, Alberta
          T2P 4K9, Canada

              (called "Ian Thomson")

This AGREEMENT witnesses that in consideration of the respective mutual promises and agreements, the Company and Ian Thomson promise and agree each with the other as follows:

   A. NAI hereby agrees to summarize and translate part of your research articles and presented at www.na-investor.com. This translated part will
                                  --------------------
        represent a link back to www.exacttrade.com or the full article in
                                 ------------------
        English.

   B.   Ian Thomson will forward his research article to letter@na-investor.com.
                                                         ----------------------

   C. NAI will only provide the accurate translation of partly Ian Thomson research articles. NAI will not be responsible for any legal action towards Ian Thomson.

   D. Both parties have the right to terminate the agreement by a written notice 60 days in advance.

   E. Any amendments or alteration made to this Agreement may only be made by mutual consensus and put in writing and signed by both parties.

   G.   Applicable Laws:
        This Agreement is governed by the laws of the Province of British Columbia.

   H.   Assignment:
        Neither party to this Agreement may assign or delegate its duties under this Agreement without the prior written consent of the other,

   I.   Arbitration:

        If there is a disagreement of dispute between the parties with respect to this agreement of the interpretation thereof, such disagreement of dispute will be referred to binding arbitration to be conducted by a single arbitrator pursuant to the provisions of the Commercial Arbitration Act (British Columbia) and any amendments thereto, and the determination of such arbitrator will be final and binding upon the parties.

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the Effective date written above.

NAI Interactive LTD


/s/ signature                                   /s/ Ian Thomson
----------------------------                    ----------------------------
Witness                                         Ian Thomson
                                                By it's authorized signatory

/s/ signature                                   /s/ signature
----------------------------                    ----------------------------
Witness                                         NAI Interactive Ltd.
                                                By it's authorized signatory

                              NAI Interactive Ltd.
                          News Letter Content Agreement

This Agreement dated as of Apr 27, 2000


Between:

          NAI Interactive Ltd.
          Suite 201, 1118 Homer Street, Vancouver,
          B.C. V6B 6L5, Canada

          (called "NAI")

And:

          Emerging Growth Stocks
          102-2020 Comox Street,
          Vancouver, B.C.
          V6G IR9, Canada
          (called "EGS")

This AGREEMENT witnesses that in consideration of the respective mutual promises and agreements, the Company and EGS promise and agree each with the other as follows:

A. NAI hereby agrees to summarized and translate part of EGS newsletter into Chinese and post it on the website www.na-investorcom.
                                          -------------------

B.     EGS agrees to provide EGS newsletter content to NAT.

C.     NAT will also provide a link to EGS's website.

D. NAT will only provide the translation of partly EGS newsletter. NAT will not be responsible for any legal action towards EGS newsletter.

E. Both parties have the right to terminate the agreement by notice one-month in advance.

F. Any amendments or alteration made to this Agreement may only be made by mutual consensus and put in writing and signed by both parties.

G.     Applicable Laws:
       This Agreement is governed by the laws of the Province of British
       Columbia.

H.     Assignment:
       Neither party to this Agreement may assign or delegate its duties under this Agreement without the prior written consent of the other.

I.     Arbitration:
       If there is a disagreement of dispute between the parties with respect to this agreement of the interpretation thereof, such disagreement of dispute will be referred to binding, arbitration to be conducted by a single arbitrator pursuant to the provisions of the Commercial Arbitration Act (British Columbia) and any amendments thereto, and the determination of such arbitrator will be final and binding upon the parties.


IN WITNESS WHEREOF, the parties have entered into this Agreement as of the Effective date written above.

NAI Interactive LTD.

/s/ signature                                   /s/ signature
--------------------------                      --------------------------
Witness                                         Emerging Growth Stocks
                                                By it's authorized signatory

/s/ signature                                   /s/ signature
--------------------------                      --------------------------
Witness                                         NAI Interactive Ltd.
                                                By it's authorized signatory

                                                                 EXECUTION COPY

                       YAHOO! HOLDINGS (HONG KONG) LIMITED

                            CONTENT LICENSE AGREEMENT
                                  (CO-BRANDING)

THIS CONTENT LICENSE AGREEMENT (the "Agreement")is made as of this January 2001
                                     ---------
(the "Effective Date")between YAHOO! HOLDINGS (HONG KONG) LIMITED, a corporation
      --------------
of Hong Kong Special Administration Region, the People's Republic of China, with offices at 2802, 28/F, Sunning Plaza, 10 Hysan Avenue, Causeway Bay, Hong Kong ("Yahoo") and ChineseWorldnet.com Inc., ("Licensor"), with registered offices at
  -----                                   --------
The Huntlaw Building P.O. Box 1350 GT, Grand Cayman, Cayman Island.

In consideration of the mutual promises contained herein, the parties agree as follows:

SECTION 1: DEFINITIONS.
-----------------------

        Unless otherwise specified, capitalized terms used in this Agreement shall have the meanings attributed to them in Exhibit A hereto.

SECTION 2: GRANT OF LICENSES
----------------------------

2.1     Grant of Licenses.  Subject to the terms and conditions of this
        -----------------
        Agreement, Licensor hereby grants to Yahoo, under Licensor's Intellectual Property Rights:

(a) A non-exclusive, worldwide license to use, modify, reproduce, distribute, display and transmit the Licensor Content in electronic form in connection with Yahoo Properties via the Internet or any Wireless Device (including, without limitation, transmitting the Licensor Content in either the traditional Chinese (Big 5 code) or the simplified Chinese (GB code) format), and to permit users of the Yahoo Properties to download and print the Licensor Content for personal use. Yahoo's license to modify the Licensor content shall be limited to modifying the Licensor Content to fit the format and look and feel of the Yahoo Property.

(b) A non-exclusive, worldwide, fully paid license to use, reproduce and display the Licensor's Brand Features: (i) in connection with the presentation of the Licensor Content on the Content Pages in the Yahoo Properties which is substantially similar in content, appearance, layout and page design to the page attached hereto as Exhibit E; and (ii) in
                                                       ---------
        connection with the marketing and promotion of the Yahoo Properties.

(c)     Yahoo shall be entitled to sublicense the rights set forth in this
        Section 2.1: (i) to its Affiliates only for inclusion in Yahoo Properties; and (ii) in connection with any mirror site, derivative site, or distribution arrangement concerning a Yahoo Property.

(d) Not limiting any other rights provided Yahoo pursuant to this Agreement, Yahoo shall have the right, at its sole discretion, to display Teaser Content on pages that link to pages containing Licensor Content.

                                                                    CONFIDENTIAL

                                                                  EXECUTION COPY



2.2     Co-branding. For the Term of this Agreement, and in consideration of the
        ------------
        licenses and rights granted in Section 2.1 hereto, Yahoo shall co-brand the pages containing Licensor Content with Licensor Brand Features and Yahoo Brand Features.

SECTION 3: PRESENTATION OF LICENSOR CONTENT, ADVERTISING REVENUE.
-----------------------------------------------------------------

3.1 Yahoo's Responsibilities. In addition to any responsibilities that may be set forth in Exhibit C, Yahoo will be responsible for the design,
                        ---------
        layout, posting, and maintenance of the Content Pages. In no event is Yahoo under any obligation, express or implied, to post or otherwise include any of the Licensor Content in any Yahoo Property, including without limitation, in any Content Pages.

3.2 Licensor Assistance. In addition to any responsibilities that may be set forth in Exhibit C, Licensor will provide on-going assistance to Yahoo
                 ---------
        with regard to technical, administrative and service-oriented issues relating to the utilization, transmission and maintenance of the Licensor Content, as Yahoo may reasonably request. Licensor will use its reasonable best efforts to ensure that the Licensor Content is accurate, comprehensive and updated regularly as set forth in Exhibit C.
                                                            ---------

3.3 Advertising Rights. Yahoo shall have the sole right to sell or license all Advertising Rights with respect to Content Pages.

3.4 Notices. Yahoo will not alter or impair any acknowledgment of copyright or other Intellectual Property Rights of Licensor that may appear in the Licensor Content and the Licensor Brand Features, including all copyright, trademark and similar notices that Licensor may reasonably request.

3.5     Links. The parties will maintain the hypertext links specified in
        Exhibit D.
        ---------

SECTION 4: DELIVERY OF LICENSOR CONTENT
---------------------------------------

        During the term of this Agreement, Licensor shall deliver updates of the Licensor Content to Yahoo in accordance with the Delivery Specifications set forth in Exhibit C. Licensor also shall provide Yahoo with
                     ---------
        reasonable prior notice of any significant Enhancements that generally affect the appearance, updating, delivery or other elements of the Licensor Content, and shall make such Enhancements available to Yahoo upon commercially reasonable terms.

SECTION 5: INDEMNIFICATION
--------------------------

        Licensor, at its own expense, will indemnify, defend and hold harmless Yahoo, its Affiliates and their employees, representatives, agents and affiliates, against any claim, suit, action, or other proceeding brought against Yahoo or an Affiliate based on or arising from a claim that the Licensor Content as delivered to Yahoo or any Licensor Brand Feature infringes in any manner any Intellectual Property Right of any third party or contains any material or information that is obscene, defamatory, libelous, slanderous, that violates any person's right of publicity, privacy or personality, or has otherwise resulted in any tort, injury, damage or harm to any person; provided, however, that in
                                                    -----------------

                                                                    CONFIDENTIAL

                                                                  EXECUTION COPY


        any such case: (x) Yahoo provides Licensor with prompt notice of any such claim; (y)Yahoo permits Licensor to assume and control the defense of such action, with counsel chosen by Licensor (who shall be reasonably acceptable to Yahoo); and (z) Licensor does not enter into any settlement or compromise of any such claim without Yahoo's prior written consent, which consent shall not be unreasonably withheld Licensor will pay any and all costs, damages, and expenses, including, but not limited to, reasonable attorneys' fees and costs awarded against or otherwise incurred by Yahoo or an Affiliate in connection with or arising from any such claim, suit, action or proceeding. It is understood and agreed that Yahoo does not intend and will not be required to edit or review for accuracy or appropriateness any Licensor Content.

SECTION 6: LIMITATION OF LIABILITY.
-----------------------------------

        EXCEPT AS PROVIDED IN SECTION 5, UNDER NO CIRCUMSTANCES SHALL LICENSOR, YAHOO, OR ANY AFFILIATE BE LIABLE TO ANOTHER PARTY FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL OR EXEMPLARY DAMAGES ARISING FROM THIS AGREEMENT, EVEN IF THAT PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, SUCH AS, BUT NOT LIMITED TO, LOSS OF REVENUE OR ANTICIPATED PROFITS OR LOST BUSINESS.

SECTION 7: TERM AND TERMINATION
-------------------------------

7.1     Initial Term and Renewals. This Agreement will become effective as of
        -------------------------
        the Effective Date and shall, unless sooner terminated as provided below or as otherwise agreed, remain effective for an initial term of twelve
        (12) months following the first date of public availability of the Licensor Content on a Content Page within a Yahoo Property (the "Initial Term"). After the Initial Term, this Agreement will be automatically renewed for successive additional one year periods ("Extension Terms"),
                                                             ---------------
        unless otherwise terminated by either party by giving notice to the other party not less than sixty (60) days prior to the end of a Term. As used herein, the "Term" means the Initial Term and any Extension Term(s).

7.2     Termination for Cause. Notwithstanding the foregoing, this Agreement may
        ---------------------
        be terminated by either party immediately upon notice if the other party: (w) becomes insolvent; (x) files a petition in bankruptcy; (y) makes an assignment for the benefit of its creditors; or (z) breach any of its obligations under this Agreement in any material respect, which breach is not remedied within thirty (30) days following written notice to such party.

7.3     Effect of Termination.  Any termination pursuant to this Section 7 shall
        ---------------------
        be without any liability or obligation of the terminating party, other than with respect to any breach of this Agreement prior to termination. The provisions of Sections 5, 6, 7, 8, 9, 10, and this Section 7.3 shall survive any termination or expiration of this Agreement.

SECTION 8: OWNERSHIP.
---------------------

8.1     By Licensor. Yahoo acknowledges and agrees that: (i) as between Licensor
        -----------
        on the one hand, and Yahoo and its Affiliates on the other, Licensor owns all right, title and interest in the Licensor Content and the Licensor Brand Features; (ii) nothing in this Agreement shall confer in Yahoo or an Affiliate any right of ownership in the Licensor Content or

                                                                    CONFIDENTIAL

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                                                                  EXECUTION COPY

        the Licensor Brand Features; and (iii) neither Yahoo or its Affiliates shall now or in the future contest the validity of the Licensor Brand Features. No licenses are granted by either party except for those expressly set forth in this Agreement.

8.2     By Yahoo. Licensor acknowledges and agrees that: (i) as between Licensor
        --------
        on the one hand, and Yahoo and its Affiliates on the other, Yahoo or the Affiliates own all right, title and interest in any Yahoo Property and the Yahoo Brand Features; (ii) nothing in this Agreement shall confer in Licensor any license or right of ownership in the Yahoo Brand Features; and (iii) Licensor shall not now or in the future contest the validity of the Yahoo Brand Features. No licenses are hereby granted by Yahoo. Yahoo or its Affiliates shall own all derivative works created by Yahoo from the Licensor Content, including the Content Pages, pursuant to this Agreement, to the extent such is separable from the Licensor Content.

SECTION 9: PUBLIC ANNOUNCEMENTS.
--------------------------------

        The parties will cooperate to create any and all appropriate public announcements relating to the relationship set forth in this Agreement. Neither party shall make any public announcement regarding the existence or content of this Agreement without the other party's prior written approval and consent.

SECTION 10: NOTICE-, MISCELLANEOUS PROVISIONS
---------------------------------------------

10.1    Notices. All notices, requests and other communications called for by
        -------
        this Agreement shall be deemed to have been given immediately if made by telecopy or electronic mail (confirmed by concurrent written notice sent airmail, postage prepaid), if to Yahoo at Room 2802, 28/F, Sunning Plaza, 10 Hysan Avenue, Causeway Bay, Hong Kong, Fax: (852) 2915-2126
        Attention: Managing Director (e-mail: savio@yahoo-inc.com), with a copy to its Corporate Counsel (e-mail: may@yahoo-ine.com), and if to Licensor at the physical and electronic mail addresses set forth on the signature page of this Agreement, or to such other addresses as either party shall specify to the other. Notice by any other means shall be deemed made when actually received by the party to which notice is provided.

10.2 Miscellaneous Provisions. This Agreement will bind and inure to the benefit of each party's permitted successors and assigns. Neither party may assign this Agreement, in whole or in part, without the other party's written consent; provided, however, that: (i) either party may assign this Agreement without such consent in connection with any merger, consolidation, any sale of all or substantially all of such party's assets or any other transaction in which more than fifty percent
         (50%) of such party's voting securities are transferred; and (ii) Yahoo may assign this Agreement without such consent to an Affiliate. Any attempt to assign this Agreement other than in accordance with this provision shall be null and void. This Agreement will be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region of People's Republic of China, without reference to conflicts of laws rules, and without regard to its location of execution or performance. If any provision of this Agreement is found invalid or unenforceable, that provision will be enforced to the maximum extent permissible, and the other provisions of this Agreement will remain in force. Neither this Agreement, nor any terms and conditions contained herein may be construed as creating or constituting a

                                                                    CONFIDENTIAL

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                                                                  EXECUTION COPY


        partnership, joint venture or agency relationship between the parties. No failure of either party to exercise or enforce any of its rights under this Agreement will act as a waiver of such rights. This Agreement and its exhibits are the complete and exclusive agreement between the parties with respect to the subject matter hereof, superseding and replacing any and all prior agreements, communications, and understandings, both written and oral, regarding such subject matter. This Agreement may only be modified, or any rights under it waived, by a written document executed by both parties. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute a single instrument. Execution and delivery of this Agreement may be evidenced by facsimile transmission.


                                                                    CONFIDENTIAL

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                                                                  EXECUTION COPY

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

YAHOO! HOLDINGS                                  LICENSOR
(HONG KONG) LIMITED



Signature: /s/ Savio Chow                        Signature: /s/ Mathew Lee
           -------------------                              --------------------
Name:          Savio Chow                        Name:          Mathew Lee
           -------------------                              --------------------
Title:     Vice President & Managing             Title: Senior Vice President of
           -------------------------                    ------------------------
           Director of Yahoo! Asia              Marketing & Business Development
           -----------------------              --------------------------------
Address:   2802, 28/F, Sunning Plaza,           Address:   Suite 620, 1090 West
           --------------------------                      --------------------
           10 Hysan Avenue, Causeway Bay,               Pender Street, Vancouver
           ------------------------------               ------------------------
           Hong Kong                                    B.C. Canada V6E 2N7
           ------------------------------               ------------------------

                                                Fax: 604-488-0868
                                                     ------------
                                                E-mail: mlee@na-investor.com
                                                        --------------------



                                                                    CONFIDENTIAL

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                                                                  EXECUTION COPY

                                    EXHIBIT A
                                    ---------
                                   DEFINITIONS

"Advertising Rights" shall mean the advertising and promotional rights sold or
-------------------
licensed with respect to Content Pages.


"Affiliates" shall mean Yahoo! Inc. any company or any other entity world-wide
-----------
owned by Yahoo! Inc., including, without limitation, corporations, partnerships, joint ventures, and Limited Liability Companies, in which Yahoo! Inc. owns at least a 19.9% ownership, equity, or financial interest.

"Confidential Information" shall mean all information concerning Yahoo,
-------------------------
including, without limitation, all commercial, financial, sales, marketing, technological, customer and software information, that may be deemed to be proprietary and confidential information of Yahoo.

"Content Pages" shall mean those pages in the Yahoo Property that contain
--------------
Licensor Content and that are co-branded with both Licensor Brand Features and Yahoo Brand Features. Content Pages shall not include pages containing Teaser Content.

"Enhancements" shall mean any updates, improvements or modifications made to, or
-------------
derivative works created from, the Licensor Content by Licensor.

"Intellectual Property Rights" shall mean all rights in and to trade secrets,
-----------------------------
patents, copyrights, trademarks, know-how, as well as moral rights and similar rights of any type under the laws of any governmental authority, domestic or foreign.

"Internet" shall mean the collection of computer networks commonly known as the
---------
Internet, and shall include, without limitation, the World Wide Web.

"Licensor Brand Features" shall mean all trademarks, service marks, logos and
------------------------
other distinctive brand features of Licensor that are used in or relate to the Licensor Content, including, without limitation, the trademarks, service marks and logos described in Exhibit B hereto.

"Licensor Content" shall mean, collectively, all materials, text, data, other
-----------------
similar information, graphics and/or photographs collected and owned by Licensor, which is a collection of HTML files and certain related scripts or gif or jpeg files or other similar file format for graphic or image displaying, as further described in Exhibit B attached hereto, including, without limitation, all Enhancements.

"Teaser Content" shall mean unmodified headlines and/or the first sentence of
---------------
articles from Licensor Content.

"Wireless Devices" shall mean various devices, including, but not limited to,
-----------------
cellular phones, personal digital assistants and pagers, that receive and/or transmit voice, data or video signals through the radio spectrum exclusively and in connection with other technologies (such as the Internet).

                                                                    CONFIDENTIAL

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                                                                  EXECUTION COPY

"Wireless Device Carriers" shall mean various carriers that use the radio
-------------------------
spectrum, both exclusively and in connection with other technologies (such as the Internet), for transmitting and receiving voice, data or video signals for communications.

"Yahoo Brand Features" shall mean all trademarks, service marks, logos and other
---------------------
distinctive brand features of Yahoo that are used in or relate to a Yahoo Property, including, without limitation, the trademarks, service marks and logos described in Exhibit B.
             ----------

"Yahoo! Inc." shall mean a corporation incorporated in the State of Delaware,
-------------
United States of America, a parent company of Yahoo.

"Yahoo Properties" shall mean any Yahoo! Inc. branded or co-branded media
-----------------
properties, including, without limitation, Internet guides, developed in whole or in part by Yahoo! Inc or its Affiliates and distributed or made available by Yahoo! Inc. or its Affiliates over the Internet, and any Wireless Device Carrier.


                                                                    CONFIDENTIAL

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                                                                  EXECUTION COPY

                                    EXHIBIT B
                                    ---------
                                LICENSOR CONTENT

Licensor Content shall be content available from Licensor's website at http://www.ChineseWorldnet.comfrom time to time and shall include the following:
------------------------------

(Graphic Omitted due to lack of Chinese Character capability)

                             LICENSOR BRAND FEATURES

Licensor logo
Licensor related logos

                              YAHOO BRAND FEATURES

Yahoo!
Yahoo related logos


                                                                    CONFIDENTIAL

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                                                                  EXECUTION COPY

                                    EXHIBIT C
                                    ---------
                      DELIVERY AND TECHNICAL SPECIFICATIONS

A.     Licensor's Responsibilities:
       ----------------------------

   1. Licensor will deliver Licensor Content in batch update before 8:00 pin on a daily basis with no more than 30 minutes delay.

   2. Licensor will throughout the term of this agreement, provide ongoing assistance to Yahoo with regard to technical, administrative and services -oriented issues related to the utilization, transmission, and maintenance of the Licensor Content, as Yahoo may reasonably request.

   3. Licensor will use its reasonable efforts to ensure that Licensor Content is accurate, comprehensive, and updated regularly.

   4. Licensor will bear the cost of preparing and transmitting Licensor Content to Yahoo.

B.     Yahoo's Responsibilities:
       -------------------------

   1. Yahoo will be responsible for providing equipment and software necessary to incorporate the Licensor Content into Yahoo properties, provided that the Licensor Content is provided in accordance with the Format of Content Delivery below.

   2.  Yahoo will host Licensor Content on its servers.

   3. Yahoo will present the information specific on pages consistent with Yahoo's user interface.

   4. Yahoo will use commercially reasonable efforts to sell the advertising inventory created by this partnership. Yahoo will be responsible for tracking advertising banners served to the Content Pages, advertising production and rotation.

C.     Format of Content Delivery:
       ---------------------------

       The Licensor Content shall be delivered by ftp to the address designated by Yahoo for linking servers serving pages to the Yahoo properties.


                                                                    CONFIDENTIAL

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                                                                  EXECUTION COPY

                                    EXHIBIT D
                                    ---------
                                      LINKS

During the Term of this Agreement, the following links will be maintained:

LOCATION OF LINK     LINK TO WHERE                SPECIFICS OF LINK
----------------     -------------                -----------------
Pages display        Licensor's homepage          http://www.chineseworldnet.com
only Licensor's
content



                                                                    CONFIDENTIAL

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                                                                  EXECUTION COPY

                                    Exhibit E
                                    ---------
                              CONTENT PAGES MOCK-UP
                              ---------------------

                                                                    CONFIDENTIAL

PRIVATE AND CONFIDENTIAL

October 3, 2000

China Infobank Limited,
21 [F, Asia Orient Tower, Town Place,
33 Lockhart Road, Wanchai, Hong Kong.

Attention: Mr. Stephen Chow
           ----------------

Dear Sir,

Re:     Content Partner
-----------------------

Reference is made to the proposed China Infobank Limited (CIFB) as a content partner for ChineseWorldNet.com Inc. (CWN) to provide China financial information in Chinese.

This letter serves to identify the fundamental understanding between CWN and CIFB and forms a basis for the drafting of a content partner agreement.

Scope of Business
CWN is a company incorporated in the Cayman Islands and is art Internet financial services company, Its objective is to become a leading financial information portal web site in Chinese using ChineseWorldNet.corn Inc.'s Internet platform. CWN currently has three Internet Web sites offering a variety of financial services in Chinese and hosting banner advertisements arid information on public companies.

China Infobank- Limited is a China content provider providing all kind of China -related information on the Internet. China Infobank has focused on building its information archive. It is now recognized as one, of the most authoritative source of China related information and currently comprises over three million business reports and articles - a figure which is increasing daily. It provides a range of economics, business, scientific and governmental data to business community.

Joint Venture
CIFB has agreed in principle to provide China financial information (including financial news) in Chinese to CWN. as an initial stage. When the financial portal of CWN is launched with the personalization portal, C)A Ni will have all of the CIFB financial information for CWN members to choose. CIFB and CWN will evenly share the subscription fee for the CIFB information in the personalization portal.

This letter summarizes the fundamental understanding of the proposed content partner between CWN and CIFB as at the date of this letter. Please acknowledge by signing and returning the attached copy of this letter to us.

Yours faithfully,                            Agreed and accepted by
For and on behalf of                         For and on behalf of
china Infobank Limited                       ChinaWorldNet.com, Inc.


/s/ Stephen Chow                             /s/ Mathew Lee
-------------------------------              -------------------------------
Stephen Chow                                 Mathew Lee
Sales Manager                                VP Marketing & Business Development

                                                               December 7, 2000

                    Investrend Research NAI Interactive Ltd.

                            CONTENT PARTNER AGREEMENT

This licensing agreement, dated December 7, 2000, 2000, is between Investrend Research, a division of Investrend Communications, a Nevada corporation with offices located at 801 S. Figueroa, Suite 1120, Los Angeles, CA 90017 ("Invest rend ") and NAI Interactive Ltd., a Vancouver, BC corporation located at 620-1090 W. Pender Street. Vancouver, BC, WE 2N7, Canada ("NAI").

INTRODUCTION

This letter of agreement states the terms and conditions under which Investrend and NAI Interactive Ltd. will enter into a content partnership relationship.

Investrend is a leader in providing objective securities research to individual and institutional investors. Investrend issues a detailed initial report on covered companies, and subsequently three quarterly updates. It also issues research notes on its companies when developments warrant.

NAI produces a web site located at http://www,na-investor.com that provides financial information services to online Chinese investors worldwide.

A.     DEFINITION OF TERMS
       -------------------

"Information" means all manner of numeric and textual material provided by Investrend to NAI Interactive Ltd. clients and visitors. Included Without limitation in this definition are Titled, Pre-Formatted Reports, numeric data, logos of Investrend and copyright notices of Investrend and its third party suppliers.

A "Content Provider" is defined as a web site location created and hosted by NAI Interactive Ltd. specifically for the visitors of NAI Interactive Ltd. for the purpose of providing them access to Investrend Research*s Information. NAI Interactive Ltd. will display the Investrend Research logo near the top of the page at a mutually agreeable location and also provide a link to Investrend (www.investrend.com)

"Host" refers to the party that maintains and displays the information.

B.     RIGHTS GRANTED
       --------------

     Subject to all of the terms and conditions contained herein, Investrend grants, and NAI Interactive Ltd. accepts a worldwide, non-exclusive license to access and display the Information described below.

B.1 Investrend grants NAI Interactive Ltd. the rights to use and translate all of the articles and reports in www.investrend.com and place in a specific section of www.na-investor.com.

Investrend Confidential               --more--

Co-Branding Partnership Between Investrend and NAI Interactive Ltd. Page 2 of 6

C.     RIGHTS OF LICENSEE
       ------------------

     Neither NAI Interactive Ltd. nor its clients or subscribers shall acquire any interest in or rights to the Information provided by Investrend except the right to receive such Information in accordance with the provisions of this Agreement. No Information shall be duplicated, re-transmitted, resold or redistributed, except in conformance with this license.

D:     REPRESENTATIONS AND WARRANTIES BY Investrend
       --------------------------------------------

Investrend represents and warrants to NAI Interactive Ltd. as follows:

D.1 Investrend has all rights and licenses necessary to deliver tile Information to NAI Interactive Ltd. in a co-branded format and to grant NAI Interactive Ltd. all rights granted in this agreement to market, promote and advertise the Information as specified herein.

D.2 The Information does not infringe upon or otherwise violate any copyright, trade secret, trademark, patent, invention, right of privacy, known third party rights, or non-disclosure requirements of any third party. In furtherance of these representations and NAI Interactive Ltd.'s reliance thereon, Investrend shall indemnify and hold NAI interactive Ltd., their officers, directors, agents and employees harmless against all claims, demands or liabilities of or to third parties arising from or in connection with Investrend's breach of its representations or warranties hereunder.

D.3 Investrend will obtain the information from sources it considers reliable and will run reasonable control checks on the Information, but will not be Subject to liability for truth or accuracy of the information conveyed or for its completeness or for errors or mistakes made by humans or machines. Investrend shall take reasonable steps to control continuing quality of the Information. Application of such quality control procedures constitutes the full extent of warranty with regard to the information provided. NAI Interactive Ltd. acknowledges that it may be necessary or advisable from time to time, in the ordinary course of Investrend's business, for Investrend to add, delete and substitute information it makes available to co-brand partners, including NAI Interactive Ltd. Should such changes be necessary, Investrend will notify NAI Interactive Ltd. in advance so that proper modifications to the page can be made. NO WARRANTIES, EXPRESSED OR IMPLIED, INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE WILL APPLY TO THE INFORMATION PROVIDED EXCEPT AS SET FORTH ABOVE.

E.     LICENSEE OBLIGATIONS REGARDING PROTECTIONS AND USE OF INFORMATION
       -----------------------------------------------------------------

E.1 If NAI Interactive Ltd. becomes aware of any improper use of the information by a visitor to its website, NAI Interactive Ltd. shall bring it to Investrend's attention and cooperate with Investrend in its attempt to stop such practice.

E.2 NAI will display a disclaimer on its site where visitors reach the Investrend information to the effect that NAI will use its best effort for the translation of Investrend's English reports to Chinese; however neither Investrend nor NAI will be responsible for the accuracy, appropriateness and completeness of any translation.

E.3 NAI agrees that it will use great care and diligence in the faithful translation of Investrend's reports into Chinese.

Investrend Confidential               --more--

Co-Branding Partnership Between Investrend and NAI Interactive Ltd. Page 3 of 6

F.     MARKETING & CUSTOMER SUPPORT ISSUES
       -----------------------------------

F.1 NAI Interactive Ltd. may, at its own expense, actively promote the use of the information licensed herein oil its web site and as it otherwise advertises and markets its product offerings.

F.2 NAI Interactive Ltd. shall be responsible for providing all front-line customer service and technical Support to NAI Interactive Ltd. visitors accessing tile Investrend data hosted at NAI Interactive Ltd.'s servers. Investrend shall be responsible for providing all front-line customer service and technical Support to visitors of the Investrend.com site.

G.     CONFIDENTIALITY
       ---------------

Each party acknowledges and agrees that any and all information emanating from the other party's business in any form, including but not limited to data concerning the design, development and marketing of electronic information distribution technology, computer program development and designs, costs, marketing information, prospective plans, activities of technical and other personnel, Customer lists and any compilations of otherwise non-public information, including the terms of this Agreement, are "confidential and proprietary information". Each party agrees that it will not, during or after the term of this Agreement, permit the duplication, use or disclosure of any such confidential and proprietary information to or by any person (other than any of its employees, agents or representatives who must have such information for the performance of Such Party's obligations hereunder), unless such duplication, use or disclosure is specifically authorized by the other party.

H.     CO-BRANDED INFORMATION
       ----------------------

The following identifies the Information provided under this agreement:

H.1     Distribution to Other Web Sites:

Investrend data may not be redistributed to other web sites or email lists without the written permission of Investrend.

I.     REVENUE SHARE
       -------------

I.1 NAI Interactive Ltd. agrees to share with Investrend a 50-50 advertising revenue. The advertising revenue is shared only on the sections that NAI Interactive Ltd. have translated the information from Investrend. Investrend will provide to NAI short summaries of its research to be placed on the free portion of NAI's site that are lead into the Investrend reports.

I.2 NAI Interactive Ltd. agrees to share with Investrend 40% for the subscription revenue.

J.     TERM AND TERMINATION
       --------------------

J.1 This Agreement shall be effective for a term of 6 months beginning in the month this agreement is last signed by both parties. 'File agreement shall be automatically renewed for successive 6 months term upon the expiration of the

Investrend Confidential               --more--

Co-Branding Partnership Between Investrend and NAI Interactive Ltd. Page 4 of 6


original term unless a party to this agreement shall otherwise notify the other in writing, at least thirty (30) days before the then current term of the agreement ends.

J.2 Upon any material breach of or material default under this agreement by either party, the other party shall give written notice of such breach or default. Unless the same shall be cured within thirty (30) days after delivery of such notice, or if such cure is not possible in such time, or if such party shall not have begun to undertake this cure within such time, then, without limitation of any other remedy available hereunder, the non-defaulting party may terminate this agreement forthwith by delivery of a notice of termination at any time before such breach or default has been cured.

K.     NOTICES
       -------

All notices given under this agreement must be in writing and sent by registered or certified or express mail, return receipt requested and postage prepaid, or delivered personally to:

     Investrend, Inc:                       NAI INTERACTIVE LTD. Inc:
     Attention:     John M. Dutton          Attention:     Mr. Mathew Lee
     President                              Senior VP of Marketing
     Investrend                             NAI Interactive Ltd., Inc.
     Los Angeles, CA 90017                  Canada V6E 2N7
     Phone: 213-929-2616                    (604) 488-8878
     E-mail: jmdutton@investrend.com        E-mail: mlee@na-investor.com

or to such other persons or addresses as either party may designate by written notice to the other.

L.     MISCELLANEOUS
       -------------

L.1 This Agreement shall be binding upon the parties, their successors, and assigns. Neither this agreement nor any interests or duties hereunder may be assigned by either party without the express written consent of the other.

L.2 The information and formats are acknowledged by NAI Interactive Ltd. to be the exclusive property and creation of Investrend and/or its independent data providers. Nothing contained herein shall be construed as creating any ownership rights in such information for NAI Interactive Ltd. or any person or entity, obtaining same through NAI Interactive Ltd.

L.3 No waiver of any term or condition of this agreement shall be deemed to be a waiver of any subsequent breach of any term or condition.

L.4 If any part of this agreement shall be held unenforceable, the remainder of this agreement will nevertheless remain in full force and effect.

L.5 Neither party will be liable for any failure or delay in performance due in whole or in part to any cause beyond its reasonable control. In no event will Investrend be responsible for any loss or damage incurred by any person or party as a result of the use of or reliance on the information supplied, or for consequential, indirect or incidental damages of any kind. In no event will Investrend be liable for loss or damage incurred by any person or party as a result of the use of NAI Interactive Ltd. software, data, or equipment, or for any incidental, indirect, special or consequential damages.

Investrend Confidential               --more--

Co-Branding Partnership Between Investrend and NAI Interactive Ltd. Page 5 of 6

L.6 Headings in this agreement are included for convenience of reference only and shall not constitute a part of this agreement for any other purpose.

L.7 Each party represents and warrants that its respective representative whose signature appears below is duly authorized by all necessary corporate actions to execute this agreement.

L.8     This agreement contains the entire understanding between Investrend and
NAI Interactive Ltd. and     supersedes all prior written and oral
understandings relating to the subject hereof.

L.9 Tile provisions contained in Sections D and G hereof shall survive the termination or expiration of this agreement.

IN WITNESS WHEREOF the parties have executed the, Agreement on the dates written.

Investrend Communications, Inc.               NAI Interactive Ltd., Inc.


By: /s/ John M. Dutton                        By: /s/ Mathew Lee
   -----------------------------                 -----------------------------
Print Name: John M. Dutton                    Print Name: Mathew Lee
            --------------------                          --------------------
Title: Chief Financial Officer               Title: Senior VP of Marketing
       -------------------------                    --------------------------
Date:  Dec. 8, 2000                         Date:  Dec. 7, 2000
      --------------------------                  --------------------------


Investrend Confidential               --more--

                              NAI Interactive Ltd.
                          Content Partnership Agreement

This Agreement dated as of May 23, 2000

Between:

          HAI Interactive Ltd.
          Suite 201, 1118 Homer Street, Vancouver,
          B.C. V6B 6L5, Canada

              (called "NAF)

And:

          NewsGurus.com Inc.
          5774 Deadpine Drive,
          Kelowna, B.C.
          V1P IA3, Canada

              (called "NewsGurus.com")

This AGREEMENT witnesses that in consideration of the respective mutual promises and agreements, the Company and NewsGurus.com promise and agree each with the other as follows:

A. NAI hereby agrees to translate a summary of all free and premium articles available at NewsGurus.com and forwarded by NewsGurus.com to NAI. Each translated summary will represent a link back to NewsGurus.com for the full article in English.

2. NewsQurus.com will forward summary text for all premium and free articles to: nai@na-investor.com.
         --------------------

3. Both parties have the right to terminate the agreement by a written notice 60 days in advance.

4. Any amendments or alteration made to this Agreement may only be made by mutual consensus and put in writing and signed by both parties.

5.   Applicable Laws:
     This Agreement is governed by the laws of the Province of British Columbia,

6.   Assignment:
     Neither party to this Agreement may assign or delegate its duties under this Agreement.

7.   Arbitration:
     If there is a disagreement or dispute between the parties with respect to this agreement, or the interpretation thereof, such disagreement of dispute will be referred to being arbitration to be conducted by a single arbitrator pursuant to the provisions of the, Commercial Arbitration Act (British Columbia) and any amendments thereto, and the determination of such arbitrator will be final and binding upon the parties.

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the Effective date written above.

NAI Interative LTD

/s/ Signature                             /s/ Signature
--------------------------------------    --------------------------------------
By it's authorized signatory              NewsGurus.com
                                          By it's authorized signatory


/s/ Signature                              /s/ Signature
--------------------------------------    --------------------------------------
Witness                                   NAAI Interactive Ltd.
                                          By it's authorized signatory

Exhibit 2(a)

November 15, 2000.

SUBSCRIPTION
AGREEMENT

Between

ChineseWorldNet.com Inc.
as (investor]

and

Technology City Holdings Limited
as Company

relating to

the subscription for shares in Technology City Holdings
Limited

                                    CONTENTS

     1.     INTERPRETATION                                                     1

     2.     SUBSCRIPTION                                                       2

     3.     CONDITIONS PRECEDENT                                               2

     4.     COMPLETION                                                         2

     5.     CONFIDENTIALITY                                                    3

     6.     ANNOUNCEMENTS                                                      3

     7.     NOTICES                                                            3

     8.     COSTS                                                              3

     9.     SEVERABILITY                                                       4

     10.    GENERAL                                                            4

     11.    WHOLE AGREEMENT                                                    4

     12.    GOVERNING LAW AND JURISDICTION                                     4

     SCHEDULE 1 - PARTICULARS OF THE COMPANY                                   5

     SIGNATURE PAGE                                                            6

THIS AGREEMENT is dated June 30, 2000 and made
--------------

BETWEEN:
--------

(1)     ChineseWorldNet.comInc., ("Investor"). a company incorporated in Cayman
        -----------------------    --------
        Islands and whose registered office is at The Huntlaw Building, Fort Street, George Town, PO Box 135OGT. Grand Cayman. Cayman Islands, and

(2)     Technology City Holdings Limited,(the "Company"), a company incorporated
        ---------------------------------      -------
        in the British Virgin Islands and whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

WHEREAS:
--------

(A) The Company is a private company limited by shares, short particulars of which are set out in Schedule 1, having an authorised share capital of US $5,000,000 divided into 5,000,000 shares of US$ 1.00 each.

(B) The Company 'is a multi-media financial information provider focusing on listed securities in Hong Kong. The mission of Technology City is to establish itself as a leading content provider on the Internet and in other peripheral media such as paging and television.

(C) ChineseWorANet.com Inc. will subscribe for share capital of the Company on the terms and subject to the conditions set out in this agreement.

IT IS AGREED as follows:

1.      INTERPRETATION

1.1     In this agreement:

        "Business Day" means a day (other than a Saturday or Sunday) on which
         ------------
        banks are generally open for normal business in Hong Kong:

        "Completion" means the implementation of the matters described in clause
         ----------

        "Hong Kong" means the Hong Kong Special Administrative Region of the
         ---------
        People's Republic of China; and


        "Shares" means shares in the share capital of the Company.
         ------

1.2 Any reference, express or implied, to an enactment includes references to:

         (A) that enactment as re-enacted, amended, extended or applied by or under any other enactment (before or after the signature of this agreement);

         (B) any enactment which that enactment re-enacts (with or without modification); and

         (C) any subordinate legislation made (before or after this agreement) under any enactment, as amended, extended or applied as described in paragraph (A) above or under any enactment referred to in paragraph (B) above.

1.3     In this agreement:

         (A) references to a person include a body corporate and an unincorporated association of persons;

         (B) references to a natural person include his estate and personal representatives; and

         (C) references to a party to this agreement include references to the successors or assigns (immediate or otherwise) of that party.

1.4 The singular shall include the plural and vice versa and words denoting a person shall include a body corporate and an unincorporated association of persons and, unless otherwise stated, include that person's successors or assigns.

1.5     Words importing a gender shall include other gender.

1.6     Sub-clauses 1.1 to 1.5 apply unless the contrary intention appears.

1.7     The headings in this agreement do not affect its interpretation.

1.8 Any schedule or annex or appendix to this agreement shall take effect as if set out in this agreement and references to this agreement shall include its schedules, annexes and appendices.

2.      SUBSCRIPTION
        ------------

        Subject to clause 3, ChineseWorldNet.com Inc. shall subscribe, and the Company shall allot to ChineseWorldNet.com Inc. 100,000 Shares for the total subscription price of US $100,000 (the "Subscription Price") which
                                                      ------------------
        will be equal to 4.167 percent of the total issued share capital of 2,400,000 shares.

3.      CONDITIONS PRECEDENT
        --------------------

3.1 The obligations of the parties in respect of the subscription and allotment of the Shares under clause 2, are conditional on:

        (A)     the receipt by the Company of the Subscription Price; and

        (B) the Company delivering to ChineseWorldNet.com Inc. a copy of the minutes of a meeting of the directors of the Company approving the entry into this agreement, the subscription of Shares by and the allotment of Shares to ChineseWorldNet.com Inc.

3.2 If the conditions in clause 3.1 are not fulfilled on or before June 30, 2000, this agreement shall cease to have effect and none of the pates shall have any rights or obligations under this agreement.

4.      COMPLETION
        ----------

4.1 Completion shall take place on June 30, 2000 at the offices of Technology City Holdings Limited at 15/F., Dotcom House, 128 Wellington Street, Central, Hong Kong or at such other date and time as the parties may agree.

4.2 At Completion the Company shall procure that a meeting of the directors of the Company is held at which it is resolved that, subject only to receipt by the Company of the Subscription Price for the Shares:

        (A) ChineseWorldNet com Inc. be allotted 100,000 Shares for the Subscription Price; and

        (B) the name of ChineseWorldNet.com Inc. be entered in the register of members as the holders of the Shares so allotted and share certificates be issued accordingly.

4.3 At Completion the Company shall procure the delivery to [investor] a copy of the minutes' of the meeting of the directors of the Company referred to in sub-clause 4.2.

4.4 Against delivery of the documents referred to in sub-clause 4.3 ChineseWorldNet.com Inc. shall pay to the Company the Subscription Price.

4.5 If for any reason the provisions of sub-clauses 4.2, 4.3 or 4.4 are not fully complied with the parties shall fix a new date for Completion.

5.      CONFIDENTIALITY
        ---------------

5.1 Subject to Sub-clause 5.2, each party to this agreement undertakes with the others that it shall use all reasonable endeavour to ensure that any information received by it relating to the other party to this agreement or any persons connected with the other party shall be treated as confidential and shall not be disclosed to any third party.

5.2 Sub-clause 5.1 does not apply to the disclosure of information to the extent that such information is in the public domain (other than through a breach of that sub-clause) or as required by law or any regulatory body, or to any disclosure by any party to this agreement to any professional adviser which that party has engaged for itself.

6.      ANNOUNCEMENTS
        -------------

        No party shall make or permit any person connected with it to make any announcement concerning this agreement or any ancillary matter before, on or after Completion except as required by law or any competent regulatory body or with the prior written approval of the other party, such approval not to be unreasonably withheld or delayed.

7.      NOTICES
        -------

7.1 Any notice or other document to be served under this agreement may be delivered or sent by first class recorded delivery post or telex or facsimile process to the party to be served at its address appearing in this agreement or at such other address as it may have notified to the other party in accordance with this clause.

7.2     Any notice or document shall be deemed to have been served:

        (A)     if delivered, at the time of delivery; or

        (B) if posted, at 10:00 a.m. on the second Business Day after it was put into the post; or

        (C) if sent by telex or facsimile process, at the expiration of two hours after the time of despatch, if despatched before 3.00 p.m. on any Business Day, and in any other case at 10.00 a.m. on the Business Day following the date of despatch.

7.3 In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and posted as a prepaid first class recorded delivery letter or that the telex or facsimile message was properly addressed and despatched as the case may be.

8.      COSTS
        -----

        Each party shall bear its own costs and expenses incidental to the negotiation, preparation and completion of this agreement.

9.      SEVERABILITY
        ------------

        The provisions contained in each clause and/or sub-clause of this agreement shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid. If any of those provisions is void but would be valid if some pail of the provision were deleted, the provision in question shall apply with such modification as may be necessary to make it valid.

10.     GENERAL
        -------

10.1 ChineseWorldNet.com Inc. agrees that it shall procure the convening of all meetings, the giving of all waivers and consents and the passing of all resolutions and shall otherwise exercise all powers and rights available to it in order to give effect to the provisions of this agreement.

10.2 The receipt of any party's solicitor for any sum or document to be paid or delivered to that party shall discharge the obligor's obligation to pay or deliver it to that party.

10.3 None of the rights or obligations under this agreement may be assigned or transferred without the prior written consent of the other party.

10.4 Nothing in this agreement shall be deemed to constitute a partnership between the parties nor constitute any party the agent of the other party for any purpose.

10.5 This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement, and any party may enter into this agreement by executing a counterpart.

11.     WHOLE AGREEMENT
        ---------------

11.1 This agreement and the documents referred to in it contain the whole agreement between the parties relating to the transactions contemplated by this agreement and supersede all previous agreements between the parties relating to these transactions.

11.2 Each party acknowledges that, in agreeing to enter into this agreement, it has not relied on any representation, warranty, collateral contract or other assurance (except those set out in this agreement and the documents referred to in it), made by or on behalf of the other party before the signature of this agreement. Each of the parties waives all rights and remedies which, but for this sub-clause, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance, provided that nothing in this clause shall limit or exclude any liability for fraud.

12.     GOVERNING LAW AND JURISDICTION
        ------------------------------

12.1 This agreement is governed by and shall be construed in accordance with the laws of Hong Kong.

12.2 The parties submit to the jurisdiction of the Hong Kong courts for all purposes relating to this agreement.

AS WITNESS the hands of the duly authorised officers of the parties on the date which appears first on page 1.

                     SCHEDULE 1: PARTICULARS OF THE COMPANY

Registered office:     P.O. Box 957, Offshore Incorporations Centre, Road Town,
                       Tortola, British Virgin Islands

Date and place of incorporation:  14 December, 1999, British Virgin Islands

Directors:     Mr. Koo, Kwok Tai

               Miss Law, Pui Chu Monica

Secretary:     Miss Law, Pui Chu Monica

Share Capital:

Class                    Authorised                    Issued
-----                    ----------                    ------

Ordinary               US$5,000,000                    US$1,000

Signed by Mathew Lee                    )
for and on behalf of                    )
ChineseWorldNet.com Inc.                )     /s/ Mathew Lee      Oct 13th, 2000
                                             -----------------------------------


Signed by                               )
for and on behalf of                    )
Technology City Holdings Limited        )     /s/ Signature
                                             -----------------------------------

Exhibit 4(b)(i)

                                 Consulting Agreement

This Agreement made as of the  March 1st   of  2,000  (the "Effective Date").
                              ------------    -------

Between:

         Chineseworldnet.com Inc., a company incorporated in the Cayman Islands and whose registered office is at P.O. Box 13 50, the Huntlaw Building, Fort Street, George Town, Grand Cayman, Cayman Islands.

         (Hereinafter called the "Company")

And:

         Joe Tai. having a business at 630-1090 West Pender Street, Vancouver, B.C., V6E 2N7. Canada

         (Hereinafter called the "Consultant")

WHEREAS the Consultant is a businessman with significant experience, who represents the Company as an Advisor to the Company.

AND WHEREAS the Consultant has , through his practice and by other means, developed business, corporate finance, management and operations expertise (the "Consultant's Expertise"),

AND WHEREAS the Company, would like access to the Consultant's Expertise;

AND WHEREAS, in this regard, the Company has agreed to retain the consulting services of the Consultant and the Consultant has agreed to provide consulting services to the Company on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained, the parties hereto agree (the "Agreement") as follows:

1.     Engagement
       ----------

1.1 The Consultant hereby agrees to make available to the Company, from time to time, the Consultant's Expertise., such to be provided upon the terms and conditions contained in this Agreement

2.     Duration
       --------

2.1 This Agreement shall be in effect until terminated by either party on 30 days advance written notice to the other.

3.     Remuneration
       ------------

3.1    The remuneration of the Consultant is US $3000 per month.

4.     Duties of Consultant
       --------------------

4.1    The Consultant shall:

         i. Provide business directions to the Company and help to expand the Company's business and network in North America and Asia;

        ii. Devote sufficient time and attention to the business and affairs of the Company;

       iii. Faithfully serve the Company and use its best efforts to promote the interests of the Company;

5.     Confidentiality
       ---------------

5.1 Unless permitted by resolution of the Directors (excluding the Consultant if he is Director), the Consultant shall not, during the term of this Agreement or at any time thereafter, use for his own purposes or for any purposes other than those of the Company any intellectual property or knowledge or confidential information of any kind whatsoever he may acquire in relation to the Company's business or the business of its subsidiaries, and such shall be and remain the property of the Company.

6.     General
       -------

6.1 The headings and section references in this Agreement are for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

6.2 Time is hereby expressly made of the essence of this Agreement with respect to the performance by the parties of their respective obligations under this Agreement.

6.3 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, personal representatives., successors and permitted assigns. This Agreement may not be assigned by either party hereto without the prior express written consent of the other party.

6.4 This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof and may not be amended, waived or discharged except by an instrument in writing executed by the party against whom enforcement of such amendment, waiver or discharge is sought and this Agreement supersedes all prior agreements between the parties.

6.5 Each of the parties hereto hereby covenants and agrees to execute such further and other documents and instruments and do such further acts and other things as may be necessary to implement and carry out the intent of this Agreement.

6.6 All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by postage prepaid double registered mail addressed as follows:

To the Company:

       P.O. Box 1350, the Huntlaw Building, Fort Street, George Town, Grand Cayman, Cayman Islands

       Attention:     Director

To the Consultant:

       630-1090 West Pender Street, Vancouver. B.C., V6E 2N7, Canada

       Attention:     Joe Tai

Or to such other address as may be given in writing by the Company or the Consultant and shall be deemed to have been received, if delivered, on the date of delivery and if mailed then on the fifth business day following the posting thereof.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto effective as of the day and year first above written.


_______________________________________
Chineseworldnet.com Inc.

Per:  /s/ Ken Cai
    --------------------
     Ken Cai

Per:  /s/ Joe Cai
    --------------------
     Joe Cai

                              Consulting Agreement

This Agreement made as of the  Jan 15th   of  2000   (the "Effective Date").
                             ------------   --------


Between:

         Chineseworldnet.com Inc., a company incorporated in the Cayman Islands and whose registered office is at P.O. Box 1350, the Huntlaw Building, Fort Street, George Town, Grand Cayman, Cayman Islands.

         (Hereinafter called the "Company")

And:

         Kelvin Szeto, having a business at 630-1090 West Pender Street, Vancouver, B.C., V6E 2N7, Canada

         (Hereinafter called the "Consultant")

WHEREAS the Consultant is a businessman with significant experience, who represents the Company as an Advisor to the Company.

AND WHEREAS the Consultant has, through his practice and by other means, developed business, corporate finance, management and operations expertise (the "Consultant's Expertise"):

AND WHEREAS the Company would like access to the Consultant's Expertise;

AND WHEREAS, in this regard, the Company has agreed to retain the consulting services of the Consultant and the Consultant has agreed to provide consulting services to the Company on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained, the parties hereto agree (the "Agreement") as follows:

1.     Engagement
       ----------

1.1 The Consultant hereby agrees to make available to the Company, from time to time, the Consultant's Expertise, such to be provided upon the terms and conditions contained in this Agreement

2.     Duration
       --------

2.1 This Agreement shall be in effect until terminated by either party on 30 days advance written notice to the other.

3.     Remuneration
       ------------

3.1 The remuneration of the Consultant is CAD $3,000 per month starting from January 2000 to May 2000 and CAD $3,200 per month starting from June to December 2000.

4.     Duties of Consultant
       --------------------

4.1    The Consultant shall:

         i.     Provide technical support and knowledge to the Company;
        ii. devote sufficient time and attention to the business and affairs of the Company;
       iii. faithfully serve the Company and use its best efforts to promote the interests of the Company;

5.     Confidentiality
       ---------------

5.1 Unless permitted by resolution of the Directors (excluding the Consultant if he is Director), the Consultant shall not, during the term of this Agreement or at any time thereafter, use for his own purposes or for any purposes other than those of the Company any intellectual property or knowledge or confidential information of any kind whatsoever he may acquire in relation to the Company's business or the business of its subsidiaries, and such shall be and remain the property of the Company.

6.     General
       -------

6.1 The headings and section references in this Agreement are for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

6.2 Time is hereby expressly made of the essence of this Agreement with respect to the performance by the parties of their respective obligations under this Agreement.

6.3 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns. This Agreement may not be assigned by either party hereto without the prior express written consent of the other party.

6.4 This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof and may not be amended, waived or discharged except by an instrument in writing executed by the party against whom enforcement of Such amendment, waiver or discharge is sought and this Agreement supersedes all prior agreements between the parties.

6.5 Each of the parties hereto hereby covenants and agrees to execute such further and other documents and instruments and do such further acts and other things as may be necessary to implement and carry out the intent of this Agreement.

6.6 All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by postage prepaid double registered mail addressed as follows:

To the Company:

       P.O. Box 1350, the Huntlaw Building, Fort Street, George Town, Grand Cayman, Cayman Islands

       Attention:     Director

To the Consultant:

       630-1090 West Pender Street, Vancouver, B.C., V6E 2N7, Canada

       Attention:     Kelvin Szeto

Or to such other address as may be given in writing by the Company or the Consultant and shall be deemed to have been received, if delivered, on the date of delivery and if mailed then on the fifth business day following the posting thereof.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto effective as of the day and year first above written.

/s/ Joe Tai
------------------------
Chineseworldnet.com Inc.

Per:     Joe Tai
    --------------------


/s/ Kelvin Szeto
------------------------

Per:     Kelvin Szeto
    --------------------

Exhibit 1

                                                            REGISTERED AND FILED
                                                      AS NO. 95825 THIS 24TH DAY
                                                                 OF January 2000
                                                                   /s/ Signature
                                                                   -------------
                                                    ASST. REGISTRAR OF COMPANIES
                                                                  CAYMAN ISLANDS

                                THE COMPANIES LAW
                            Company Limited by Shares

                             ARTICLES OF ASSOCIATION

                                       OF

                            CHINESEWORLDNET.COM INC.

                                 INTERPRETATION

1. The Regulations contained or incorporated in Table A of the First Schedule of the Companies Law (1998 Revision) shall not apply to this Company.

2.     (a)    In these Articles the following terms shall have the meanings set opposite unless the context otherwise requires:-

               (i)     Articles    these Articles of Association as from time
                                   to time amended by Special Resolution

               (ii)    Auditors    the Auditors for the time being of the
                                   Company, if any

               (iii)   Company     Chineseworldnet.com Inc.

               (iv)    Directors   the directors of the Company for the time
                                   being or, as the case may be, the directors assembled as a board

               (v)     the Law     the Companies Law (1998 Revision) of the
                                   Cayman Islands and any amendment or other statutory modification thereof and where in these Articles any provision of the Law is referred to, the reference is to that provision as modified by any law for the time being in force

               (vi)    Member      a person who is registered in the Register of
                                   Members as the holder of any Share in the Company

                                                                             c/s

               (vii)   Month       a calendar month

               (viii)  Ordinary    a resolution of a general meeting passed by a
                       Resolution  majority of the Members entitled to vote
                                   present at the meeting in person or by proxy or a written resolution signed by all Members entitled to vote

               (ix)    Registered  the registered office of the Company as
                       Office      provided in Section 50 of the Law

               (x)     Register of the register of Members -to be kept pursuant
                       Members     to section 40 of the Law

               (xi)    Secretary   any person appointed by the Directors to
                                   perform any of the duties of the secretary of the Company and including any assistant secretary

               (xii)   Seal        the common seal of the Company (if
                                   applicable) or any facsimile or official seal
                                   (if applicable.) for the use outside of the Cayman Islands

               (xiii)  Special     a resolution of a general meeting passed by a
                       Resolution  two thirds majority of the Members entitled
                                   to vote thereat present at the meeting in person or by proxy or a written resolution signed by all Members entitled to vote and otherwise in accordance with section 60 of the Law

       (b) Unless the context otherwise requires, expressions defined in the Law and used herein shall have the meanings so defined.

       (c)    In these Articles unless the context otherwise requires:-

              (i) words importing the singular number shall include the plural number and vice-versa;

              (ii) words importing, the masculine gender only shall include the feminine gender;

             (iii) words importing persons only shall include companies or associations or bodies of persons whether incorporated or not;

             (iv) a notice provided for herein shall be in writing unless otherwise specified and all reference herein to "in writing" and "written" shall include printing, lithography, photography and other modes of representing or reproducing words in permanent visible form; and

             (v) "may" shall be construed as permissive and "shall" shall be construed as imperative.

       (d) Headings used herein are intended for convenience only and shall not affect the construction of these Articles,

                                     SHARES

3.     (a)    Subject to the provisions, if any, in that behalf in the
              Memorandum of Association, and without prejudice to any special rights previously conferred on the holders of existing Shares, any Share may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, voting, return of Share capital or otherwise, as the Company may from time to time by Special Resolution determine, and subject to the provisions of section 37 of the Law, any Share may, with the sanction of a Special Resolution, be issued on the terms that it is, or at the option of the Company or the holder is liable, to be redeemed.

       (b) If at any time the share capital is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued Shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the Shares of that class as may be present in person or by proxy at a separate general meeting of the holders of the Shares of that class. To every such separate general meeting, the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be any two or more holders of the issued Shares of the class present in person or by proxy and that any holder of Shares of the class present in person or by proxy may demand a poll.

4.     (a)    Every person whose name is entered as a Member in the Register of
              Members shall be entitled, without payment, to a certificate of the Company specifying the Share or Shares held by him and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all.

       (b) If a Share certificate is defaced, lost or destroyed it may be renewed oil payment of such fee, if any, and on such terms, if any, as to evidence and indemnity, as the Directors think fit.

5. Except as required by law, no person shall be recognised by the Company as holding any Share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share (except only as by these Articles or by law otherwise provided or under an order of a court of competent jurisdiction) or any other rights in respect of any Share except an absolute right to the entirety thereof in the registered holder, but the Company may in accordance with the Law issue fractions of Shares.

6. The Shares shall be at the disposal of the Directors, and they may (subject to the provisions of the Law) allot, grant options over, or otherwise dispose of them to such persons, on such terms and conditions, and at such times as they think fit, but so that no Share shall be issued at a discount, except in accordance with the provisions of the Law.

7. No Shares shall be issued unless fully paid for in cash, bona fide debt, property or past services. Payment for Shares in the form of promissory notes shall not be permitted, unless payment by way of a promissory note is contemplated and permitted by an employee incentive stock option plan acceptable to any stock exchange on which the Company's Shares are listed and posted for trading, and such employee incentive stock option plan provides for a pledge and lien in favour of the Company on any Shares issued in consideration of a promissory note and such Shares are held by the Company until full payment has been received therefor by the Company.

8. In accordance with the Law, as an exempted company, the Company may maintain its Register of Members at such place within or without the Cayman Islands and under the control of such registrar or other agent as the Directors shall from time to time determine.

                       TRANSFER AND TRANSMISSION OF SHARES

9. The instrument of transfer of any Share shall be executed by or on behalf of the transferor, and the transferor shall be deemed to remain a holder of the Share until the name of the transferee is entered in the Register of Members in respect thereof.

10. Shares shall be transferred in the following form, or in any usual or common form approved by the Directors:

I/we, ____________________________ of ____________________________ (hereinafter called "the Transferor") in consideration of the sum of $_______________________ paid to me/us by ____________________________, of ______________________________
(hereinafter called "the Transferee") do hereby transfer to the Transferee the ______________Share (or Shares) numbered ____________________ in the Company called Chineseworldnet.com Inc. to hold the same unto the Transferee, subject to

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Page 5

the several conditions on which I/we hold the same.

As witness our hands on the _____________ day of ____________________, 19____.


_______________________________
Transferor

11. The instrument of transfer of Shares endorsed on the back of the relevant share certificate (s) or accompanied by the relevant share certificate(s) evidencing the Shares being transferred and further accompanied by proper evidence of authority to transfer in the case of a corporate transferor shall be delivered to the registrar or other agent having control of the Register of Members pursuant to Article 8. It shall be the duty of the Company and its relevant agents, subject to any proper restrictions on transfer imposed by applicable securities law or regulations, to register the transferee in the Register of Members and record the transfer of Shares therein.

12. The legal personal representative of a deceased sole holder of a Share shall be the only person recognised by the Company as having any title to the Share. In case of a Share registered in the names of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only persons recognised by the Company as having any title to the Share.

13. Any person becoming entitled to a Share in consequence of the death or bankruptcy of a Member shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Member in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt person before the death or bankruptcy.

14. A person becoming entitled to a Share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share, except that he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

                              ALTERATION OF CAPITAL

15. The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into new Shares of such amount, as the resolution shall prescribe.

16. Subject to any direction to the contrary that may be given by the Company in general meeting, all new Shares shall be at the disposal of the Directors in accordance with Article 6.

17. The new Shares shall be subject to the same provisions with reference to their full payment, transfer, transmission and otherwise as the Shares in the original share capital.

18.    The Company may by Special Resolution:

        (a) consolidate and divide all or any of its Share capital into Shares of larger amount than its existing Shares;

        (b) sub-divide its existing, Shares, or any of them, into Shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of section 13 of the Law; and

        (c) cancel any Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

19. Subject to the provisions of the Law and the Memorandum of Association, the Company may purchase its own Shares, including any redeemable Shares, provided that the manner of purchase has first been authorised by Ordinary Resolution and may make payment therefor or for any redemption of Shares in any manner authorised by the Law, including out of capital.

                               STATUTORY MEETINGS

20. The Directors shall hold at least one Directors meeting in the Cayman Islands in each calendar year.

                                GENERAL MEETINGS

21. The Company shall hold a general meeting once in every calendar year at such time and at such place (whether within or without Canada) as may be resolved by the Company in general meeting or, in default, at such time and place as the Directors may determine or, in default, at such time in the third month following that in which the anniversary of the Company's continuation occurs, and at such place as the Directors shall appoint. In default of a general meeting being so held, a general meeting shall be held in the month next following and may be convened by any one or more Members holding in the aggregate not less than one-twentieth (1/20th) of the total issued share capital of the Company entitled to vote and in the same manner as nearly as possible as that in which meetings are to be convened by the Directors. The above-mentioned general meetings shall be called annual general meetings; all other general meetings shall be called extraordinary general meetings.

22. The Directors may whenever they think fit, convene an extraordinary general meeting. If at any time there are not sufficient Directors capable of acting to form a quorum, any Director or any one or more Members holding in the aggregate not less than one-twentieth (1/20th) of the total issued share capital of the Company entitled to vote may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors. The

       Directors shall, upon the requisition in writing of one or more Members holding in the aggregate not less than one-twentieth (1/20th) of the total issued share capital of the Company as at the date of the requisition carries the right of voting at general meetings, convene an extraordinary general meeting. Any such requisition shall express the object of the meeting proposed to be called, and shall be left at the Registered Office of the Company. If the Directors do not proceed to convene a general meeting within twenty-one days from the date of such requisition being left as aforesaid, the requisitionists or any or either of them or any other Member or Members holding in the aggregate not less than one-twentieth (1/20th) of the total issued share capital of the Company as at the date of the requisition carries the right of voting at general meetings, may convene an extraordinary general meeting to be held at the Registered Office of the Company or at some convenient place within the Cayman Islands at such time, subject to the Company's Articles as to notice, as the persons convening the meeting fix.

23. Twenty-one days notice at the least (exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which the notice is given) specifying the place, the day and the hour of meeting and, in the case of special business, the general nature of that business shall be given in manner hereinafter provided, or in such other manner (if any) as may be prescribed by the Company in general meetings, to such persons as are entitled to vote or may otherwise be entitled under the Articles of the Company to receive such notices from the Company; but with the consent of all the Members entitled to receive notice of some particular meeting, that meeting may be convened by such shorter notice or without notice and in such manner as those Members may think fit. Notice of general meetings accompanied by any relevant proxy solicitation and information circular sent to Members shall be in English.

24. The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any Member entitled to receive notice shall not invalidate the proceedings at any meeting.

25. All business shall be deemed special that is transacted at an extraordinary general meeting, and all that is transacted at an annual general meeting shall be deemed special with the exception of the consideration of the accounts, balance sheets, the report of the Directors and Auditors, the election of Directors and other officers in the place of those retiring and the appointment and fixing of remuneration of Auditors.

26.    (a)    No business shall be transacted at any general meeting unless a quorum of Members is present at the time that the meeting proceeds to business; save as herein otherwise provided, two or more
              Members present in person or by proxy and entitled to vote shall be a quorum.

       (b) An Ordinary Resolution or a Special Resolution (subject to the provisions of the Law) in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings, (or being corporations by their duly authorised representatives) including a resolution signed in counterpart by or on behalf of such Members or by way of signed telefax transmission, shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

27. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members present shall be a quorum.

28. The chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company.

29. If there is no such chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is Unwilling to act as chairman, the Members present shall choose one of their number to be chairman.

30. The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or any Member present in person or by proxy and entitled to vote, and, unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

32. If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

33. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

34. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

                                VOTES OF MEMBERS

35. On a show of hands ever~' Member present in person or by proxy and entitled to vote shall have one vote. On a poll every Member present in person or by proxy and entitled to vote shall have one vote for each Share of which he is the holder.

36. In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

37. A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee or other person in the nature of a committee appointed by that court, and any such committee or other person may vote by proxy.

38.    On a poll votes may be given either personally or by proxy.

39. The instrument appointing a proxy shall be in writing under the hand of the Member or attorney of the Member duly authorised in writing or, if the Member is a corporation, either under seat or under the hand of a director or officer or attorney duly authorised in writing. A proxy need not be a Member of the Company. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy is given provided that no intimation in writing of such death, insanity or revocation as aforesaid shall have been received by the Company at its Registered Office before the commencement of the general meeting, or adjourned meeting, at which it is sought to use the proxy.

40. The instrument appointing a proxy shall be deposited at the Registered Office of the Company or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid PROVIDED that the chairman of the meeting may in his discretion accept an instrument of proxy sent by telex or telefax upon receipt of telex or telefax confirmation that the signed original thereof has been sent.

41. An instrument appointing a proxy may be in the following form or any other form approved by the Directors:

                            CHINESEWORLDNET.COM INC.
"I, ______________________________ of ____________________________________,
hereby appoint ____________________________________ of _________________________
as my proxy, to vote for me and on my behalf at the [annual or extraordinary, as the case may be] general meeting of the Company to be held on the ______________ day of ________________, 19___.

Signed this __________________________ day of ________________________, 19 ___.

42. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

                          REQUIRED SHAREHOLDER APPROVAL

43.    The Company shall by Ordinary Resolution approve any contract where:-

       (a) there is no disinterested Director who does not have a conflict of interest; or

       (b) all or substantially all of the undertaking of the Company is to be sold or otherwise disposed of.

                CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

44. Any corporation which is a Member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

                             DIRECTORS AND OFFICERS

45. The remuneration of the Directors shall from time to time be determined by the Company in general meeting. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

46. No Share holding qualification shall be required for Directors unless otherwise required by the Company by Ordinary Resolution.

47. Any Director may in writing appoint another person who is approved by the majority of the Directors to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the person appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time, in writing, revoke the appointment of an alternate appointed by him. Every such alternate shall be an officer of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

48. The Directors may by resolution appoint one of their number to be Managing Director or President upon such terms as to duration of office remuneration and otherwise as they may think fit.

49. The Directors may also by resolution appoint a Secretary, who is not also the President, and such other officers as may from time to time be required upon such terms as to duration of office, remuneration and otherwise as they may think fit. Such Secretary or other officers need not be Directors and in the case of the other officers may be ascribed such titles as the Directors may decide.

                         POWERS AND DUTIES OF DIRECTORS

50. Subject to Article 43, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all such powers of the Company as are not, by the Law or these Articles, required to be exercised by the Company in general meeting, subject, nevertheless, to any clause of these Articles, to the provisions of the Law, and to such regulations, being not inconsistent with the aforesaid clauses or provisions, as may be prescribed by the Company in general meeting but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

51. Subject to Article 43, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

52.    (a)    The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

       (b) The Directors may delegate any of the powers exercisable by them to a Managing Director or President or any other person or persons acting individually or jointly as they may from time to time by resolution appoint upon such terms and conditions and with such restrictions as they may think fit, and may from time to time by resolution revoke, withdraw, alter or vary all or any such powers.

       (c) All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

       (d) No document or deed otherwise duly executed and delivered by or on behalf of the Company shall be regarded as invalid merely because at the date of delivery of the deed or document, the Director, Secretary or other officer or person who shall have executed the same and/or affixed the Seal (if any) thereto as the case may be for an on behalf of the Company shall have ceased to hold such office or to hold such authority on behalf of the Company.

53.    The Directors shall cause minutes to be prepared:-

       (a)    of all appointments of officers made by the Directors;

       (b) of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

       (c) of all resolutions and proceedings at all meetings of the Members of the Company and of the Directors and of committees of Directors; and the chairman of all such meetings or of any meeting confirming the minutes thereof shall sign the same.

54.    The Directors shall exercise their powers:

       (a) honestly and in good faith with a view to the best interests of the Company as a whole; and

       (b) with the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

                    DISQUALIFICATION AND CHANGES OF DIRECTORS

55.    The office of Director shall be vacated if the Director:-

       (a) becomes bankrupt or makes any arrangement or composition with his creditors generally; or

       (b)    is found to be or becomes of unsound mind; or

       (c)    resigns his office by notice in writing to the. Company; or

       (d) if he ceases to be a Director by virtue of, or becomes prohibited from being, a Director by reason of, an order made under any provisions of any law or enactment.

56. At the annual general meeting of the Company in every year the whole of the Directors shall retire from office, but shall be eligible for re-election.

57. The Company at the general meeting at which a Director retires in manner aforesaid may fill the vacated office by electing a person thereto nominated by the Members and in default the retiring Director shall be deemed to have been re-elected unless at such meeting it is resolved not to fill such vacated office.

58. The number of Directors shall be not less than three, nor unless the Company in general meeting may otherwise deter-mine, more than ten.

59. Any casual vacancy occurring in the Board of Directors between annual general meetings may be filled by the Directors.

60. The Directors shall have the power at any time, and from time to time, to appoint a person as an additional Director, or persons as additional Directors Provided that such additional Directors so appointed shall not exceed one-third (1/3rd) in number of the Directors elected at the last annual general meeting of Members.

61. The Company may by Ordinary Resolution appoint a Director or Directors and by Special Resolution remove a Director or Directors.

62. Only an individual (and not a company) shall be entitled to be nominated and appointed as a Director of the Company. At least two Directors of the Company from time to time must be neither an officer nor an employee of the Company.

                            PROCEEDINGS OF DIRECTORS

63. The Directors may meet together (either within or without Canada) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote.

64. A Director or alternate Director may, and the Secretary on the requisition of a Director or alternate Director shall, at any time, summon a meeting of Directors by at least five days notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered PROVIDED HOWEVER that notice may be waived by all the Directors (or their alternates) either at, before or after the meeting is held PROVIDED FURTHER that notice or waiver thereof may be given by telex or telefax.

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Page 14

65. The quorum necessary for the transaction of the business of the Directors, may be fixed by the Directors and unless so fixed by the Directors, shall be two Directors or their proxies, save where the subscriber of the Memorandum of Association or the Members in general meeting have appointed a sole Director when such Director acting alone shall constitute a quorum. For the purpose of this Article, an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

66. The continuing Directors may act not withstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to the Articles of the Company as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

67. Any Director or officer may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or officer Provided that nothing herein contained shall authorise a Director or officer or his firm to act as Auditor of the Company.

68. No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be counted in the quorum of any relevant meeting which he attends but shall not be at liberty to vote and shall abstain from so voting in respect of any contract or transaction in which he is so interested as aforesaid and the provisions of Article 43 shall otherwise apply PROVIDED HOWEVER that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him or the alternate Director appointed by him at or prior to its consideration and any vote thereon and a general notice that a Director or alternate Director is a shareholder of any specified firm or company and/or is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure hereunder and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

69. A Director may appoint any person to act as his proxy to attend and vote on his behalf at meetings of the Directors. Such appointment must be made in writing under the hand of the appointor, and may at any time be revoked in like manner, and may be general or for a specified period, or for specified meetings, or for specified resolutions, and may authorize and direct the appointee to be chairman if the appointor would, if present, be entitled to preside. The form of appointment of proxy may contain directions to the proxy to vote in accordance with instructions given by that Director or, in the absence of such instructions, the proxy may act in his discretion. Notice of every such appointment or revocation must be presented to the meeting of Directors at which the proxy is to be used or first used prior to the commencement of such meeting. A proxy may be given by telex or telefax. The appointee need not be a Director or Member of the Company, but he must furnish the Company with his address.

70. The Directors may elect a chairman of their meetings and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

71. The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on it by the Directors.

72. The Directors shall appoint an audit committee consisting of a minimum of three Directors, the majority of whom shall not also be officers or employees of the Company.

73. A committee may elect a chairman of its meetings; if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding, the same, the members present may choose one of their number to be chairman of the meeting.

74. A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present and in case of an equality of votes the chairman shall have a second or casting vote.

75. All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

76. When the Directors (being in number at least a quorum) sign the minutes of a meeting of the Directors the same shall be deemed to have been duly held notwithstanding that the Directors have not actually come together or that there may have been a technical defect in the proceedings. A resolution signed by all of the Directors, including a resolution signed in counterpart by the Directors or by way of signed telefax transmission, shall be as valid and effectual as if it had been passed at a meeting, of the Directors duly called and constituted. To the extent permitted by law, the Directors may also meet by telephone conference call where all Directors are capable of speaking to and hearing the other Directors at the same time.

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                                 SEALS AND DEEDS

77.    (a)    If the Directors determine that the Company shall have a Seat, the Directors shall provide for the safe Custody of the common
              Seal and the common Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Directors, and in the presence of a Director and of the Secretary or, in place of the Secretary, by such other person as the Directors may appoint for the purpose; and that Director and the Secretary or other person as aforesaid shall sign every instrument to which the common Seal of the Company is so affixed in their presence. Notwithstanding the provisions hereof, annual returns and notices filed under the Law may be executed either as a deed in accordance with the Law or by the common Seal being affixed thereto in either case without the authority of a resolution of the Directors by one Director or the Secretary.

       (b) The Company may maintain a facsimile of any common Seat in such countries or places as the Directors shall appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of the Directors and in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the common Seal had been affixed in the presence of and the instrument signed by a Director and the Secretary or such other person as the Directors may appoint for the purpose.

       (c) In accordance with the Law, the Company may execute any deed or other instrument which would otherwise be required to be executed under Seal by the signature of such deed or instrument as a deed by two Directors of the Company or by a Director and the Secretary of the Company or, in place of the Secretary, by such other person as the Directors may appoint or by any other person or attorney on behalf of the Company appointed by a deed or other instrument executed as a deed by two Directors of the Company or by a Director and the Secretary or such other person as aforesaid.

                              DIVIDENDS AND RESERVE

78. The Directors may from time to time declare and pay to the Members such annual or interim dividends as they shall consider appropriate.

79. No dividend shall be paid otherwise than out of profits or out of monies otherwise available for dividend in accordance with the Law.

80. Subject to the rights of persons, if any, entitled to Shares with special rights as to dividends, all dividends on any class of Shares not fully paid shall be declared and paid according to the amounts paid on the Shares of that class, but if and so long as nothing is paid-up on any of the Shares in the Company, dividends may be declared and paid according to the number of Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this article as paid on the Share.

81. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

82. If several persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

83. Any dividend may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto or in the case of joint holders to any one of such joint holders at his registered address or to Such person and such address as the Member or person entitled or such joint holders as the case may be may direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled or such joint holders as the case may be may direct.

84. The Directors may declare that any dividend is paid wholly or partly by the distribution of specific assets and in particular of paid-up shares, debentures or debenture stock of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

85. No dividend shall bear interest against the Company. All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. Any dividend unclaimed by a Member six years after the dividend payment date shall revert to the Company.

                            CAPITALISATION OF PROFITS

86. The Company may upon the recommendation of the Directors by Ordinary Resolution authorise the Directors to capitalise any sum standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution and to appropriate such sums to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provision as they think fit for the case of Shares becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made Linder such authority shall be effective and binding on all concerned.

                                    ACCOUNTS

87. The books of account relating to the Company's affairs shall be kept in accordance with the Law and otherwise in such manner as may be determined from time to time by the Company by Ordinary Resolution or failing such determination by the Directors of the Company.

88. Such Auditors may be appointed and the accounts relating to the Company's affairs may be audited in such manner as may be determined from time to time by the Company by Ordinary Resolution or failing such determination by the Directors.

                                   WINDING UP

89. If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Law, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried Out as between the Members or different classes of Members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any Shares or other securities whereon there is any liability.

90. If the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the Shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the Members in proportion to the capital paid up at the commencement of the winding up on the Shares held by them respectively. This Article is to be without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

                                     NOTICES

91.    (a)    A notice may be given by the Company to any Member either
              personally or by sending it by post, telex or telefax to him to his registered address, or (if he has no registered address) to the address, if any, supplied by him to the Company for the giving of notices to him.

       (b) Where a notice is sent by post, service of the notice shall be deemed to be effected by property addressing, prepaying, and posting a letter containing the notice (by airmail if the address is outside the Cayman Islands) and to have been effected, in the case of a notice of a meeting, at the expiration of three days after the time at which the letter would be delivered in the ordinary course of post.

       (c) Where a notice is sent by telex or telefax, service of the notice shall be deemed to be effected by property addressing and sending such notice through the appropriate transmitting medium and to have been effected on the day the same is sent.

92. If a Member has no registered address and has not supplied to the Company an address for the giving of notice to him, a notice addressed to him and advertised in a newspaper circulating in the Cayman Islands shall be deemed to be duly given to him at noon on the day following the day on which the newspaper is circulated and the advertisement appeared therein.

93. A notice may be given by the Company to the joint holders of a Share by giving the notice to the joint holder named first in the Register of Members in respect of the Share.

94. A notice may be given by the Company to the person entitled to a Share in consequence of the death or bankruptcy of a Member by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not Occurred.

95. Notice of every general meeting shall be given in some manner hereinbefore authorised to:

       (a) every Member entitled to vote except those Members entitled to vote who (having no registered address) have not Supplied to the Company an address for the giving of notices to them; and

       (b) every person entitled to a Share in consequence of the death or bankruptcy of a Member, who, but for his death or bankruptcy would be entitled to receive notice of the meeting.

       No other persons shall be entitled to receive notices of general meetings.

                                   RECORD DATE

96. The Directors may fix in advance a date as the record date for any determination of Members entitled to notice of or to vote at a meeting of the Members and, for the purpose of determining the Members entitled to receive payment of any dividend, the Directors may, at or within 90 days prior to the date of the declaration of such dividend, fix a subsequent date as the record date for such determination.

                      AMENDMENT OF MEMORANDUM AND ARTICLES

97. Subject to and insofar as permitted by the provisions of the Law, the Company may from time to time by Special Resolution alter or amend its Memorandum of Association or these Articles in whole or in part Provided however that no such amendment shall effect the rights attaching to any class of Shares without the consent or sanction provided for in Article 3
       (b).

                              ORGANISATION EXPENSES

98. The preliminary and organisation expenses incurred in forming or continuing the Company shall be paid by the Company and may be amortised in such manner and over such period of time and at such rate as the Directors shall determine and the amount so paid shall in the accounts of the Company, be charged against income and/or capital.

                             OFFICES OF THE COMPANY

99. The Registered Office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company, in addition to its Registered Office, may establish and maintain an office in the Cayman Islands or elsewhere as the Directors may from time to time determine.

                                    INDEMNITY

100. Every Director and officer for the time being of the Company or any trustee for the time being acting in relation to the affairs of the Company and their respective heirs, executors, administrators, personal representatives or Successors or assigns shall, in the absence of wilful neglect or default, be indemnified by the Company against, and it shall be the duty of the Directors out of the funds and other assets of the Company to pay, all costs, losses, damages and expenses, including travelling expenses, which any such Director, officer or trustee may incur or become liable in respect of by reason of any contract entered into, or act or thing done by him as such Director, officer or trustee or in any way in or about the execution of his duties and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company and have priority as between the Members over all other claims. No such Director, officer or trustee shall be liable or answerable for the acts, receipts, neglects or defaults of any other Director, officer or trustee or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss of any of the moneys of the Company which shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited, or for any other loss, damage or misfortune whatsoever which shall happen in or about the execution of the duties of his respective office or trust or in relation thereto unless the same happen through his own wilful neglect or default.

--------------------------------------------------------------------------------
NAME OF SUBSCRIBER          ADDRESS                       DESCRIPTION OF
                                                             SUBSCRIBER
--------------------------------------------------------------------------------
Huntlaw Nominees Ltd        P.O. Box 135OGT               Company
                            Grand Cayman
/s/ Andrew J. Weaver        Cayman Islands
----------------------
Sgd. Andrew J. Weaver
--------------------------------------------------------------------------------



DATED the 12th day of January, Two Thousand.

Witness to the above signature:-


    /s/ Lisa C. So-So
-----------------------------
Sgd. Lisa C. So-So


                                                                             c/s

                                                            REGISTERED AND FILED
                                                      AS NO. 95825 THIS 12TH DAY
                                                                 OF January 2000
                                                                   /s/ Signature
                                                                   -------------
                                                    ASST. REGISTRAR OF COMPANIES
                                                                  CAYMAN ISLANDS

                            MEMORANDUM OF ASSOCIATION

                                       OF

                            CHINESEWORLDNET.COM INC.

1.     The name of the Company is Chineseworldnet.com Inc.

2. The registered office will be situate at the offices of Huntlaw Corporate Services Limited, P.O. Box 1350, the Huntlaw Bldg., Fort Street, George Town in the Island of Grand Cayman or at such other place in the Cayman Islands as the Directors may from time to time decide.

3. The objects for which the Company is established are unrestricted and shall include, but without limitation, the following.-

        (a) To carry on the business of providing internet, computer and electronic data and commerce facilities and services including, without limitation, services in internet and website design and marketing in Chinese for applications in China and throughout the world and internet connection, transmission and communication facilities and services.

        (b)   (1)    To carry on the business of an investment company and for
                     that purpose to acquire and hold, either in the name of the Company or in that of any nominee, land and real estate, gold and silver bullion, shares (including shares in the Company), stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company wherever incorporated or carrying on business and debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any government, sovereign, ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world.

              (2) To carry out exploration for minerals, metals, hydrocarbon materials, precious stones and substances and any activities required for the development of such natural resources.

              (3) To lend money with or without security either at interest or without and to invest money of the Company in such manner as the Directors think fit

                                                                  c/s

              (4) To acquire by purchase, lease, exchange, wire or other-wise, lands and hereditaments of any tenure or any interest in the same in any part of the world.

              (5) To sell, lease, let, mortgage or otherwise dispose of the lands, houses, buildings, hereditaments and other property of the Company.

              (6) To carry on the business of a commodity, commodity futures and forward contracts trader and for that purpose to enter into spot, future or forward contracts for the purchase and sale of any commodity including, but without prejudice to the generality of the foregoing, any raw materials, processed materials, agricultural products, produce or livestock, gold and silver bullion, specie and precious or semi-precious stones, goods, articles, services, currencies, rights and interests which may now or in the future be bought and sold in commerce and whether such trading is effected on an organized commodity exchange or otherwise and either to take delivery of, or to sell or exchange any such commodities pursuant to any contract capable of being entered into on any such commodities exchange.

              (7) To carry on the business of a building construction company and to erect and construct either by the Company or through other parties and for the Company's own use or investment or for any other person, firm or company, houses, hotels, apartment blocks, marinas, harbours, offices, roads, buildings or works of every description on any land of the Company or upon any other lands or hereditaments and to pull down, build or rebuild, enlarge, alter and improve existing houses, hotels, apartment blocks, marinas, harbours, offices, roads, buildings or works thereon, to convert and appropriate any such land into and for roads, streets, squares, gardens and pleasure grounds and other conveniences and generally to deal with and improve the property of the Company and its clients.

              (8) To carry on all or any of the businesses of tourist agents and charter services and for such purposes to carry on the safekeeping, cleaning, repairing, refuelling and the general care of motor vehicles, boats, yachts, sport and fishing craft of all kinds, whatever form of propulsion may be used.

              (9) To carry on all or any of the businesses of general wholesale and/or retail merchants and dealers in hardware and other building requisites, builders merchants, general engineers, metal founders, shipwrights, wharfingers, carriers by sea or land, forwarding agents and commission and general agents, exporters, importers and merchants.

             (10) To carry on whether as principals, agents or otherwise the business of providing and supplying goods, equipment, materials and services of whatsoever nature, and of financiers, company promoters, realtors, financial agents, land owners and dealers in or managers of companies, estates, lands, buildings, goods, materials, services, stocks, leases, annuities and securities of whatsoever type or kind.

             (11) To purchase or otherwise acquire and hold any rights, privileges, concessions, patents, patent rights, licences, secret processes and any real or personal property of any kind whatsoever.

             (12) To build, equip, furnish, outfit, repair, purchase, own, charter and lease steam, motor, sail or other vessels, ships, boats, tugs, barges, lighters or other property to be used in the business of shipping, transportation, chartering and other communication and transport operations for the use of the Company or for others, and to sell, charter, lease, mortgage, pledge or transfer the same or any interest therein to others.

             (13) To carry on the business of importers, exporters and merchants of goods, produce, stores and articles of all kinds both wholesale and retail, packers, wharfingers, customs brokers, ship agents, ship managers, warehousemen, bonded or otherwise and carriers and to transact every kind of agency factor and brokerage business or transaction which may seem to the Company directly or indirectly conducive to its interests.

             (14) To carry on the business of consultants in connection with all manner of services and advisers on all matters relating to companies, firms, partnerships, charities, political and non-political persons and organisations, governments, principalities, sovereign and republican states and countries and to carry on all or any of the businesses of financial, industrial, development, architectural, engineering, manufacturing, contracting, management, advertising, professional business and personal consultants and to advise upon the means and methods for extending, developing, marketing and improving all types of projects, developments, businesses or industries and all systems or processes relating to such businesses and the financing, planning, distribution, marketing and sale thereof.

             (15) To carry on the business of manufacturers, producers, refiners, developers and dealers in all kinds of metals, materials, minerals chemicals, substances and products, whether natural or artificial and of commodity traders, importers, exporters, manufacturers' representatives, wholesale and/or retail merchants, forwarding agents, commission and general agents and brokers, and generally to carry on and execute all kinds of commercial, hire purchase, trading and other operations.

        (c) To act as a management company in all branches of that activity and without limiting the generality of the foregoing, to act as managers of investments and hotels, estates, real property, buildings and businesses of every kind and generally to carry on business as managers, consultants or agents for or representatives of owners of property of every kind, manufacturers, funds, syndicates, persons, firms and companies for any purpose whatsoever.

        (d) To carry on any other trade or business which may seem to the Company capable of being carried on conveniently in connection with any business of the Company.

        (e) To acquire and take over or undertake all or any part of the real estate, business assets or liabilities of any persons and companies carrying on business of any kind.

        (f) To purchase, take on lease or in exchange, hire or otherwise acquire any real or personal property, patents, licences, rights or privileges which the Company may think necessary or convenient for the purposes of its business and to construct maintain and alter any building or works necessary or convenient for the purposes of the Company.

        (g) To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined.

        (h) To borrow or raise money by the issue of ordinary debenture stock or on mortgage or in such other manner as the Company shall think fit.

        (i) To draw, make, accept, endorse, discount, execute and issue all instruments both negotiable and non-negotiable and transferable including promissory notes, bills of exchange, bills of lading, warrants, debentures and bonds.

        (j) To take or otherwise acquire and hold shares in any other company for the benefit of this Company and to sell, improve, repair, lease or mortgage or in any way turn into account all or any part of the property and rights of the Company.

        (k) To make, accept or otherwise handle consignments of goods, wares and merchandise or any of them.

        (l) To establish branches or agencies in the Cayman Islands and elsewhere and to regulate and to discontinue the same.

        (m) To establish, promote and otherwise assist any company or companies for the purposes of furthering any of the objects of which company may seem to benefit this Company.

        (n) To sell or dispose of, lease or let the undertaking of this Company or any part there of for such consideration as the Company may think fit and in particular for shares, fully or partly paid-up debentures or securities of any other company.

        (o) To distribute any of the property of the Company among the Members in specie.

        (p) To acquire and take over the whole or any part of the business, property and liabilities of any person or persons, firm or corporation carrying on any business or possessed of any property or rights Suitable for the purposes of this Company.

        (q) To take or otherwise acquire and hold shares, stock, debentures or other securities of or interest in any other company carrying on any business capable of being conducted so as directly or indirectly to benefit this Company.

        (r) To grant pensions, allowances, gratuities and bonuses to employees or ex-employees of the Company or the dependents of such persons and to support, establish or subscribe to any charitable or other institutions, clubs, societies or funds or to any national or patriotic fund.

        (s) To lend and advance moneys or give credit to such persons and on-such terms as may be thought fit and to guarantee or stand surety for the obligations of any third party whether such third party is related to the Company or otherwise and whether or not such guarantee or surety is to provide any benefits to the Company and for that purpose to mortgage or charge the Company's undertaking, property and uncalled capital or any part thereof, on such terms and conditions as may be thought expedient in support of any such obligations binding on the Company whether contingent or otherwise.

        (t) To enter into partnership or into any arrangements for sharing profits, union of interests, co-operation, joint venture, reciprocal concession, amalgamation or otherwise with any person or persons or company engaged or interested or about to become engaged or interested in the carrying on or conduct of any business or enterprise from which this Company would or might derive any benefit whether direct or indirect and to tend money, guarantee the contracts of or otherwise assist any such person or company and to take subscribe for or otherwise acquire shares and securities of any such company and to sell, hold, re-issue with or without guarantee or otherwise deal with the same.

        (u) To enter into any arrangements with any authorities, municipal or local or otherwise and to obtain from any such authority any rights, privileges or concessions which the Company may think it desirable to obtain and to carry out, exercise and comply with any such arrangements, rights, privileges or concessions.

        (v) To do all such things as are incidental to or which the Company may think conducive to the attainment of the above objects or any of them.

AND IT IS HEREBY DECLARED that each and every paragraph of this Clause 3 shall be construed independently and shall be treated as an independent and main object of the Company and the powers conferred on the Company by any paragraph shall not be restricted by reference to any other paragraph or to the name of the Company or by the juxtaposition of two or more objects and that in the event of any ambiguity, this Clause and every other paragraph hereof shall be construed in such a way as to widen and not to restrict the powers of the Company.

4. Except as prohibited or limited by the laws of the Cayman Islands, the Company shall have full power and authority to carry out any object and Shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in any part of the world whether as principal, agent, contractor or otherwise.

5.     The liability of the Members is limited.

6. The authorised share capital of the Company is One Hundred Million United States Dollars (US$ 100,000,000) consisting of 10,000,000,000 ordinary voting shares of US $0.01 each with the power for the Company to increase or reduce the said capital and to issue-any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

The Subscribers whose names and addresses are subscribed herein are desirous of being formed into a Company limited by shares and in pursuance of this Memorandum of Association, the Subscribers agree to take the shares in the capital of the Company set opposite their names.

DATED the 12th day of January Two Thousand.

--------------------------------------------------------------------------------
                                                                 NO. OF SHARES
    NAME OF                                                         TAKEN BY
  SUBSCRIBER            ADDRESS             OCCUPATION             SUBSCRIBER
--------------------------------------------------------------------------------
Huntlaw Nominees Ltd    P.O. Box 135OGT     Company             1 Ordinary Share
                        Grand Cayman
/s/ Andrew J. Weaver    Cayman Islands
---------------------
Sgd. Andrew J. Weaver

--------------------------------------------------------------------------------


Witness to the above signature:-


    /s/ Lisa C. So-So
-------------------------
Sgd. Lisa C. So-So


                                                                             c/s